

2025 ANNUAL REPORT



We design and manufacture sensing and electrical protection products for mission critical applications across multiple end-markets.

Our products are engineered to meet robust performance requirements which enable our customers to push innovation and shape the future of their industries.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-34652

SENSATA TECHNOLOGIES HOLDING PLC

(Exact name of registrant as specified in its charter)

England and Wales	**98-1386780**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

529 Pleasant Street, Attleboro, Massachusetts, 02703, United States
(Address of principal executive offices, including zip code)

+1 **(508) 236 3800**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary Shares - nominal value €0.01 per share	ST	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's ordinary shares held by non-affiliates at June 30, 2025 was approximately $4.3 billion based on the New York Stock Exchange closing price for such shares on that date.

As of January 29, 2026, 145,799,544 ordinary shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Report incorporates information from certain portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of the end of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

Cautionary Statements Concerning Forward-Looking Statements

This Annual Report on Form 10-K (this "Report") includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by terminology such as "may," "will," "could," "should," "expect," "anticipate," "believe," "estimate," "predict," "project," "forecast," "continue," "intend," "plan," "potential," "opportunity," "guidance," and similar terms or phrases. Forward-looking statements involve, among other things, expectations, projections, and assumptions about future financial and operating results, objectives, business and market outlook, trends, priorities, growth, shareholder value, capital expenditures, cash flows, demand for products and services, share repurchases, and Sensata's strategic initiatives, including those relating to acquisitions, dispositions, and the impact of such transactions on our strategic plans, operational plans, and financial results. These statements are subject to risks, uncertainties, and other important factors relating to our operations and business environment, and we can give no assurances that these forward-looking statements will prove to be correct.

A wide variety of potential risks, uncertainties, and other factors could materially affect our ability to achieve the results either expressed or implied by these forward-looking statements including, but not limited to, risks related to instability and changes in the global markets, supplier interruption or non-performance, changes in trade-related tariffs and risks with uncertain trade environments, the acquisition or disposition of businesses, variability in metals pricing, cybersecurity, adverse conditions or competition in the industries upon which we are dependent, intellectual property, product liability, warranty, and recall claims, public health crises, market acceptance of new product introductions and product innovations, labor disruptions or increased labor costs, and changes in existing environmental or safety laws, regulations, and programs.

Investors and others should carefully consider the foregoing factors and other uncertainties, risks, and potential events including, but not limited to, those described in *Item 1A: Risk Factors* included elsewhere in this Report and as may be updated from time to time in *Item 1A: Risk Factors* included in our Quarterly Reports on Form 10-Q or other subsequent filings with the United States ("U.S.") Securities and Exchange Commission (the "SEC"). All such forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update these statements other than as required by law.

PART I

ITEM 1.   BUSINESS

The Company

The reporting company is Sensata Technologies Holding plc, a public limited company incorporated under the laws of England and Wales, and its consolidated subsidiaries, collectively referred to as the "Company," "Sensata," "we," "our," and "us." We are a global industrial technology company that strives to help our customers and partners safely deliver a cleaner, more efficient, electrified, and connected world. For more than 100 years, we have been developing and innovating a wide range of customized solutions that address increasingly complex engineering and operating performance requirements for our customers' mission-critical applications. We present financial information for three reportable segments, Automotive, Industrials, and Aerospace, Defense, and Commercial Equipment.

We develop, manufacture, and sell sensors and sensor-rich solutions, electrical protection components and systems, and other products. Our sensors are used by our customers to translate a physical parameter, such as pressure, temperature, position, or location of an object, into electronic signals that our customers' products and solutions can act upon. Our electrical protection portfolio (which includes both components and systems) is composed of various switches, fuses, inverters, energy storage systems, high-voltage distribution units, controllers, and software, and includes high-voltage contactors and other products embedded within systems to maximize their efficiency and performance and ensure safety. Other products and services we provide include power conversion systems, which include inverters, converters, and rectifiers for renewable energy generation, green hydrogen production, electric vehicle charging stations, and microgrid applications, as well as industrial and defense applications.

Customers

Our customers in the Automotive reportable segment include leading global automotive original equipment manufacturers ("OEMs") and the companies that supply parts directly to these OEMs, known as Tier 1 suppliers, as well as various aftermarket distributors. Within the Industrials reportable segment, our customers include a wide range of industrial and commercial manufacturers and suppliers across multiple end markets, primarily OEMs in the climate control, appliance, medical, energy and charging infrastructure, and data/telecom industries, as well as systems integrators and motor and compressor distributors. Customers of the Aerospace, Defense, and Commercial Equipment reportable segment include manufacturers, suppliers, and distributors in the aerospace and defense industries and OEMs and their Tier 1 suppliers of agricultural, construction, and on-road truck equipment.

We have had relationships with our top ten customers for an average of 36 years. No customer exceeded 10% of our net revenue in any of the years ended December 31, 2025, 2024, and 2023.

Business Strategy

We believe our long-term success depends on improving operational performance, optimizing capital allocation, and returning to growth.

Improving operational performance

We have achieved our current cost position through development of manufacturing scale and efficiencies, a continual process of migration and transformation to best-cost manufacturing locations, global best-cost sourcing, product design improvements, and ongoing productivity-enhancing initiatives. We also use our decades of manufacturing expertise to drive efficient, high-quality processes. We leverage next-generation automation to lower labor costs and to drive towards zero defects. We are building resilient supply chains with a balanced approach in ensuring the continuity of supply while aggressively focusing on innovative ways to drive material cost down. Through collaboration and partnership across our project teams, sourcing, and our supply base partners, we have identified and are executing on project-based material savings programs to help mitigate inflation. In addition, we continue to drive operational efficiencies with network analysis and optimization, lean initiatives, and accelerating automation deployments to mitigate both labor shortages and wage inflation pressures in our factories.

Optimizing capital allocation

Our capital allocation strategy is primarily focused on supporting the growth of the business through capital expenditures, maintaining our dividend, reducing our debt levels, and repurchasing shares opportunistically.

- We repaid an aggregate principal amount of $354.0 million of the 4.0% senior notes in November 2025 that were validly tendered in connection with a cash tender offer that commenced in October 2025.

- We repaid our $700.0 million aggregate principal amount of 5.0% senior notes due 2025 (the "5.0% Senior Notes") in July 2024 with a combination of cash on hand and the issuance of our $500.0 million aggregate principal amount of 6.625% senior notes due 2032 (the "6.625% Senior Notes").

- We repaid our $400.0 million aggregate principal amount of 5.625% senior notes due 2024 (the "5.625% Senior Notes") in December 2023 with cash on hand.

- In September 2023, our Board of Directors authorized a new $500.0 million ordinary share repurchase program (the "September 2023 Program"), effective on October 1, 2023. In the twelve months ended December 31, 2025, we paid $120.6 million to repurchase shares and $70.4 million in cash dividends.

Returning to growth

While we may continue to consider strategic partnerships and acquisitions to accelerate the growth and transformation of our product portfolio and to obtain access to new technologies, expertise, processes, and solutions, our primary focus is growing the core business, which continues to have meaningful end market demand and generate strong cash flows. Our future success builds upon our deep expertise in customizing the base technologies developed over the years, improving them meaningfully over time, and expanding to other end markets or applications. In some cases, we look to accelerate this by integrating new technologies and capabilities that have been acquired.

Automotive

The Automotive reportable segment accounted for approximately 57.0% of our net revenue in fiscal year 2025. It primarily serves the Automotive OEM and aftermarket industries through the development and manufacturing of sensors, high-voltage solutions (i.e., electrical protection components), and other solutions that are used in mission-critical systems and applications.

Our solutions are present in a wide variety of transportation systems and subsystems, playing a critical role in ensuring the functionality and safety of a vehicle's operation. Within both internal combustion and electrified propulsion architectures, we provide various sensor solutions (e.g., electric motor position, gasoline direct injection, oil pressure monitoring, exhaust temperature, electric motor position, and fuel delivery) that enable superior functionality, efficiency, and optimized performance while reducing environmental impact. As more transportation platforms leverage a plug-in hybrid or fully electrified powertrain, the ability to protect the vehicle systems/sub-systems from high-voltage power sources becomes critical, a need that our electrical protection portfolio (e.g., high-voltage contactors, fuses, and high-voltage junction boxes) addresses. Our cabin thermal management (e.g., pressure plus temperature sensing) and safety (e.g., braking, electronic stability control, and tire management solutions) sensor/product solutions all play critical roles in enabling safety, improved performance, and increased efficiency and range across ICE, plug-in hybrid, and electrified powertrains.

Applications we serve require close engineering collaboration between us and our OEM partners or their Tier 1 suppliers. Solutions are designed to meet application-specific requirements with customer-specific fit, form, and function. As a result, OEMs and Tier 1 suppliers make significant investments in selecting, integrating, and testing sensors as part of their product development. Once our solutions are designed into an application, we are well positioned as the incumbent supplier due to the high degree of sensor customization and application/vehicle platform certification. This results in high switching costs for automotive manufacturers once a sensor is designed into a particular system or platform. We believe this is one of the reasons that sensors are rarely changed during a platform lifecycle, which in the case of the automotive industry typically lasts five to seven years. OEMs and Tier 1 suppliers seek to partner with suppliers with a proven record of quality, on-time delivery, and performance, as well as the engineering and manufacturing scale/resources to meet their needs over the multi-year lifecycle of these highly engineered vehicles and systems.

Markets

The markets we serve are seeking to provide cleaner, safer, and connected solutions. Transportation industries provide some of the largest markets for sensors, giving participants with a presence in these markets significant scale advantages over those participating only in smaller, more niche industrial and medical markets. As electrified transportation platforms continue to evolve and grow, we expect OEM and Tier 1 suppliers to continue to require sensing partners that can meet their increasing needs for mission-critical sensors and solutions, enabling their global vehicle strategies.

We believe light vehicle production is a proxy for automotive end market growth. We believe that growth in the automotive end market has historically been driven by three principal trends: growth in the number of vehicles produced globally and expansion in the number and type of sensors per vehicle.

Number of sensors per vehicle: We believe that the number of sensors used in vehicles of all classes will continue to be driven by increasing requirements in vehicle emissions, efficiency, safety, electrification, and comfort-related control systems that depend on sensors for proper functioning, such as electronic stability control, tire pressure monitoring, advanced driver assistance, advanced combustion and exhaust after-treatment applications. For example, government regulation of emissions, including fuel economy standards such as the National Highway Traffic Safety Administration's Corporate Average Fuel Economy requirements in the U.S. and emissions requirements require advanced sensors to achieve these performance metrics. Sensors are crucial enablers for a vehicle's systems and sub-systems to meet the ever-increasing requirements in a vehicle's operation.

New Technology: Automobiles continue to evolve, with new alternative technologies being developed to make these vehicles more efficient, reliable, financially viable, and safe. We believe this trend will drive growth in our business for the foreseeable future. Moreover, we believe our broad customer base, global diversification, and evolving portfolio provide the foundation that will allow us to grow with these trends across a diverse set of markets.

Product Categories

The following table presents the significant product categories offered by Automotive and the corresponding key products, solutions, applications and systems:

Key Products/Solutions	Key Applications/Systems
Product category: Sensors	
Pressure sensors High-temperature sensors Force sensors Pressure monitoring solutions	Thermal management and air conditioning systems Powertrain Exhaust after-treatment Suspension Braking Tire management solutions Battery packs
Product category: Electrical protection	
High-voltage contactors/fuses High-voltage switching and protection devices and solutions High-voltage distribution modules	Electrical protection Electrical powertrain Battery packs Charging systems

Competitors

Within each of the principal product categories in Automotive, we compete with three to four suppliers per key application served. These competitors range from local to large players, depending on the market. We believe that the key competitive factors in the markets served by this segment are product performance in mission-critical operating environments, quality, service, reliability, manufacturing footprint, and commercial competitiveness. We believe that our ability to design and produce customized solutions globally, breadth and scale of product offerings, technical expertise and development capability, product service and responsiveness, and a commercially competitive offering position us well to succeed in these markets. We are experts in the applications we serve, enabling us to provide industry-leading solutions to our customers.

Industrials

Industrials, which accounted for approximately 21.3% of our net revenue in fiscal year 2025, primarily serves industrial customers through the development and manufacture of a broad portfolio of application-specific sensor, power management, and electrical protection products used in a diverse range of industrial markets, including the appliance, heating, ventilation and air conditioning ("HVAC"), material handling, charging infrastructure, renewable energy generation, and microgrid applications and markets.

Our products perform many functions, including prevention of damage from excess heat, gas leak detection sensing, electrical current, optimization of system performance, low-power circuit control, renewable energy generation, and power conversion from DC power to AC power. Our electrical protection devices are critical for the safe operation of appliances that are used in every day life. We believe that we are the industry leader in the residential and commercial heating and cooling equipment markets for switches and sensors that manage the refrigerant loop.

Markets

Demand for our products is driven by many of the same factors as in the transportation sensor markets: regulation of emissions, greater energy efficiency and safety, and consumer demand for new features. We use Purchasing Managers' Index to gauge short-term trends in the markets we serve. For instance, the growing consumer demand for cleaner heat sources (e.g., heat pumps) that utilize our content is being driven by government initiatives to reduce carbon emissions.

We continue to focus our efforts on expanding our presence globally and serving our global customers in a highly efficient and cost-effective manner. Our customers include established multinationals as well as local producers in certain markets. Asia Pacific remains a priority for us in light of the rapid growth and pace of innovation in that market. We also believe there is a growing opportunity for applications of our products in data centers, specifically around liquid and air cooling solutions, electrical protection, battery energy storage, and uninterruptible power supply, based on data centers' increasing needs for precision sensing, power management, and system reliability across computing environments.

Product Categories

The following table presents the significant product categories offered by Industrials and the corresponding key products, solutions, applications and systems:

Key Products/Solutions	Key Applications/Systems
Product category: Electrical protection	
Bimetal electromechanical controls Circuit breakers Switches and relays	Motors, compressors, pumps Heating and cooling systems Home appliances Lighting Industrial Data and telecom equipment Medical equipment
Product category: Sensors	
Position sensors Pressure sensors Temperature sensors Gas leak detection sensors Current sensors	Motors, compressors, pumps Hydraulic machinery Motion control systems Motor/platform controllers
Product category: Power management	
Energy storage systems High voltage contactors/fuses Rectifiers and frequency converters Power conversion systems	Grid harmonics and power delivery

Competitors

Within each of the principal product categories in Industrials, we compete with divisions of large multinational industrial corporations and companies with smaller market share that compete primarily in specific markets, applications, systems, or products. We believe that the key competitive factors in these markets are product performance, quality, and reliability. We believe our competitive advantage lies in our ability to leverage innovation from the automotive side of the business, ensuring scalability and reliability. We also differentiate ourselves with our global support and footprint. We provide local support, local service, and local technical engineering development for our customers globally.

Aerospace, Defense, and Commercial Equipment

The Aerospace, Defense, and Commercial Equipment reportable segment accounted for approximately 21.7% of our net revenue in fiscal year 2025. It primarily serves the aerospace, including commercial aircraft, defense, and commercial equipment, including on-road trucks, construction, and agriculture markets, through the development and manufacture of a variety of sensors, electrical protection products, operator controls, and other solutions that are used in mission-critical systems and applications.

Our solutions play an important role in ensuring the safety and functionality of transportation systems and subsystems. We collaborate closely with OEMs and Tier 1 suppliers to meet their requirements around form, fit, and function of our products within specific applications. This creates high switching costs for manufacturers once a sensor is designed into a particular platform or system. We believe this is one of the reasons that sensors are rarely changed during platform life cycles.

Markets

The markets we serve are seeking to provide cleaner and safer solutions while aligning with evolving regulatory requirements. Increased demand for our aerospace and defense sensor products is driven by regulation of emissions, greater energy efficiency and safety, and consumer demand for new features. Regulatory requirements, such as EPA 27 and Euro 07, create opportunities for Sensata to increase content on platforms, which can potentially drive end market outgrowth throughout the adoption cycle.

The operations of this segment also serve the on-road truck production, agriculture production, and construction production markets. Growth in these markets has historically been driven by growth in the number of vehicles produced globally and expansion in the number and type of sensors per vehicle. The markets served by our Aerospace, Defense, and Commercial Equipment segment tend to be cyclical in nature.

Product Categories

The following table presents the significant product categories offered by Aerospace, Defense, and Commercial Equipment and the corresponding key products, solutions, applications, and systems:

Key Products/Solutions	Key Applications/Systems
Product category: Sensors	
Pressure sensors High-temperature sensors Position sensors Gas leak detection sensors Operator controls	Thermal management and air conditioning systems Powertrain Exhaust after-treatment Suspension Braking Tire management solutions Battery packs Motors, compressors, pumps Hydraulic machinery Motion control systems Commercial and military aircraft Motor/platform controllers
Product category: Electrical protection	
High-voltage contactors/fuses High-voltage distribution units Battery management system Charging inlet modules Bimetal electromechanical controls Circuit breakers Energy storage systems Switches and relays Brushless DC motors	Electrical protection Electrical powertrain Battery management Charging systems Motors, compressors, pumps Commercial and military aircraft Data and telecom equipment Recreational vehicles

Competitors

Within each of the principal product categories in Aerospace, Defense, and Commercial Equipment, we compete with large corporations and small companies, depending on the end market. We believe that the key competitive factors in these markets are product performance, quality, reliability, and service. Our competitive advantages include the ability to leverage innovative ideas and technologies from the Automotive segment, the depth and scale of our product offerings, customer service, and our ability to develop and manufacture application-specific solutions.

Other

In 2024, we made organizational changes that involved moving various assets and liabilities comprising our vehicle area networks and data collection business (collectively, the "Insights Business") to an Other segment, which is not aggregated within any of our reportable segments. In September 2024, we sold the Insights Business to a third party. See *Note 21: Divestitures* for additional information.

Technology and Intellectual Property

We believe that continued focused investment in research and development ("R&D") is critical to our future growth and maintaining our leadership positions in the markets we serve. Our R&D efforts are directly related to the timely development of new and enhanced products that are central to our business strategy. We continually develop our technologies to meet an evolving set of customer requirements and new product introductions. We conduct such activities in areas we believe will increase our long-term revenue growth. Our development expense is typically associated with engineering core technology platforms for specific applications and engineering major upgrades that improve functionality or reduce the cost of existing products. Our sustaining engineering expense consists of costs related to modifying existing products for use by new and existing customers in familiar applications, as well as costs to improve our manufacturing processes. We begin many development opportunities at an early stage for several reasons: (1) we are the incumbent in many systems for our key customers; (2) we have robust design and service capabilities; and (3) our global engineering teams are located close to key customers in regional business centers.

We rely primarily on patents, trade secrets, manufacturing know-how, confidentiality procedures, and licensing arrangements to maintain and protect our intellectual property rights. While we consider our patents to be valuable assets, we do not believe that our overall competitive position is dependent on patent protection or that our overall business is dependent upon any single patent or group of related patents. Many of our patents protect specific functionality in our products, and others consist of processes or techniques that result in reduced manufacturing costs.

The following table presents information on our patents and patent applications as of December 31, 2025:

	U.S.	Non-U.S.
Patents	282	636
Pending patent applications filed within the last five years	70	282

Our patents have expiration dates ranging over the next nineteen years through 2045. We also own a portfolio of trademarks and license various patents and trademarks. "Sensata" and our logo are trademarks.

We use licensing arrangements with respect to certain technology provided in our sensor and electrical protection products. In 2006, we entered into a perpetual, royalty-free cross-license agreement with our former owner, Texas Instruments Incorporated, which permits each party to use specified technology owned by the other party in its business. No license may be terminated under the agreement, even in the event of a material breach.

Raw Materials

We use a broad range of manufactured components, subassemblies, and raw materials in the manufacture of our products in all of our segments, including those containing certain commodities (e.g., semiconductors, resins, and metals), which may experience significant volatility in their price and availability due to, among other things: new laws or regulations, including labor laws and the impact of tariffs; trade barriers and disputes; global economic or political events, including government actions and labor strikes; suppliers' allocations to other purchasers; interruptions in production by suppliers; increased logistics costs; changes in foreign currency exchange rates; and prevailing price levels.

Seasonality

Because of the diverse global nature of the markets in which we operate, our net revenue is only moderately impacted by seasonality. Industrials experiences some seasonality, specifically in its air conditioning and refrigeration products, which tend to peak in the first two quarters of the year as inventories are built up for spring and summer sales. In addition, Automotive's net revenue tends to be weaker in the third quarter of the year as automotive OEMs retool production lines for the coming model year.

Human Capital Resources

We are committed to maintaining a workplace in which all individuals are treated with respect and dignity. We recognize that our employees contribute unique perspectives and value through their diverse backgrounds, experiences, and characteristics. It is our policy to recruit, hire, develop, and retain qualified individuals without regard to personal characteristics that are not related to job performance or the requirements of the business. One of our key areas of prioritization is to empower our workforce through promotion of a culture that values inclusion and diversity and prioritizes employee well-being and safety.

The following table presents a summary of our employee population as of December 31, 2025:

(in thousands)	Total	U.S. Based	Female	Covered by Collective Bargaining
Employees	16.7	1.3	9.2	0.2
Contractors [1]	2.3	0.1	1.0	—

[1] We engage contract workers in multiple locations, primarily to cost-effectively manage variations in manufacturing volume, but also to perform engineering and other general services. Includes approximately 2,100 direct labor contract workers worldwide.

A summary of additional content in the Sustainability Report can be found under the heading *Sustainability* included elsewhere in this *Item 1: Business*.

Belonging at Sensata

We believe in treating all people with respect and dignity. Each person brings unique value through their varying backgrounds, life experiences, and other characteristics that make our employees unique. It is our policy and practice to hire and employ qualified individuals without regard to these characteristics.

We strive to create and foster a supportive and understanding environment in which ideas are shared freely, helping all individuals realize their maximum potential within Sensata. An inclusive culture is fundamental to innovation and problem-solving and is vital to our business.

Social and Human Rights Matters

We are committed to respecting internationally recognized human rights. We have policies related to our position on various social and human rights matters, including child labor, forced labor, human trafficking, health and safety, non-discrimination, and environmental matters. Each of these policies can be found on our website at www.sensata.com. Our human rights expectations apply to all our personnel, business partners, and other parties involved directly in our operations, products, or services.

The working conditions of our employees are, at minimum, in compliance with internationally recognized labor standards and the laws of the countries we operate in. When national law directly conflicts with international human rights standards or does not fully comply with them, we seek ways to respect internationally recognized human rights.

Employee Engagement

Our long-term success depends on hiring, retaining, training, rewarding, and engaging employees. We strive to retain and engage employees by providing competitive pay and benefits packages, a challenging and rewarding work experience, and by consistently connecting how integral their work is to Sensata's larger purpose and to the work we do as a company. We survey our employees semi-annually to understand where we are succeeding and how we can initiate improvements in these areas. We work to provide our employees with information to help them feel connected to the business and company strategy and purpose, what we are doing to be a responsible corporate citizen and community neighbor, and how we add value to our customers and investors.

Learning and Development

We believe that continued success in executing our business strategy requires us to provide a broad range of learning and development programs and opportunities to our employees. We offer our employees an online global learning management system that enables them to access live virtual and on-demand training. In fiscal year 2025, employees completed over 84,900 hours of training spanning various required learning and professional development topics.

In addition, we have a robust talent and succession planning process and have established programs to support the development of our talent pipeline for critical roles in management, engineering, and operations. On an annual basis, we conduct a leadership review process with our chief executive officer, chief human resources officer, and business and functional leaders to identify key talent for additional development opportunities and programs. This helps ensure optimal use of the talent for the benefit of both the employee and Sensata.

Ethics

We have adopted a Code of Conduct governing the conduct of our personnel, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. Our Code of Conduct is modified from time to time and is available on the investor relations page of our website at www.sensata.com under *Corporate Governance*. We have a three-part annual training covering the topics discussed in the Code of Conduct on Sensata Learning, our online global learning management system.

We believe our management team has the experience necessary to effectively execute our strategy and advance our product and technology leadership. Our chief executive officer and business leaders average more than 20 years of industry experience. They are supported by an experienced and talented management team dedicated to maintaining and expanding our position as a global leader in the industry. For a discussion of the risks relating to the attraction and retention of management and executive management employees, see *Item 1A: Risk Factors* included elsewhere in this Report.

Sustainability

Sustainability is an integral part of Sensata's business strategy and operations. Our products and technologies help our customers and partners deliver a safer, cleaner, more efficient and electrified world. We also manage the environmental impact of our own operations, including energy consumption and emissions, and recognize that climate change may affect aspects of our business and facilities.

Our sustainability efforts focus on four areas:

- *Empowering our workforce*: Promoting a culture of belonging, while prioritizing employee health, safety, and well-being.

- *Innovating for Sustainability*: Developing products that enable a safer, cleaner, more efficient and electrified world.

- *Protecting Our Environment*: Reducing our operational footprint through energy, water, and waste initiatives.

- *Operating Responsibly*: Upholding integrity and high ethical standards in all business practices.

Additional information, including progress toward our commitments, is available in our annual Sustainability Report at *www.sensata.com/sustainability*. Information on our website, including the Sustainability Report, is not incorporated by reference into this Form 10-K.

Environmental and Governmental Regulations

Our operations and facilities are subject to numerous environmental, health, and safety laws and regulations, both domestic and foreign, including those governing air emissions, chemical usage, water discharges, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We are not aware of any threatened or pending material environmental investigations, lawsuits, or claims involving us or our operations.

Many of our products are governed by material content restrictions and reporting requirements, examples of which include: European Union ("EU") regulations, such as Registration, Evaluation, Authorization, and Restriction of Chemicals ("REACH"), Restriction of Hazardous Substances ("RoHS"), and End of Life Vehicle ("ELV"); U.S. regulations, such as the conflict minerals requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act; and similar regulations in other countries, such as the German Explosives Act. Further, numerous customers across all end markets require us to provide declarations of compliance or, in some cases, extra material content documentation as a requirement of doing business with them.

We are subject to compliance with laws and regulations controlling the import and export of goods, services, software, and technical data. Certain of our products are subject to export regulations of the various jurisdictions in which we operate ("Controlled Items"). The export of many such Controlled Items requires a license from the applicable government agency. Licensing decisions are made based on the type of product, its destination, end use, end user, the parties involved in the transaction, national security, and foreign policy. As a result, export license approvals are not guaranteed. We have a trade compliance team and other systems in place to apply for licenses and otherwise comply with import and export regulations. Any failure to maintain compliance with such regulations could limit our ability to import or export raw materials and finished goods. These laws and regulations are subject to change, and any such change may limit or exclude existing or future business opportunities, require us to change technology, or incur expenditures to comply with such laws and regulations.

Compliance with environmental and governmental regulations and meeting customer requirements have increased our cost of doing business in various ways and may continue to do so in the future. We do not currently anticipate material capital expenditures during fiscal year 2026 for environmental control facilities. We also do not believe that existing or pending legislation, regulation, or international treaties or accords, whether related to environmental or other government regulations, are reasonably likely to have a material adverse effect in the foreseeable future on our business or the markets we serve, nor on our results of operations, capital expenditures, earnings, competitive position, or financial standing.

Available Information

We make available free of charge on our internet website (www.sensata.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website and the information contained or incorporated therein are not intended to be incorporated into this Report.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents on, or accessible through, this website or our website are not incorporated into this filing. Further, our references to the URLs for the SEC's website and our website are intended to be inactive textual references only.

ITEM 1A.   RISK FACTORS

The following are important factors that could cause actual results or events to differ materially from those contained in any forward-looking statements made by us or on our behalf. Investors should carefully consider these risks and all other information in this Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Our business is also subject to general risks that affect many other companies.

If actions taken by management to limit, monitor, or control enterprise risk exposures are not successful, our business and consolidated financial statements could be materially adversely affected. In such case, the trading price of our common stock and debt securities could decline and investors may lose all or part of their investment.

Business and Operational Risks

Adverse conditions in the industries upon which we are dependent, including the automotive industry, have had, and may in the future have, adverse effects on our business.

We are dependent on market dynamics to sell our products, and our operating results could be adversely affected by cyclical and reduced demand in these markets. Periodic downturns in our customers' industries could significantly reduce demand for certain of our products, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

Much of our business depends on, and is directly affected by, the global automobile industry. Sales in our automotive end markets accounted for approximately 57% of our total net revenue in fiscal year 2025. Declines in demand such as those experienced as a result of the COVID-19 pandemic and other adverse developments like those we have seen in past years in the automotive industry, including but not limited to customer bankruptcies and increased demands on us for lower prices, could have adverse effects on our results of operations and could impact our liquidity and our ability to meet restrictive debt covenants. In addition, these same conditions could adversely impact certain of our vendors' financial solvency, resulting in potential liabilities or additional costs to us to ensure uninterrupted supply to our customers.

Because of the prevalence of ICE vehicles today, applications in these vehicles make up most of our current transportation addressable markets (automotive and commercial equipment). These addressable markets are large today and growing, with expectations that they will continue to grow over the next ten years. However, the automotive market is rapidly changing with the transformation into electrification. Many of the components and subsystems we have historically developed and produced, such as those used in braking, tires, and environmental control from traditional ICE vehicles, will play a significant role in this expansion, as we can convert much of this technology for use in electric vehicle applications. If the pace of customer adoption of EVs slows, and this demand is not replaced by demand of more traditional vehicles served by our core ICE business, our results of operations, financial condition, and cash flows could be materially adversely affected.

We may incur material losses and costs as a result of product liability, warranty, and recall claims that may be brought against us.

We have been, and will continue to be, exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected, or the use of our products results, or is alleged to result, in death, bodily injury, and/or property damage. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of the underlying end product, particularly if the defect or the alleged defect relates to product safety and/or regulatory non-compliance. Depending on the terms under which we supply products, an OEM may hold us responsible for some or all of the repair or replacement costs of these products under warranty when the product supplied did not perform as represented.

As we continue to develop products containing complex software systems designed to support today's increasingly connected vehicles, these systems result in potential increases to our risks in product safety, regulatory compliance, product liability, warranty, and recall claims. In addition, the warranty period for certain electric vehicle components is generally eight to ten years, which increases our risk for warranty claims over the life of a product.

In addition, a product recall could generate substantial negative publicity about our business and interfere with our manufacturing plans and product delivery obligations as we seek to repair affected products. Our costs associated with product liability, warranty, and recall claims could be material. The insurance coverages that the Company maintains may not apply to all types of claims and proceedings, and, where insurance exists, the amount of insurance coverage may not be adequate to cover the total claims and liabilities.

We are dependent on market acceptance of our new product introductions and product innovations for future revenue, and we may not realize all of the revenue or achieve anticipated gross margins from products subject to existing awards or for which we are currently engaged in development.

Substantially all markets in which we operate are impacted by technological change or change in consumer tastes and preferences, which are rapid in certain markets. Our operating results depend substantially upon our ability to continually design, develop, introduce, and sell new and innovative products; to modify existing products; and to customize products to meet customer requirements driven by such change. There are numerous risks inherent in these processes, including the risk that we will be unable to anticipate the direction of technological change; that we will be unable to develop and market profitable new products and applications before our competitors or in time to satisfy customer demands; the possibility that investment of significant time and resources will not be successful; the possibility that the marketplace does not accept our products or services; that we are unable to retain customers that adopt our new products or services; and the risk of additional liabilities associated with these efforts.

Our ability to generate revenue from products pending customer awards is subject to a number of important risks and uncertainties, many of which are beyond our control, including the number of products our customers will actually produce, as well as the timing of such production. Many of our customer agreements provide for the supply of a certain share of the customer's requirements for a particular application or platform, rather than for a specific quantity of products. In some cases, we have no remedy if a customer chooses to purchase less than we expect. In cases where customers do make minimum volume commitments to us, our remedy for their failure to meet those minimum volumes may be limited to increased pricing on those products that the customer does purchase from us or renegotiating other contract terms. There is no assurance that such price increases or new terms will offset a shortfall in expected revenue. In addition, some of our customers may have the right to discontinue a program or replace us with another supplier under certain circumstances. As a result, products for which we are currently incurring development expenses may not be manufactured by our customers at all, or they may be manufactured in smaller amounts than currently anticipated. Therefore, our anticipated future revenue from products relating to existing customer awards or product development relationships may not result in firm orders from customers for the originally contracted amount.

We also incur capital expenditures and other costs and price our products based on estimated production volumes. If actual production volumes were significantly lower than estimated, our anticipated revenue and gross margin from those new products would be adversely affected. We cannot predict the ultimate demand for our customers' products, nor can we predict the extent to which we would be able to pass through unanticipated per-unit cost increases to our customers.

Increasing costs for, or limitations on the supply of or access to, manufactured components and raw materials may adversely affect our business and results of operations.

We use a broad range of manufactured components, subassemblies, and raw materials in the manufacture of our products in all of our segments, including those containing certain commodities (e.g., semiconductors, resins, and metals), which may experience significant volatility in their price and availability due to, among other things, new laws or regulations, including the impact of tariffs, trade barriers, trade disputes, export or sourcing restrictions, economic sanctions, and global economic or political events including government actions, labor strikes, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in foreign currency exchange rates, and prevailing price levels.

It has historically been difficult to pass increased prices for manufactured components and raw materials to our customers through price increases. Therefore, a significant increase in the price or a decrease in the availability of these items, such as those experienced in the global supply chain shortages of the past few years, could materially increase our operating costs and materially and adversely affect our business and results of operations. The impact of these global supply chain shortages of the past few years, including production delays on a vast and varied number of products across industries and geographies and increased procurement and logistics costs, has been unprecedented. Accordingly, we continue to actively work with our customers to share the inflationary burden of these factors. In addition, where possible, we have been working to adjust our long-term supply agreements, strengthen our relationships with our suppliers, manage inventory on hand, increase visibility into long-term supply and demand, and accelerate the use of alternate materials to increase supply chain visibility. If the future impacts of these shortages are more severe than we currently expect, or if our efforts to share the inflationary burden of these factors do not sufficiently offset our costs, it could result in deterioration of our results.

We have entered into hedge arrangements for certain metals used in our products in an attempt to minimize commodity pricing volatility and may continue to do so from time to time in the future. Such hedges might not be economically successful. In addition, these hedges do not qualify as accounting hedges in accordance with U.S. generally accepted accounting principles. Accordingly, the change in fair value of these hedges is recognized in earnings immediately, which could cause volatility in our results of operations from quarter to quarter.

Restructuring our business or divesting some of our businesses or product lines in the future may have a material adverse effect on our results of operations, financial condition, and cash flows.

In pursuing our corporate strategy, we continue to evaluate the strategic fit of specific businesses and products and occasionally dispose of or exit businesses and products. The success of this strategy is dependent upon our ability to identify appropriate disposition targets, negotiate transactions on favorable terms, and complete transactions. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products, and personnel; the diversion of management's attention from other business concerns; the disruption of our business; and the potential loss of key employees. There can be no assurance that we will be successful in addressing these or any other significant risks encountered.

We also may seek to restructure our business in the future by relocating operations, disposing of certain assets, or consolidating operations. There can be no assurance that any restructuring of our business will not adversely affect our financial condition, leverage, or results of operations. In addition, any significant restructuring of our business will require significant managerial attention, which may be diverted from our other operations.

Labor disruptions or increased labor costs have had, and may in the future have, adverse impacts on our business.

A material labor disruption or work stoppage at one or more of our manufacturing or business facilities could have a material adverse effect on our business. In addition, work stoppages occur relatively frequently in the industries in which many of our customers operate, such as the transportation industry. If one or more of our larger customers were to experience a material work stoppage for any reason, that customer may halt or limit the purchase of our products. This could cause us to reduce production levels or shut down production facilities relating to those products, which could have a material adverse effect on our business, results of operations, and/or financial condition.

We operate in markets that are highly competitive and competitive pressures could require us to lower our prices or result in reduced demand for our products.

We operate in markets that are highly competitive, and we compete on the basis of product performance in mission-critical operating environments, quality, service, reliability, manufacturing footprint, and commercial competitiveness across the industries and end markets we serve. A significant element of our competitive strategy is to design and manufacture high-quality products that meet the needs of our customers at a commercially competitive price, particularly in markets where low-cost, country-based suppliers, primarily in China with respect to the Industrials segment, have entered the markets or increased their per-unit sales in these markets by delivering products at low cost to local OEMs. In addition, certain of our competitors in the transportation sensor market are influenced or controlled by major OEMs or suppliers, thereby limiting our access to these customers. These customers may choose to develop relationships with additional suppliers or elect to produce some or all of these products internally, primarily to reduce risk of delivery interruptions or as a means of extracting more value from us. Certain of our customers currently have, or may develop in the future, the capability to internally produce the products that we sell to them and may compete with us with respect to those and other products and with respect to other customers.

Many of our customers, including transportation manufacturers and other industrial and commercial OEMs, demand annual price reductions. If we are not able to offset continued price reductions through improved operating efficiencies and reduced expenditures, these price reductions may have a material adverse effect on our results of operations and cash flows. In addition, our customers occasionally require engineering, design, or production changes. In some circumstances, we may be unable to cover the costs of these changes with price increases. Further, as our customers grow larger, they may increasingly require us to provide them with our products on an exclusive basis, which could limit sales, cause an increase in the number of products we must carry and, consequently, increase our inventory levels and working capital requirements. Certain of our customers, particularly in the automotive industry, are increasingly requiring their suppliers to agree to their standard purchasing terms without deviation as a condition to engage in future business transactions, many of which are increasing warranty requirements. As a result, we may find it difficult to enter into agreements with such customers on terms that are commercially reasonable to us.

Security incidents and other disruptions to our information technology ("IT") infrastructure could interfere with our operations, compromise confidential information, and expose us to liability, which could have a material adverse impact our business and reputation.

In the ordinary course of business, we rely on IT networks and systems, some of which are managed by third parties, to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities.

We are at risk of attack by a growing list of adversaries through increasingly sophisticated methods. Because the techniques used to obtain unauthorized access or sabotage systems change frequently, we may be unable to anticipate these techniques or implement adequate preventative measures. In addition, we may not be able to detect incidents in our IT systems or assess the severity or impact of an incident in a timely manner. We have experienced attacks to our systems and networks and have from time-to-time experienced cybersecurity incidents, such as computer viruses and malware, unauthorized parties gaining access to our IT systems, and similar incidents, which to date have not had a material impact on our business. Refer to *Note 15: Commitments and Contingencies*, for a discussion of our April 2025 cybersecurity incident. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. Additionally, we have been an acquisitive organization and the process of integrating the information systems of the businesses we acquire is complex and exposes us to additional risk as we might not adequately identify weaknesses in the targets' information systems, which could expose us to unexpected liabilities or make our own systems more vulnerable to attack.

Despite our cybersecurity measures (including employee and third-party training, monitoring of networks and systems, maintenance of backup and protective systems, and maintenance of cybersecurity insurance), our IT networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attacks by hackers, breaches, employee error or malfeasance, power outages, computer viruses, malware and ransomware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. We also face the challenge of supporting our older systems and implementing necessary upgrades.

Moreover, as we continue to develop products containing complex software systems designed to support today's increasingly connected world, these systems also could be susceptible to similar interruptions, including the possibility of unauthorized access. Further, as we transition to offering more cloud-based solutions that are dependent on the internet or other networks to operate with increased users, we may become a greater target for cyber threats, such as malware, denial of service, external adversaries, or insider threats.

These types of incidents affecting us or our third-party vendors could result in intellectual property or other confidential information being lost or stolen, including client, employee, or company data. Any such events could result in legal claims or proceedings, liability or penalties under privacy laws and/or export control laws, disruption in operations, and damage to our reputation, which could materially adversely affect our business. Further, to the extent that any disruption or security incident results in a loss of, or damage to, our data, or an inappropriate disclosure of confidential information, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against us, and ultimately harm our business, financial condition, and/or results of operations.

Improper disclosure of confidential, personal, or proprietary data could result in regulatory scrutiny, legal liability, or harm to our reputation. Changes to data protection laws, new customer requirements, and changes to international data transfer rules could impose new burdens.

One of our significant responsibilities is to maintain the security and privacy of our employees' and customers' confidential and proprietary information. We maintain policies, procedures, and technological safeguards designed to protect the security and privacy of this information and regularly review compliance changes in the jurisdictions where Sensata operates. Nevertheless, we cannot eliminate the risk of human error, employee or vendor malfeasance, or cyber-attacks that could result in improper access to or disclosure or transfer of confidential, personal, or proprietary information by Sensata or our supply chain. Such access transfers could harm our reputation and subject us to liability under our contracts and the laws and regulations that protect personal and export-controlled data, resulting in increased costs, loss of revenue, and loss of customers. The release of confidential information could also lead to litigation or other proceedings against us by affected individuals, business partners, or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on our business.

In many jurisdictions we are subject to laws and regulations relating to the use of this information. These laws and regulations are changing rapidly, are becoming increasingly complex, and can conflict across the jurisdictions in which we operate. Our failure to adhere to processes in response to changing regulatory requirements could result in legal liability, significant regulator penalties and fines, or impair our reputation in the marketplace.

In addition, laws and regulations for smart vehicles are expected to continue to evolve in numerous jurisdictions globally, which could affect our product portfolio and operations. Further, managing and securing personal and customer data that our products, as well as our partners' products, gather is a new and evolving risk for us.

Our future success depends in part on our ability to attract and retain key senior management and qualified technical, sales, and other personnel.

Our future success depends in part on our continued ability to retain key executives and our ability to attract and retain qualified technical, sales, and other personnel. Significant competition exists for such personnel, and we cannot assure the retention of our key executives, technical, and sales personnel or our ability to attract, integrate, and retain other such personnel that may be required in the future. We cannot assure that employees will not leave and subsequently compete against us. If we are unable to attract and retain key personnel, our business, financial condition, and results of operations could be adversely affected.

We are subject to risks associated with climate change, including increased regulation of GHG emissions, changing consumer preferences and other risks related to our transition to electrification, and the potential increased impacts of severe weather events on our operations and infrastructure.
Climate change is receiving increasing attention worldwide, which has led to increased stakeholder and societal expectations on companies to address change and significant legislative and regulatory efforts to limit GHG emissions. For example, adoption of GHG or climate change rules in jurisdictions in which we operate facilities could require installation of emission controls, acquisition of emission credits, emission reductions, or other measures that could be costly, and could also impact utility rates and increase the amount we spend annually for energy. Additionally, jurisdictions throughout the world are enacting more stringent disclosure requirements related to climate change impacts of an entity's business. Such increased disclosure requirements could increase our costs and could result in risks to our reputation or consumer demand for our products if we do not meet increasingly demanding stakeholder expectations and standards. Many of our customers are adopting specific environmental requirements, including renewable-energy commitments, emissions-reduction targets, and circularity or waste-reduction goals. Meeting these expectations may increase our costs, and failure to do so could negatively impact customer relationships or future business awards.

Changes in consumer preferences and government regulations may result in increased costs, reduced demand for our ICE products, and reduced profits. Part of our strategy to address these risks includes our transition to EVs, which presents additional risks, including reduced demand for, and therefore profits from, our ICE vehicles, which we are using to fund our growth strategy; higher costs or reduced availability of materials related to EV technologies impacting profitability; and risks related to the success of our EV strategy.

Finally, given the worldwide scope of our supply chain and operations, we and our suppliers face a risk of disruption or operating inefficiencies that may increase costs due to the adverse physical effects of climate change, which are predicted to increase the frequency and severity of weather and other natural events, e.g., tropical cyclones, extended droughts, and extreme temperatures. Climate change could also disrupt our operations by impacting the availability and cost of materials within our supply chain, and could also increase insurance and other operating costs. These factors may impact our decisions to construct new facilities. If a business interruption occurs and we are unsuccessful in our continuing efforts to minimize the impact of these events, our business, results of operations, financial position, and cash flows could be materially adversely affected.

Our business is subject to numerous global risks, including regulatory, political, economic, governmental, and military concerns and instability.

Our business, including our employees, customers, and suppliers, is located throughout the world. We employ approximately 92% of our workforce outside of the U.S. We have many manufacturing, administrative, and sales facilities outside of the U.S. Our subsidiaries located outside of the U.S. generated approximately 61% of our net revenue in fiscal year 2025 (including approximately 20% in China), and we expect sales from non-U.S. markets to continue to represent a significant portion of our total net revenue. International sales and operations are subject to changes in local government regulations and policies, including those related to tariffs and trade barriers, economic sanctions, investments, taxation, exchange controls, and repatriation of earnings.

As a result, we are exposed to numerous global, regional, and local risks that could decrease revenue and/or increase expenses, and therefore decrease our profitability. Such risks may result from instability in economic or political conditions, inflation, recession, and/or actual or anticipated military or political conflicts, and include, without limitation: trade regulations, including customs, import, export, and sourcing restrictions, tariffs, trade barriers, trade disputes, and economic sanctions; changes in local employment costs, laws, regulations, and conditions; difficulties with, and costs for, protecting our intellectual property; challenges in collecting accounts receivable; tax laws and regulatory changes, including examinations by taxing authorities, variations in tax laws from country to country, changes to the terms of income tax treaties, and difficulties in the tax-efficient repatriation of earnings generated or held in a number of jurisdictions; natural disasters; and the impact of each of the foregoing on our business operations, manufacturing, and supply chain.

Other risks are inherent in our non-U.S. operations, including: the potential for changes in socio-economic conditions and/or monetary and fiscal policies; intellectual property protection difficulties and disputes; the settlement of legal disputes through certain foreign legal systems; the collection of receivables; exposure to possible expropriation or other government actions; unsettled political conditions; and possible terrorist attacks. These and other factors may have a material adverse effect on our non-U.S. operations and, therefore, on our business and results of operations. In addition, a scarcity of resources or other hardships caused by a global pandemic may result in increased nationalism, protectionism, and political tensions which may cause governments and/or other entities to take actions that may have a significant negative impact on our ability – and the ability of our suppliers and customers – to conduct business.

We are subject to various risks related to public health crises, which have had, and may in the future have, material and adverse impacts on our business, financial condition, liquidity, and results of operations.

Any outbreaks of contagious diseases and other adverse public health developments in countries where we operate could have a material and adverse impact on our business, financial condition, liquidity, and results of operations. As has occurred with the COVID-19 pandemic, a global pandemic could cause significant disruption to the global economy, including in all of the regions in which we, our suppliers, distributors, business partners, and customers do business and in which our workforce is located. A global pandemic and efforts to manage it, including those by governmental authorities, could have significant impacts on global markets, and could have a significant, negative impact on our sales and operating results. Disruptions could include: partial shutdowns of our facilities as mandated by government decree; government actions limiting our ability to adjust certain costs; significant travel restrictions; "work-from-home" orders; limited availability of our workforce; supplier constraints; supply chain interruptions; logistics challenges and limitations; and reduced demand from certain customers. The COVID-19 pandemic has had these effects on the economy and our business.

Additionally, the impacts described above and other impacts of a global pandemic, including responses to it, could substantially increase the risk to us from the other risks described in this *Item 1A: Risk Factors*.

In connection with the implementation of our corporate strategies, we face risks associated with the acquisition of businesses, the integration of acquired businesses, and the growth and development of these businesses.

In pursuing our corporate strategy, we have in the past, and may in the future, acquire other businesses. The success of this strategy is dependent upon our ability to identify appropriate acquisition targets, negotiate transactions on favorable terms, complete transactions, and successfully integrate them into our existing businesses. There can be no assurance that we will realize the anticipated synergies or cost savings related to acquisitions, including, but not limited to, revenue growth and operational efficiencies, or that they will be achieved in our estimated timeframe. We may not be able to successfully integrate and streamline overlapping functions from future acquisitions, and integration may be more costly to accomplish than we expect. There is also no guarantee that the acquired businesses will perform according to the business case used in justifying the acquisition. In addition, we could encounter difficulties in managing our combined company due to its increased size and scope.

Subject to the terms of our indebtedness, we may finance future acquisitions with cash from operations, additional indebtedness, and/or by issuing additional equity securities. In addition, we could face financial risks associated with incurring additional indebtedness such as reducing our liquidity, limiting our access to financing markets, and increasing the amount of service on our debt. The availability of debt to finance future acquisitions may be restricted, and our ability to make future acquisitions may be limited. Refer to separate risk factor for additional information related to risks regarding our level of indebtedness.

In addition, many of the businesses that we acquire and develop will likely have significantly smaller scales of operations prior to the implementation of our growth strategy. If we are not able to manage the growing complexity of these businesses, including improving, refining, or revising our systems and operational practices, and enlarging the scale and scope of the businesses, our business may be adversely affected. Other risks include developing knowledge of and experience in the new business, integrating the acquired business into our systems and culture, recruiting professionals, and developing and capitalizing on new relationships with experienced market participants. External factors, such as compliance with new or revised regulations, competitive alternatives, and shifting market preferences may also impact the successful implementation of a new line of business. Failure to manage these risks in the acquisition or development of new businesses could materially and adversely affect our business, results of operations, and financial condition.

Financial Risks

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Our reporting currency is the U.S. dollar ("USD"). We derive a significant portion of our net revenue from and incur expenses in markets outside the U.S. For financial reporting purposes, the functional currency of all of our subsidiaries has historically been the USD because of the significant influence of the USD on our operations. In fiscal year 2023, as a result of significant changes in economic facts and circumstances in the operations of our China foreign entities, the functional currency of our wholly-owned subsidiaries in China changed to the Chinese Renminbi ("CNY"). The changes in economic facts and circumstances caused a permanent change to our strategy in China toward a more self-contained model making China the primary economic environment in which these subsidiaries operate.

A portion of our net revenue, expenses, receivables, and payables are denominated in currencies other than our functional currency. At the date that a transaction denominated in a currency other than our functional currency is recognized, each asset, liability, revenue, expense, gain, or loss arising from the transaction is measured and recorded in the functional currency using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in currency other than the functional currency are adjusted to the functional currency using the exchange rate at the balance sheet date, with gains or losses recognized in other, net in the consolidated statements of operations.

We, therefore, face exposure to adverse movements in exchange rates of these currencies, which may change over time and could affect our financial results and cash flows.

Our level of indebtedness could adversely affect our financial condition and our ability to operate our business, including our ability to service our debt and/or comply with the related covenants.

As of December 31, 2025, we had $2.9 billion of gross outstanding indebtedness, including various tranches of senior unsecured notes (the "Senior Notes"). The credit agreement governing our secured credit facility (as amended, supplemented, waived, or otherwise modified, the "Credit Agreement") provides for senior secured credit facilities (the "Senior Secured Credit Facilities") consisting of a $650.0 million revolving credit facility (the "Revolving Credit Facility") and incremental availability (the "Accordion") under which additional secured credit facilities could be issued under certain circumstances. Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to our outstanding indebtedness.

Our substantial indebtedness could have important consequences. For example, it could make it more difficult for us to satisfy our debt obligations; restrict us from making strategic acquisitions; limit our ability to repurchase shares; limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities, thereby placing us at a competitive disadvantage if our competitors are not as highly-leveraged; increase our vulnerability to general adverse economic and market conditions; or require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness if we do not maintain specified financial ratios or are not able to refinance our indebtedness as it comes due, thereby reducing the availability of our cash flows for other purposes. In addition, the Accordion permits us to incur additional secured credit facilities in certain circumstances in the future, subject to certain limitations as defined in the indentures under which the Senior Notes were issued. This could allow us to issue additional secured debt or increase the capacity of the Revolving Credit Facility. If we increase our indebtedness by borrowing under the Revolving Credit Facility or incur other new indebtedness under the Accordion, the risks described above would increase.

We cannot guarantee that we will be able to obtain enough capital to service our debt and fund our planned capital expenditures and business plan. If we complete additional acquisitions, our debt service requirements could also increase. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity financing, or reducing or delaying capital expenditures, strategic acquisitions, investments, and alliances, any of which could have a material adverse effect on our operations. Additionally, we may not be able to complete such actions, if necessary, on commercially reasonable terms, or at all.

If we experience an event of default under any of our debt instruments that is not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to the debt to become due and payable immediately, which, in turn, could result in cross-defaults under our other debt instruments. Our assets and cash flows may not be sufficient to fully repay borrowings if accelerated upon an event of default. If, when required, we are unable to repay, refinance, or restructure our indebtedness under, or amend the covenants contained in, the Credit Agreement, or if a default otherwise occurs, the lenders under the Senior Secured Credit Facilities could: elect to terminate their commitments thereunder; cease making further loans; declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable; institute foreclosure proceedings against those assets that secure the borrowings under the Senior Secured Credit Facilities; and prevent us from making payments on the Senior Notes. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations in such an event.

Changes in government trade policies, including the imposition of tariffs, may have a material impact on our results of operations.

We evaluate all trade policies that impact us, and we adjust our operational strategies to mitigate the impact of these policies. However, trade policies, including quotas, duties, tariffs, taxes, or other restrictions on the import or export of our products, are subject to change, and we cannot ensure that any mitigation strategies employed will remain available in the future or that we will be able to offset tariff-related costs or maintain competitive pricing of our products. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the global economy, which in turn could have a material adverse effect on our business, operating results, and financial condition.

Existing duty reduction and deferral programs, such as free-trade agreements, duty drawback, and inward processing relief, provide beneficial impacts to our duties and tariffs for qualifying imports and exports, subject to compliance with each program's unique requirements. Changes in laws or policies governing the terms of these duty reduction and deferral programs could have a material adverse effect on our business and financial results. In addition, most of our facilities in Mexico operate under the Mexican Maquiladora program. This program provides for reduced tariffs and eased import regulations; we could be adversely affected by changes in such program, or by our failure to comply with its requirements.

Further tariffs may be imposed on other imports of our products. For example, effective February 4, 2025, the U.S. announced additional tariffs for goods imported into the U.S. from Mexico, Canada, and China beginning in Q1 2025. We cannot predict what additional actions may ultimately be taken by the U.S. or other governments with respect to tariffs or trade relations and our business may be further impacted by retaliatory trade measures taken by other countries in response to existing or future U.S. tariffs or other measures (e.g., subsidies). We may raise our prices on products subject to such tariffs to share the cost with our customers, which could harm our operating performance or cause our customers to seek alternative suppliers. In addition, we may seek to shift some of our manufacturing to other countries, which could result in additional costs and disruption to our operations. We also sell our products globally and, therefore, our export sales could be impacted by the tariffs. Any material reduction in sales may have a material adverse effect on our results of operations.

We have recorded a significant amount of goodwill and other identifiable intangible assets, and we may be required to recognize goodwill or intangible asset impairments, which would reduce our earnings.

We have recorded a significant amount of goodwill and other identifiable intangible assets. Goodwill and other intangible assets, net totaled approximately $3.6 billion as of December 31, 2025, or 53% of our total assets. Goodwill, which represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized, was approximately $3.2 billion as of December 31, 2025, or 47% of our total assets.

In the third quarter of 2025, impairment indicators were identified that suggested the carrying value of the Dynapower reporting unit could exceed its fair value. Accordingly, we evaluated the Dynapower reporting unit for impairment and determined that it was impaired. In the third quarter of 2025, we recorded a $225.7 million non-cash impairment charge. This impairment was primarily driven by a lower outlook within certain markets that the reporting unit operates in following recent tax legislation being enacted and a strategic shift to focus on other markets. This revised outlook led to downward revisions of forecasted future cash flows. If Dynapower does not achieve the forecasted future cash flows, there is a possibility that additional impairments of the remaining $4.1 million of goodwill may be recognized in the future.

Additional impairment of goodwill or other identifiable intangible assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in laws or regulations, significant unexpected or planned changes in the use of assets or future changes to go-to-market or product offerings strategy, and a variety of other factors. We consider a combination of quantitative and qualitative factors to determine whether a reporting unit is at risk of failing the goodwill impairment test, including: the timing of our most recent quantitative impairment tests and the relative amount by which a reporting unit's fair value exceeded its then carrying value, the inputs and assumptions underlying our valuation models and the sensitivity of our fair value measurements to those inputs and assumptions, the impact that adverse economic or market conditions may have on the degree of uncertainty inherent in our long-term operating forecasts, and changes in the carrying value of a reporting unit's net assets from the time of our most recent goodwill impairment test. We also consider the impact of recent acquisitions in our expectations of the reporting units, such as the Dynapower reporting unit, and how these acquisitions perform against their original expected performance, as these might put pressure on the reporting units' fair value over carrying value in the short term. Based on the results of this analysis, we do not consider any of our other reporting units to be at risk of failing the goodwill impairment test.

The amount of any quantified impairment must be expensed immediately as a charge that is included in operating income, which may impact our ability to raise capital. Should certain assumptions used in the development of the fair value of our other reporting units change, we may be required to recognize additional impairments of goodwill or other intangible assets.

Refer to *Note 11: Goodwill and Other Intangible Assets, Net, Net* of our Financial Statements included elsewhere in this Report for additional information related to our goodwill and other identifiable intangible assets and the Dynapower impairment charge. Refer to *Critical Accounting Policies and Estimates*, in *Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations* included elsewhere in this Report for additional information related to the assumptions used in the development of the fair value of our reporting units.

Our global effective tax rate ("ETR") may be volatile and could increase due to changes in our geographic mix of earnings, tax laws and rates, and the outcome of tax audits, which could adversely affect our results of operations, cash flows, and financial condition.

We are subject to income taxes in the United Kingdom, the United States, China, the Netherlands, Mexico, and numerous other jurisdictions. Our ETR can vary materially from period to period due to factors outside our control, including changes in tax laws and rates, differences between statutory and effective rates across jurisdictions, the utilization and expiration of tax attributes (such as net operating losses and tax credits), valuation allowance assessments, and the tax effects of acquisitions, dispositions, restructurings, and other strategic transactions. The determination of our provision for (or benefit from) income taxes requires significant judgment and is inherently uncertain. Changes in facts and circumstances, audit outcomes, or interpretations of tax laws could result in our actual tax liabilities differing from amounts previously recognized, which could require us to record additional tax expense, interest, or penalties in future periods.

Global tax reforms—including the OECD Pillar Two global minimum tax and related local implementations—may increase our tax compliance costs and ETR and create additional uncertainty in our financial results.

Many jurisdictions in which we operate have enacted or proposed significant tax changes, including the OECD's Pillar Two framework, which establishes a global minimum jurisdictional ETR for large multinational enterprises and became effective for fiscal years beginning on or after December 31, 2024. Based on our current operating structure and geographic mix of earnings, taxes arising under the Pillar Two framework were not significant to our overall income tax provision for the year ended December 31, 2025. However, the Pillar Two rules are complex and continue to evolve through legislative amendments, administrative guidance, and differing local interpretations. As additional jurisdictions implement the rules, or as guidance and enforcement practices develop, the impact of Pillar Two on our tax profile may increase. Changes in our business activities, acquisitions, or geographic mix of earnings could also result in higher exposure to minimum taxes, incremental cash tax obligations, and increased compliance and administrative costs. In addition, the European Commission has conducted, and may continue to conduct, investigations into whether certain tax rulings or regimes in European Union member states constitute impermissible state aid. Adverse findings in these investigations may have retroactive effect and could result in additional tax liabilities, even where we believe we have complied with applicable local tax laws.

Changes in U.S. federal tax laws and regulations—including modifications to international tax rules—could increase our tax liabilities, compliance costs, and earnings volatility and adversely affect our financial results.

U.S. federal income tax laws and regulations are subject to ongoing change through legislation, administrative guidance, and judicial interpretation. Such changes may affect, among other things, the taxation of foreign subsidiaries, limitations on the deductibility of interest and other expenses, the treatment of cross-border payments, and the availability and utilization of foreign tax credits. New or amended U.S. tax rules may be effective retroactively or include transition provisions that require us to reassess deferred tax assets and liabilities, valuation allowances, and prior-year tax positions. In addition, interactions between U.S. tax rules and foreign tax regimes, including global minimum tax frameworks, may increase complexity and reduce the expected benefits of our current tax structure. Our ability to anticipate and effectively respond to changes in U.S. tax laws may be limited, particularly where guidance continues to evolve. For a more detailed discussion of our income tax provision, effective tax rate, deferred taxes, valuation allowances, uncertain tax positions, cash taxes, and the impact of recent tax law developments, see *Note 7: Income Taxes* to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We are a holding company and, therefore, may not be able to receive dividends or other payments in needed amounts from our subsidiaries.

We are organized as a holding company, a legal entity that is separate and distinct from our operating entities. As a holding company without significant operations of its own, our principal assets are the shares of capital stock of our subsidiaries. We rely on dividends, interest, and other payments from these subsidiaries to meet our obligations for paying principal and interest on outstanding debt, repurchasing ordinary shares, and corporate expenses. While our subsidiaries generally may remit funds to us, certain foreign subsidiaries are subject to foreign-exchange verification and other regulatory processes that can create compliance complexity and timing delays in making dividend or other payments. No assurance can be given that future changes in law, regulatory actions, or other circumstances will not further restrict, delay, or otherwise affect our ability to receive funds from these subsidiaries. Furthermore, no assurance can be given that our subsidiaries may be able to make timely payments to us in order for us to meet our obligations.

Legal and Regulatory Risks

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act (the "U.S. FCPA"), the U.K.'s Bribery Act, and similar worldwide anti-bribery laws.

The U.S. FCPA, the U.K.'s Bribery Act, and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program, we cannot provide assurance that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, financial condition, and/or cash flows.

Changes in existing environmental or safety laws, regulations, and programs could reduce demand for our products, which could cause our revenue to decline.

A significant amount of our business is generated either directly or indirectly as a result of existing laws, regulations, and programs related to environmental protection, fuel economy, energy efficiency, and safety regulation. Accordingly, a relaxation or repeal of these laws and regulations, or changes in governmental policies regarding the funding, implementation, or enforcement of these programs, could result in a decline in demand for environmental and/or safety products, which may have a material adverse effect on our revenue.

Our operations expose us to the risk of material environmental liabilities, litigation, government enforcement actions, and reputational risk.

We are subject to numerous federal, state, and local environmental protection and health and safety laws and regulations in the various countries where we operate and where our products are sold. These laws and regulations govern, among other things, the generation, storage, use, and transportation of hazardous materials; emissions or discharges of substances into the environment; investigation and remediation of hazardous substances or materials at various sites; GHG emissions; product hazardous material content; and the health and safety of our employees.

We may not have been, or we may not always be, in compliance with all environmental and health and safety laws and regulations. If we violate these laws, we could be fined, criminally charged, or otherwise sanctioned by regulators. In addition, environmental and health and safety laws are becoming more stringent, resulting in increased costs and compliance burdens.

Certain environmental laws assess liability on current or previous owners or operators of real property for the costs of investigation, removal, and remediation of hazardous substances or materials at their properties or properties at which they have disposed of hazardous substances. Liability for investigation, removal, and remediation costs under certain federal and state laws is retroactive, strict, and joint and several. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our results of operations, financial condition, and cash flows, or that we will not be subject to additional environmental claims for personal injury, property damage, and/or cleanup in the future based on our past, present, or future business activities.

In addition, our products are subject to various requirements related to chemical usage, hazardous material content, and recycling. The EU, China, and other jurisdictions in which our products are sold have enacted, or are proposing to enact, laws addressing environmental and other impacts from product disposal, use of hazardous materials in products, use of chemicals in manufacturing, recycling of products at the end of their useful life, and other related matters. These laws include but are not limited to the EU RoHS, ELV, and Waste Electrical and Electronic Equipment Directives; the EU REACH regulation; the German Explosives Act; and the China law on Management Methods for Controlling Pollution by Electronic Information Products. These laws prohibit the use of certain substances in the manufacture of our products and directly and indirectly impose a variety of requirements for modification of manufacturing processes, registration, chemical testing, labeling, and other matters. These laws continue to proliferate and expand in these and other jurisdictions to address other materials and aspects of our product manufacturing and sale. These laws could make the manufacture or sale of our products more expensive or impossible, could limit our ability to sell our products in certain jurisdictions, and could result in liability for product recalls, penalties, or other claims.

Export of our products is subject to various export control regulations and may require a license for export. Any failure to comply with such regulations could result in governmental enforcement actions, fines, penalties, loss of export privileges, or other remedies, which could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to compliance with laws and regulations controlling the import and export of goods, services, software, and technical data. Certain of our products are subject to export regulations of the various jurisdictions in which we operate ("Controlled Items"). The export of many such Controlled Items requires a license from the applicable government agency. Licensing decisions are made based on type of product, its destination, end use, end user, the parties involved in the transaction, national security, and foreign policy. As a result, export license approvals are not guaranteed. We have a trade compliance team and other systems in place to apply for licenses and otherwise comply with import and export regulations. Any failure to maintain compliance with such regulations could limit our ability to import or export raw material and finished goods. These laws and regulations are subject to change, and any such change may limit or exclude existing or future business opportunities, require us to change technology, or incur expenditures to comply with such laws and regulations.

We have discovered in the past, and may discover in the future, deficiencies in our trade compliance program. Although we continue to enhance our trade compliance program, we cannot guarantee that any such enhancements will ensure full compliance with applicable laws and regulations at all times, or that applicable authorities will not raise compliance concerns or perform audits to confirm our compliance with applicable laws and regulations. Any failure by us to comply with applicable laws and regulations could result in governmental enforcement actions, fines, penalties, criminal and/or civil proceedings, or other remedies, any of which could have a material adverse effect on our business, results of operations, and/or financial condition.

Our ability to compete effectively depends, in part, on our ability to maintain the proprietary nature of our products and technology.

The electronics industry is characterized by litigation regarding patent and other intellectual property rights. Within this industry, companies have become more aggressive in asserting and defending patent claims against competitors. There can be no assurance that we will not be subject to future litigation alleging infringement or invalidity of certain of our intellectual property rights, or that we will not have to pursue litigation to protect our property rights. Depending on the importance of the technology, product, patent, trademark, or trade secret in question, an unfavorable outcome regarding one of these matters may have a material adverse effect on our results of operations, financial condition, and/or cash flows.

We may be subject to claims that our products or processes infringe on the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages, modify our products or processes, or prevent us from selling our products.

Third parties may claim that our processes and products infringe their intellectual property rights. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert management's attention from operating our business. If these claims are successfully asserted against us, we could be required to pay substantial damages, make future royalty payments, and/or could be prevented from selling some or all of our products. We also may be obligated to indemnify our business partners or customers in any such litigation. Furthermore, we may need to obtain licenses from these third parties or substantially re-engineer or rename our products in order to avoid infringement. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer or rename our products successfully. If we are prevented from selling some or all of our products, our sales could be materially adversely affected.

We are a defendant to a variety of litigation in the course of our business that could cause a material adverse effect on our results of operations, financial condition, and/or cash flows.

In the normal course of business, we are, from time to time, a defendant in litigation, including litigation alleging the infringement of intellectual property rights, anti-competitive behavior, product liability, breach of contract, and employment-related claims. In certain circumstances, patent infringement and antitrust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could cause a material adverse effect on our results of operations, financial condition, and/or cash flows.

U.K. Domicile Risks

As a public limited company incorporated under the laws of England and Wales, we may have less flexibility with respect to certain aspects of capital management.
English law imposes additional restrictions on certain corporate actions. For example, English law provides that a board of directors may only allot, or issue, securities with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. English law also generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders at a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years as specified in the articles of association or relevant shareholder resolution. Our shareholders have already approved a general authority for the directors to allot equity securities and a specific authority to issue shares under our equity plan excluding preemptive rights, together with the related disapplication of pre-emptive rights and subject to the limits set forth in those resolutions, until our next annual general meeting. Both the general allotment authority and the equity-plan allotment authority—along with the associated exclusions of pre-emptive rights—require periodic renewal, and we plan to seek shareholder approval for each authority at each annual general meeting.

English law also requires us to have available "distributable reserves" to make share repurchases or pay dividends to shareholders. Distributable reserves may be created through the earnings of the U.K. parent company or other actions. While we intend to maintain a sufficient level of distributable reserves, there is no assurance that we will continue to generate sufficient earnings in order to maintain the necessary level of distributable reserves to make share repurchases or pay dividends.

English law also generally prohibits a company from repurchasing its own shares by way of "off-market purchases" without the prior approval of our shareholders. Such approval lasts for a maximum period of up to five years. Our shares are traded on the New York Stock Exchange, which is not a recognized investment exchange in the U.K. Consequently, any repurchase of our shares is currently considered an "off-market purchase." Our current authorization expires on June 10, 2030, and we intend to renew this authorization periodically.

As a public limited company incorporated under the laws of England and Wales, the enforcement of civil liabilities against us may be more difficult.

Because we are a public limited company incorporated under the laws of England and Wales, investors could experience more difficulty enforcing judgments obtained against us in U.S. courts than would have been the case for a U.S. company. In addition, it may be more difficult (or impossible) to bring some types of claims against us in courts in England than it would be to bring similar claims against a U.S. company in a U.S. court.

As a public limited company incorporated under the laws of England and Wales, it may not be possible to effect service of process upon us within the U.S. to enforce judgments of U.S. courts against us based on the civil liability provisions of the U.S. federal securities laws.

There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities solely based on the U.S. federal securities laws. The English courts will, however, treat any amount payable by us under U.S. judgment as a debt and new proceedings can be commenced in the English courts to enforce this debt against us. The following criteria must be satisfied for the English court to enforce the debt created by the U.S. judgment: (1) the U.S. court having had jurisdiction over the original proceedings according to English conflicts of laws principles and rules of English private international law at the time when proceedings were initiated; (2) the U.S. proceedings not having been brought in breach of a jurisdiction or arbitration clause except with the agreement of the defendant or the defendant's subsequent submission to the jurisdiction of the court; (3) the U.S. judgment being final and conclusive on the merits in the sense of being final and unalterable in the court which pronounced it and being for a definite sum of money; (4) the recognition or enforcement, as the case may be, of the U.S. judgment not contravening English public policy in a sufficiently significant way or contravening the Human Rights Act 1998 (or any subordinate legislation made thereunder, to the extent applicable); (5) the U.S. judgment not being for a sum payable in respect of taxes, or other charges of a like nature, or in respect of a penalty or fine, or otherwise based on a U.S. law that an English court considers to be a penal or revenue law; (6) the U.S. judgment not having been arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained, and not otherwise being a judgment contrary to section 5 of the Protection of Trading Interests Act 1980 or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act; (7) the U.S. judgment not having been obtained by fraud or in breach of English principles of natural justice; (8) the U.S. judgment not being a judgment on a matter previously determined by an English court, or another court whose judgment is entitled to recognition (or enforcement as the case may be) in England, in proceedings involving the same parties that conflicts with an earlier judgment of such court; (9) the party seeking enforcement (being a party who is not ordinarily resident in some part of the U.K. or resident in an EU Member State) providing security for costs, if ordered to do so by the English courts; and (10) the English enforcement proceedings being commenced within the relevant limitation period.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cyber criminals are becoming more sophisticated and effective every day. All companies utilizing technology are subject to threats or attempts of cybersecurity attacks. Maintaining data privacy and cybersecurity to protect our employees, customers, and business is an integral aspect of our operations. Our approach to data privacy and cybersecurity is defined by our commitment to preserving the trust our employees and customers place in us and focuses on driving continuous improvement as the threat landscape evolves.

Our Audit Committee and our management are actively involved in the oversight of our cybersecurity program. As described in more detail below, we have established policies, standards, processes, and practices for assessing, identifying, and managing material risks from cybersecurity threats. We have devoted meaningful financial and personnel resources to implement and maintain security programs to meet regulatory requirements and customer expectations, and we intend to continue to make meaningful investments to maintain the security of our data and infrastructure.

However, there can be no guarantee that our policies and procedures will be properly followed in every instance or that those policies and procedures will be effective. Although our risk factors identified in *Item 1A: Risk Factors* included elsewhere in this Report provide further detail about the material cybersecurity risks we face, we believe that risks from prior cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business to date. We can provide no assurance that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations, or financial condition.

Risk Management Strategy
We are guided by our Written Information Security Program ("WISP"), which includes our focus areas, and defines procedures that govern our cybersecurity practices. We continue to improve the maturity of our cybersecurity program, aligning with the National Institute of Standards and Technology ("NIST") Cybersecurity Framework.

Our Director of Cybersecurity leads our information security operations, with a focus on identifying, evaluating, mitigating, and reporting on IT and cybersecurity risks that have the potential to threaten Sensata's enterprise information assets and systems. Our data protection, cybersecurity and global IT strategy is regularly aligned with business leaders across Sensata through our IT Excellence Committee meetings, conducted 8 times a year, to ensure data protection, cyber, IT, and business priorities are communicated and understood throughout the organization.

Our policies, standards, processes, and practices for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall risk management program and are based on frameworks established by the NIST, the International Organization for Standardization, and other applicable industry standards. Our cybersecurity program in particular focuses on the following key areas:

- *Incident Response*: We have an Incident Response Plan ("IRP") to address cybersecurity incidents as defined by Item 106 of Regulation S-K. The IRP includes as a core component an Incident Response Team ("IRT") that utilizes guidelines identified in the IRP to identify, assess, and disclose cybersecurity incidents as applicable. The IRT consists of a core team, which includes representation from IT, Legal, and Human Resources, and an extended team, which includes representation from Enterprise Risk Management, Communications, Investor Relations, Internal Audit, Legal, Accounting, and External Reporting. The core team is involved in all incidents that are classified as significant, requiring a response from the IRT, and it involves components of the extended team as applicable. The IRT allows for broad representation of various areas of expertise for use in executing the IRP. The IRT meets monthly to evaluate the effectiveness of our cybersecurity risk management processes and procedures, including the IRP. The IRP is designed to ensure prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management and the Board in a timely manner.

- *Defense and Monitoring*: We work to protect our computing environments and products from cybersecurity threats through multi-layered defenses and apply lessons learned from our defense and monitoring efforts to help prevent future attacks. We utilize data analytics to detect anomalies and search for cyber threats. Our Cybersecurity Operations Center provides comprehensive cyber threat detection and response capabilities and maintains a 24x7 monitoring system which complements the technology, process, and threat detection techniques we use to monitor, manage, and mitigate cybersecurity threats. From time to time, we engage third party consultants or other advisors to assist in assessing, identifying, and/or managing cybersecurity threats. We also periodically use our Internal Audit function to conduct additional reviews and assessments.

- *Insider Threats*: We maintain an insider threat program designed to identify, assess, and address potential risks from within our Company. Our program evaluates potential risks consistent with industry practices, customer requirements, and applicable law, including privacy and other considerations.

- *Third Party Risk Assessments*: We conduct information security assessments before sharing or allowing the hosting of sensitive data in computing environments managed by third parties, and our standard terms and conditions contain contractual provisions requiring certain security protections.
- *Training and Awareness*: We maintain cybersecurity training programs with frequent touch points for all employees to promote responsible practices and reinforce cybersecurity awareness. We use monthly activities to keep employees engaged with cybersecurity, including newsletters, articles on the Sensata intranet, and mock phishing campaigns. We regularly update our comprehensive training program, which covers a wide variety of topics, from protecting work machines and personal information to social innovation and how employees can protect their digital lives at home.

- *Supplier Engagement*: We require our suppliers to comply with our standard information security terms and conditions, in addition to any requirements from our customers, as a condition of doing business with us, and require them to complete information security questionnaires to review and assess potential cyber-related risks depending on the nature of the services being provided.

- *Risk Assessment*: At least annually, we conduct a cybersecurity risk assessment that takes into account information from internal stakeholders, our risk register, and information from external sources (e.g., reported security incidents that have impacted other companies, industry trends, and evaluations by third parties and consultants). The results of the assessment are used to drive alignment on, and prioritization of, initiatives to enhance our security controls, make recommendations to improve processes, and inform a broader enterprise-level risk assessment that is presented to our Board, Audit Committee, and members of management.

- *Technical Safeguards*: We regularly assess and deploy technical safeguards designed to protect our information systems from cybersecurity threats. Such safeguards are regularly evaluated and improved based on vulnerability assessments, cybersecurity threat intelligence, and incident response experience.

Governance

Our Board of Directors, in coordination with each of our Board committees, is responsible for oversight of our enterprise risk management activities. The Nominating and Governance Committee receives an update on the Company's risk management process quarterly, including interaction of cybersecurity with our overall risks. The Board of Directors oversees risks from cybersecurity threats through report out from the Audit Committee, which monitors cybersecurity incidents and management's response to such incidents.

Our Audit Committee directly oversees our cybersecurity program. Quarterly reports are delivered to the Audit Committee by the Chief Information & Digital Officer ("CIDO") and/or the Director of Cybersecurity at least four times per year. These reports include information about the prevention, detection, mitigation, and remediation of cybersecurity incidents, including material security risks and information security vulnerabilities. These reports also include updates on cybersecurity risk resulting from risk assessments, progress of risk reduction initiatives, external auditor feedback, control maturity assessments, and relevant internal and industry cybersecurity incidents.

Our CIDO has served in various roles in IT and information security for more than 20 years. She holds an undergraduate degree in information management and technology. Our Director of Cybersecurity has served in various roles in IT and information security for more than 20 years, including in the military and the healthcare and retail industries.

Cybersecurity Incidents

In the event of a cybersecurity incident, our response and mitigation efforts are guided by the IRP, which provides guidance on how to respond to, and recover from, a significant cyber incident requiring an organized response. We continue to conduct tabletop exercises testing the principles and procedures set forth in our IRP based on lessons learned.

While we have experienced cybersecurity incidents in the past, to date none have materially affected the Company or our financial position, results of operations and/or cash flows. We continue to invest in the cybersecurity and resiliency of our networks and to enhance our internal controls and processes, which are designed to help protect our systems and infrastructure, and the information they contain. For more information about cybersecurity risks relating to our business and for information about our April 2025 cybersecurity incident, refer to *Item 1A: Risk Factors* and *Note 15: Commitments and Contingencies* of our Financial Statements, respectively, included elsewhere in this Report.

ITEM 2.   PROPERTIES

Our U.S headquarters is located at a leased site in Attleboro, Massachusetts. Our U.K. headquarters is located at a leased site in Swindon, United Kingdom.

In addition to our headquarters locations, we own and lease additional manufacturing facilities and business centers, with significant sites in Bulgaria, China, India, Malaysia, Mexico, the Netherlands, the U.K., and the U.S. As of December 31, 2025, these locations occupied 1,979 thousand square feet of owned space and 1,768 thousand square feet of leased space.

These facilities are primarily devoted to research, development, engineering, manufacturing, and assembly. In addition to these principal facilities, we occupy other manufacturing, engineering, warehousing, administrative, and sales facilities worldwide, which are primarily leased.

We consider our manufacturing facilities sufficient to meet our current operational requirements. Leases covering our currently occupied principal leased facilities expire at varying dates within the next 15 years. We do not anticipate difficulty in retaining occupancy through lease renewals, month-to-month occupancy, or by replacing the leased facilities with equivalent facilities.

A significant portion of our owned properties and equipment is or may become subject to a lien under the Senior Secured Credit Facilities. Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to the Senior Secured Credit Facilities.

ITEM 3.   LEGAL PROCEEDINGS

We are regularly involved in a number of claims and litigation matters that arise in the ordinary course of business. Although it is not feasible to predict the outcome of these matters, based upon our experience and current information known to us, we do not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on our results of operations, financial condition, or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.


PART II


ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our ordinary shares trade on the New York Stock Exchange under the symbol "ST."

Performance Graph

The following graph compares the total shareholder return of our ordinary shares since December 31, 2020 to the total shareholder return since that date of the Standard & Poor's ("S&P") 500 Stock Index and the S&P 500 Industrial Index. The graph assumes that the value of the investment in our ordinary shares and each index was $100.00 on December 31, 2020.




Total Shareholder Return of $100.00 Investment from December 31, 2020


	As of December 31,										
		2020		2021		2022		2023		2024		2025
Sensata	$	100.00	$	116.97	$	77.15	$	72.63	$	53.69	$	66.28
S&P 500	$	100.00	$	128.71	$	105.40	$	133.10	$	166.40	$	196.16
S&P 500 Industrial	$	100.00	$	119.40	$	110.92	$	128.71	$	148.84	$	175.19

The information in the graph and table above is not "soliciting material," is not deemed "filed" with the U.S. Securities and Exchange Commission, and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Report, except to the extent that we specifically incorporate such information by reference. The total shareholder return shown on the graph represents past performance and should not be considered an indication of future price performance.

Stockholders

As of January 29, 2026, there were three holders of record of our ordinary shares, which included Cede & Co. (which acts as nominee shareholder for the Depository Trust Company).

Dividends

In fiscal year 2025, we made payments of quarterly dividends of $0.12 per share in February, May, August, and November. We expect that comparable cash dividends will continue to be paid in the foreseeable future.

Under the laws of England and Wales, we are able to declare dividends, make distributions, or repurchase shares only out of distributable reserves on our statutory balance sheet. Distributable reserves are a company's accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. Realized reserves are determined in accordance with International Financial Reporting Standards at the time the relevant accounts are prepared. We are not permitted to make a distribution if, at the time, the amount of our net assets is less than the aggregate of our issued and paid-up share capital and undistributable reserves or to the extent that the distribution will reduce our net assets below such amount. Subject to these limitations, the payment of future cash dividends will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, and any other factors deemed relevant by our shareholders and Board of Directors.

Under current United Kingdom ("U.K.") tax legislation, any future dividends paid by us will not be subject to withholding or deduction on account of U.K. tax, irrespective of the tax residence or the individual circumstances of the recipient shareholder. Shareholders should consult their tax advisors regarding their particular tax situation and the income tax consequences on any potential dividend income received from us.

Share Repurchase Programs

From time to time, our Board of Directors has authorized various share repurchase programs, which may be modified or terminated by the Board of Directors at any time. Under these programs, we may repurchase ordinary shares at such times and in amounts to be determined by our management, based on market conditions, legal requirements, and other corporate considerations, on the open market or in privately negotiated transactions, provided that such transactions were completed pursuant to an agreement and with a third party approved by our shareholders at the annual general meeting.

On September 26, 2023, our Board of Directors authorized a $500.0 million ordinary share repurchase program (the "September 2023 Program"), which replaced the previous program and became effective on October 1, 2023. The form of the September 2023 Program was approved by shareholders on May 25, 2023. The September 2023 Program does not have an established expiration date. The process or criteria used to determine the amount of repurchases is an ongoing and frequent review of our capacity of available cash and our overall capital allocation priorities.

Issuer purchase of Equity Securities

Period	Total Number of Shares Purchased *(in shares) (1)*	Weighted-Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs *(in shares)*	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Programs *(in millions)*
October 1 through October 31, 2025	26,969	$ 32.56	—	$ 282.4
November 1 through November 30, 2025	1,666	$ 31.83	—	$ 282.4
December 1 through December 31, 2025	10,597	$ 33.25	—	$ 282.4
Quarter total	39,232	$ 32.72	—	$ 282.4

---

(1) The number of ordinary shares presented includes ordinary shares that were withheld to cover payment of employee withholding tax upon the vesting of restricted securities. These withholdings took place outside of a publicly announced repurchase plan. There were 26,969, 1,666, and 10,597 ordinary shares withheld in October 2025, November 2025, and

December 2025, respectively, representing a total aggregate fair value of $1.3 million based on the closing price of our ordinary shares on the date of withholdings.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, and liquidity and capital resources. You should read the following discussion in conjunction with Item 1: Business and our Financial Statements, each included elsewhere in this Annual Report on Form 10-K (this "Report").

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources, and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties including, but not limited to, the risks and uncertainties described in Item 1A: Risk Factors included elsewhere in this Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We innovate on behalf of our broad array of customers, solving some of their most difficult engineering challenges by providing sensors and sensor-rich solutions, electrical protection components and systems, and other products. Solving these mission-critical challenges enables us to deliver differentiated value for both our customers and shareholders, while also investing in our growth opportunities and our people. Refer to *Item 1: Business* included in this Report for additional discussion on our business.

We believe regulatory requirements for safer vehicles, higher fuel efficiency, and lower emissions, as well as customer demand for operator productivity and convenience, drive the need for advancements in powertrain management, efficiency, safety, and operator controls. These advancements lead to sensor growth rates that we expect to exceed underlying production growth in many of our key end markets, which we expect will continue to offer us significant growth opportunities.

Fiscal year 2025 highlights

In fiscal year 2025, we reduced our total gross debt by $354.0 million. These repayments brought our gross outstanding indebtedness at December 31, 2025 to $2.9 billion, representing a net leverage ratio of 2.7x, compared to gross indebtedness of $3.2 billion as of December 31, 2024 (representing a net leverage ratio of 3.0x). Net leverage ratio, discussed throughout this *Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations* (this "MD&A"), is a financial measure not presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Refer to *Non-GAAP Financial Measures* included elsewhere in this MD&A for additional information related to our use of net leverage ratio.

Fiscal year 2025 financial summary

Our consolidated revenue decreased 5.8% in fiscal year 2025 from the prior year. Excluding an increase of 0.6% attributed to changes in foreign currency exchange rates and a decrease of 6.5% due to the effect of divestitures, net revenue increased 0.1% on an organic basis. Organic revenue growth (or decline), discussed throughout this MD&A, is a financial measure not presented in accordance with U.S. GAAP. Refer to *Non-GAAP Financial Measures* included elsewhere in this MD&A for additional information related to our use of organic revenue growth (or decline). Organic revenue growth was primarily driven by content growth in our Industrials business segment.

Operating income for fiscal year 2025 increased $88.2 million, or 59.1%, to $237.5 million (6.4% of net revenue) compared to $149.3 million (3.8% of net revenue) in the prior year. This increase was primarily driven by $98.5 million of lower net restructuring and other charges, and a $65.5 million decrease in intangible asset amortization charges, partially offset by lower revenue and a $75.6 million increase in goodwill impairment charges in the current period. Refer to *Results of Operations* included elsewhere in this MD&A for additional discussion of our operating results for the year ended December 31, 2025.

We generated $621.5 million of operating cash flows in fiscal year 2025, ending the year with $573.0 million in cash. In addition to $352.2 million of cash used to pay debt, in fiscal year 2025, we used cash of approximately $120.6 million for share repurchases and $70.4 million for payment of dividends. In fiscal year 2026, we will continue to execute our capital allocation strategy that is currently designed to reduce our leverage and return capital to shareholders through our dividend and opportunistic share repurchases. This strategy reduces risk in our capital structure, lowers interest expense, and improves net income and earnings per share. We expect improving free cash flow (net cash provided by operating activities less capital expenditures) to further reduce our net leverage ratio, and over time, we believe higher profitability will naturally allow net leverage to decline and returns on invested capital to improve. Refer to *Non-GAAP Financial Measures* included elsewhere in this MD&A for additional information related to our use of free cash flow.

Factors Affecting Our Operating Results

The following discussion describes components of the consolidated statements of operations as well as factors that impact those components. Refer to *Note 2: Significant Accounting Policies* of our Financial Statements included elsewhere in this Report, and *Critical Accounting Policies and Estimates* included elsewhere in this MD&A for additional information related to the accounting policies and estimates made related to these components. Refer to *Results of Operations* included elsewhere in this MD&A for discussion of the actual impact on our financial statements of these factors.

Net revenue

We derive a significant portion of our revenue from sales into the automotive end market, and conditions in the automotive industry can have a significant impact on the amount of revenue that we recognize. Outside of the automotive industry, we sell our products and solutions to end-users in a wide range of industries, end markets, and geographic regions, and the drivers of demand for these products and solutions vary considerably and are influenced by industry, market, or geographic conditions. Changes in demand for these products and solutions could impact our revenue materially. Our overall net revenue is impacted by various factors, which we characterize as "organic" or "inorganic." Inorganic factors include fluctuations in foreign currency exchange rates and the net effect of acquisitions and divestitures. Organic factors include fluctuations in overall economic activity within the industries, end markets, and geographic regions in which we operate, which we term market growth. For more information about revenue risks relating to our business, refer to *Item 1A: Risk Factors* included elsewhere in this Report.

Cost of revenue

We manufacture most of our products, subcontracting only a limited number to third parties. As such, our cost of revenue consists principally of production materials costs and employee costs. Our remaining cost of revenue primarily consists of: gains and losses on certain foreign currency forward contracts that are designated as cash flow hedges; costs to import raw materials, such as tariffs; depreciation of fixed assets used in the manufacturing process; and other general manufacturing expenses.

Research and development expense

Research and development ("R&D") expense consists of costs related to product design and development. Our development expense is typically associated with engineering core technology platforms to specific applications and engineering major upgrades that improve the functionality or reduce the cost of existing products. Costs related to modifications of existing products for use by new and existing customers in familiar applications are presented in cost of revenue and are not included in R&D expense.

Selling, general and administrative expense

Selling, general and administrative ("SG&A") expense consists of all expenditures incurred in connection with the sale and marketing of our products, as well as administrative overhead costs, including: salary and benefit costs for sales and marketing personnel and administrative staff; share-based compensation expense; charges related to the use and maintenance of administrative offices, including depreciation expense; other administrative costs, including expenses relating to information systems, human resources, and legal, finance, and accounting services; other selling and marketing related costs, such as expenses incurred in connection with travel and communications; and transaction costs associated with acquisitions.

Depreciation expense

Depreciation expense includes depreciation of property, plant and equipment, which includes assets held under finance lease and amortization of leasehold improvements. Depreciation expense is included in either cost of revenue or SG&A expense depending on the use of the asset as a manufacturing or administrative asset.

Amortization expense

Acquisition-related definite-lived intangible assets are amortized on an economic-benefit basis, according to the useful lives of the assets, or on a straight-line basis if a pattern of economic benefits cannot be reliably determined.

Restructuring and other charges, net

Restructuring charges consist of severance, outplacement, other separation benefits, and facility and other exit costs. These charges may be incurred as part of an announced restructuring plan or may be individual charges recognized related to acquired businesses or the termination of a limited number of employees that do not represent the initiation of a larger restructuring plan.

Restructuring and other charges, net also includes the gain or loss, net of transaction costs, from the sale of businesses, expense incurred from acquisition-related compensation arrangements, and other operating income or expense that is not presented elsewhere in operating income.

Interest expense

Interest expense relates to interest owed on our gross outstanding indebtedness, and varies according to the balances of, and the interest rates assigned to, this indebtedness.

Interest income

Interest income relates to interest earned on our cash and cash equivalent accounts, and varies according to the balances in, and the interest rates provided by, these accounts.

Other, net

Other, net primarily includes gains and losses associated with the remeasurement of monetary assets and liabilities denominated in a currency that is not the functional currency, changes in the fair value of derivative financial instruments not designated as cash flow hedges, mark-to-market gains and losses on investments, net (gains) or losses on debt financing transactions, and net periodic benefit cost, excluding service cost.

Refer to *Note 6: Other, Net* of our Financial Statements included elsewhere in this Report for additional information related to the components of other, net. Refer to *Item 7A: Quantitative and Qualitative Disclosures About Market Risk* included elsewhere in this Report for additional information related to our exposure to potential changes in foreign currency exchange rates and commodity prices. Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to our debt financing transactions.

Provision for (or benefit from) income taxes

The provision for (or benefit from) income taxes reflects taxes on our earnings in the various jurisdictions in which we operate and can vary significantly from period to period. Our income tax provision (or benefit) consists of current tax expense (or benefit), which represents taxes payable based on taxable income for the period, and deferred tax expense (or benefit), which results from changes in deferred tax assets and liabilities arising from temporary differences between the financial reporting and tax bases of our assets and liabilities.

Our effective tax rate is influenced by a number of factors, including the geographic mix of our earnings and losses, changes in tax laws and statutory tax rates, the availability and utilization of tax attributes such as net operating losses and tax credits, valuation allowance assessments, and the tax effects of acquisitions, dispositions, restructurings, and other strategic transactions. As these factors fluctuate from period to period, our effective tax rate may differ materially from the statutory tax rate applicable in any single jurisdiction and from our expectations.

The determination of our income tax provision requires significant judgment, including estimates related to future taxable income in different jurisdictions, the realizability of deferred tax assets, and the measurement of uncertain tax positions. Changes in these estimates, including as a result of new information, audit outcomes, or changes in facts and circumstances, may result in adjustments to our tax provision in future periods.

In addition, our effective tax rate may be impacted by discrete items, including non-deductible expenses, changes in valuation allowances, audit settlements, the expiration of statutes of limitation, and the tax effects of unusual or infrequently occurring transactions. These items may cause significant variability in our effective tax rate from year to year and may not be indicative of our ongoing tax profile.

We continue to monitor global tax developments, including changes in domestic and international tax rules. While certain recent tax law changes, including global minimum tax regimes, were not significant to our overall income tax provision for the year ended December 31, 2025, future changes in tax laws, interpretations, enforcement practices, or our business and geographic mix of earnings could increase our effective tax rate, cash tax obligations, and compliance costs in future periods.

Seasonality

Refer to *Item 1: Business* included elsewhere in this Report for discussion of our assessment of seasonality related to our business.

Legal Proceedings

Refer to *Item 3: Legal Proceedings* included elsewhere in this Report for discussion of legal proceedings related to our business.

Results of Operations

Our discussion and analysis of results of operations are based upon our Financial Statements included elsewhere in this Report. The Financial Statements have been prepared in accordance with U.S. GAAP. The preparation of the Financial Statements requires us to make estimates and judgments that affect the amounts reported therein. We base our estimates on historical experience and assumptions believed to be reasonable under the circumstances, and we re-evaluate such estimates on an ongoing basis. Actual results may materially differ from our estimates under different assumptions or conditions. Our significant accounting policies and estimates are more fully described in *Note 2: Significant Accounting Policies* of our Financial Statements included elsewhere in this Report and *Critical Accounting Policies and Estimates* included elsewhere in this MD&A.

The table below presents our historical results of operations in millions of dollars and as a percentage of net revenue. We have derived these results of operations from our Financial Statements. Our business strategy involves leveraging new and emerging technologies, which complement our existing product offerings, and we refer to these trends collectively as "megatrends". Our operating segments' performance is primarily evaluated based on segment operating income. In the three months ended March 31, 2025, we realigned the definition of segment operating income to include megatrend costs, which were previously excluded from segment operating income and included in corporate and other costs.

In the three months ended December 31, 2025, we realigned our business as a result of organizational changes that better allocate our resources to support changes to our business strategy. These changes resulted in the dissolution of our prior segments, Performance Sensing and Sensing Solutions, and the creation of three new segments. Our Automotive segment includes our Automotive and Aftermarket businesses. The Industrials segment includes our Industrial and Dynapower businesses. The Aerospace, Defense, and Commercial Equipment segment includes our Aerospace and Commercial Equipment businesses. Results of the Insights Business, which was sold during the third quarter of 2024, are presented in the Other non-operating segment, which is not aggregated within any of our reportable segments. Our new operating structure allows us to more effectively allocate capital and investment dollars based on different end market and growth dynamics in each of these segments. Prior year amounts in this Report have been recast to reflect this realignment. Refer to *Note 20: Segment Reporting* for additional information.

	For the year ended December 31,					
	2025		**2024**		**2023**	
	Amount	**Percent of Net Revenue**	**Amount**	**Percent of Net Revenue**	**Amount**	**Percent of Net Revenue**
Net revenue:						
Automotive	$ 2,111.7	57.0 %	$ 2,195.5	55.8 %	$ 2,167.4	53.5%
Industrials	787.8	21.3	749.2	19.0	863.2	21.3
Aerospace, Defense, and Commercial Equipment	805.0	21.7	860.2	21.9	876.1	21.6
Other	—	—	127.9	3.3	147.5	3.6
Total net revenue	3,704.5	100.0 %	3,932.8	100.0 %	4,054.1	100.0%
Operating costs and expenses	3,467.0	93.6	3,783.5	96.2	3,872.4	95.5
Operating income	237.5	6.4	149.3	3.8	181.7	4.5
Interest expense	(149.1)	(4.0)	(155.8)	(4.0)	(182.2)	(4.5)
Interest income	19.1	0.5	16.2	0.4	31.3	0.8
Other, net	15.8	0.4	(21.5)	(0.5)	(13.0)	(0.3)
Income/(loss) before taxes	123.3	3.3	(11.8)	(0.3)	17.8	0.4
Provision for/(benefit from) income taxes	92.0	2.5	(140.3)	(3.6)	21.8	0.5
Net income/(loss)	$ 31.3	0.8 %	$ 128.5	3.3 %	$ (3.9)	(0.1)%

The discussion that follows compares operating results for fiscal year 2025 to fiscal year 2024. For a discussion of our fiscal year 2024 operating results compared to fiscal year 2023, refer to *Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations* included in our Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 28, 2025.

Refer to *Item 1: Business* included elsewhere in this Report for more detailed discussion of our reportable segments, including discussion of major products and market drivers. Refer to discussion under the heading *Factors Affecting Our Operating Results* included elsewhere in this MD&A for a detailed discussion of the various factors that may drive changes in our operating results. The below discussion provides information on the material factors impacting fiscal year 2025 compared to fiscal year 2024.

Net revenue

Net revenue for the year ended December 31, 2025 decreased 5.8% compared to the prior year. Net revenue increased 0.1% on an organic basis, which excludes an increase of 0.6% attributed to changes in foreign currency exchange rates and a decrease of 6.5% primarily to the effects of divestitures.

Refer to *Note 21: Divestitures* of our Financial Statements included elsewhere in this Report for additional information related to our divestitures.

Automotive

Automotive net revenue for the year ended December 31, 2025 decreased 3.8% compared to the prior year. Excluding an increase of 0.7% attributed to changes in foreign currency exchange rates and a decrease of 3.3% due to the effects of a divestiture, Automotive net revenue decreased 1.2% on an organic basis, which was primarily due to product mix in the markets we serve.

Industrials

Industrials net revenue for the year ended December 31, 2025 increased 5.1% compared to the prior year. Excluding an increase of 0.3% attributed to changes in foreign currency exchange rates and a decrease of 3.4% due to the effects of product lifecycle management actions, Industrials net revenue increased 8.2% on an organic basis, which primarily reflects content growth in our Industrials business segment.

Aerospace, Defense, and Commercial Equipment

Aerospace, Defense, and Commercial Equipment net revenue for the year ended December 31, 2025 decreased 6.4% compared to the prior year. Excluding an increase of 0.6% attributed to changes in foreign currency exchange rates and a decrease of 3.2% due to the effects of a divestiture, Aerospace, Defense, and Commercial Equipment net revenue decreased 3.8% on an organic basis. This organic revenue decline was primarily due to declines in the commercial equipment end market.

Operating costs and expenses

Operating costs and expenses for the years ended December 31, 2025, 2024, and 2023 are presented, in millions of dollars and as a percentage of revenue, in the following table. Amounts and percentages in the table below have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding.

| | For the year ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Amount	Percent of Net Revenue	Amount	Percent of Net Revenue	Amount	Percent of Net Revenue
Operating costs and expenses:						
Cost of revenue	$ 2,620.2	70.7 %	$ 2,776.9	70.6 %	$ 2,792.8	68.9 %
Research and development	133.8	3.6	169.3	4.3	178.9	4.4
Selling, general and administrative	356.2	9.6	392.2	10.0	350.7	8.6
Amortization of intangible assets	80.2	2.2	145.7	3.7	173.9	4.3
Goodwill impairment charge	225.7	6.1	150.1	3.8	321.7	7.9
Restructuring and other charges, net	50.8	1.4	149.2	3.8	54.5	1.3
Total operating costs and expenses	$ 3,467.0	93.6 %	$ 3,783.5	96.2 %	$ 3,872.4	95.5 %

Cost of revenue

In the year ended December 31, 2025, cost of revenue as a percentage of net revenue increased versus the prior year period, due to the net impacts of inflation on material and logistics costs and the unfavorable effects of changes in foreign currency rates, partially offset by the favorable effects of divestitures.

Research and development expense

R&D expense decreased in the year ended December 31, 2025 primarily as a result of the divestiture of the Insights Business in the third quarter of 2024 and cost reductions attributable to previously announced restructuring actions.

Selling, general and administrative expense

SG&A expense decreased in the year ended December 31, 2025 primarily due to the absence of charges related to the Insights Business in the current year.

Refer to *Note 21: Divestitures* of our Financial Statements included elsewhere in this Report for additional information related to our divestitures.

Amortization of intangible assets

Amortization expense decreased in the year ended December 31, 2025, primarily due to (1) $9.6 million of accelerated amortization related to our decision to exit the Spear aerospace and defense business in the third quarter of 2024, (2) the divestiture of the Insights Business resulting in approximately $26.2 million of lower amortization expense during fiscal year 2025, and (3) the effect of amortization of intangible assets in accordance with their expected economic benefit, which generally results in acceleration of amortization expense in the early years of the life of an intangible asset.

We expect amortization expense to be approximately $62.5 million in fiscal year 2026.

Refer to *Note 5: Restructuring and Other Charges, Net* and *Note 11: Goodwill and Other Intangible Assets, Net, Net* of our Financial Statements included elsewhere in this Report for additional information regarding the charges related to the exit of the Spear businesses and amortization of our intangible assets, respectively.

Goodwill impairment charge

In the third quarter of 2025, impairment indicators were identified that suggested the carrying value of the Dynapower reporting unit could exceed its fair value. Accordingly, we evaluated the Dynapower reporting unit for impairment and determined that it was impaired. In the third quarter of 2025, we recorded a $225.7 million non-cash impairment charge. This impairment was primarily driven by a lower outlook within certain markets that the reporting unit operates in following recent tax legislation being enacted and a strategic shift to focus on other markets. This revised outlook led to downward revisions of forecasted future cash flows. If Dynapower does not achieve the forecasted future cash flows, or if there were a change in the discount rate or other valuation inputs, there is a possibility that additional impairments of the remaining $4.1 million of goodwill may be recognized in the future.

Restructuring and other charges, net

Restructuring and other charges, net decreased in the year ended December 31, 2025 versus the prior year period, due to (1) the loss on the sale of the Insights Business in the third quarter of 2024, and (2) charges related to our decision to exit the Spear aerospace and defense business in the third quarter of 2024, partially offset by (1) the loss on the sale of the Magnetic Speed and Positioning Business ("MSP Business") in the first quarter of 2025, and (2) an increase in charges related to our restructuring plans.

Refer to *Note 5: Restructuring and Other Charges, Net* of our Financial Statements included elsewhere in this Report for additional information on the components of restructuring and other charges, net.

Operating income

In the year ended December 31, 2025, operating income increased $88.2 million, or 59.1%, to $237.5 million (6.4% of net revenue) compared to $149.3 million (3.8% of net revenue) in the prior year, primarily due to (1) a decrease in product line and product lifecycle management charges, (2) a decrease in amortization of intangibles, and (3) cost savings as a result of actions taken as part of our restructuring plans, partially offset by a larger goodwill impairment charge taken in the current year than the prior year.

Interest expense

In the year ended December 31, 2025, interest expense did not fluctuate materially from the prior period.

Interest income

In the year ended December 31, 2025, interest income did not fluctuate materially from the prior period.

Provision for/(benefit from) income taxes

The provision for (or benefit from) income taxes and our effective tax rate can vary significantly from period to period due to changes in our pre-tax income, geographic mix of earnings, discrete tax items, and other factors discussed below.

For the year ended December 31, 2025, our effective tax rate was 74.6%, compared to 1,185.4% in 2024 and 121.9% in 2023. The unusually high and volatile effective tax rates primarily reflect the impact of non-deductible goodwill impairment charges, the 2024 capital restructuring to secure future IP deductibility, and other non-recurring items including unbenefited losses on asset sales and restructuring costs. Because many of these items are either non-deductible or only partially deductible, they had a disproportionate impact relative to the level of pre-tax income in each period.

As a U.K. tax-resident company, our statutory corporate tax rate is 25%. Our effective tax rate differs from this. statutory rate due to:
- earnings generated in jurisdictions with tax rates different from the U.K. rate,
- non-deductible expenses,
- tax incentives and credits available in certain jurisdictions, and
- discrete tax items recognized in each period.

These factors may fluctuate from period to period and may not be indicative of our expected effective tax rate in future periods.

Discrete tax items, including non-deductible goodwill impairment charges, restructuring costs, acquisition and disposition related expenses, and changes in valuation allowances, also affected our income tax provision. In periods where pre-tax income is low or losses are incurred, these discrete items may result in an effective tax rate that is not meaningful or is not comparable to other periods.

For additional details related to the reconciliation between the U.K. statutory tax rate and the Company's effective tax rate for these years, refer to *Note 7: Income Taxes* of our Financial Statements included elsewhere in this Report.

Deferred taxes and valuation allowances

As of December 31, 2025, we maintained valuation allowances against certain foreign deferred tax assets, primarily related to interest carryforwards and net operating loss carryforwards in jurisdictions where we do not expect to generate sufficient taxable income to realize these benefits. Changes in valuation allowances are evaluated periodically based on updated forecasts of future taxable income and other relevant factors.

Cash taxes

Cash taxes paid during 2025 were $114.9 million as compared to $92.6 million of total income tax provision reported in our consolidated statements of operations. Cash taxes paid during the year exceeded our total income tax provision primarily due to the settlement of income taxes related to prior years in certain jurisdictions, and the prepayment of income taxes in other jurisdictions in the current year. These payments reflect the timing of tax settlements and advance payments and do not necessarily correspond to income tax expense recognized in the current period. As a result, cash taxes paid may differ from the income tax provision reported in our consolidated statements of operations in a given period.

Non-GAAP Financial Measures

This section provides additional information regarding certain non-GAAP financial measures, including organic revenue growth (or decline), adjusted operating income, adjusted operating margin, adjusted net income, adjusted earnings per share ("EPS"), free cash flow, adjusted corporate and other expenses, net debt, gross and net leverage ratio, and adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA"), which are used by our management, Board of Directors, and investors. We use these non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan, evaluation of our overall business performance, and as a factor in determining compensation for certain employees.

The use of our non-GAAP financial measures has limitations. They should be considered as supplemental in nature and are not intended to be considered in isolation from, or as an alternative to, reported net revenue growth (or decline), operating income, operating margin, net income, diluted EPS, net cash provided by operating activities, corporate and other expenses, or total debt and finance lease obligations, respectively, calculated in accordance with U.S. GAAP. In addition, our measures of organic revenue growth (or decline), adjusted operating income, adjusted operating margin, adjusted net income, adjusted EPS, free cash flow, adjusted corporate and other expenses, gross and net leverage ratio, and adjusted EBITDA may not be the same as, or comparable to, similar non-GAAP financial measures presented by other companies.

Organic revenue growth (or decline) and market outgrowth

Organic revenue growth (or decline) is defined as the reported percentage change in net revenue calculated in accordance with U.S. GAAP, excluding the period-over-period impact of foreign exchange rate differences as well as the net impact of material acquisitions and divestitures and product life-cycle management for the 12-month period following the respective transaction date(s).

We believe that organic revenue growth (or decline) provides investors with helpful information with respect to our operating performance, and we use organic revenue growth (or decline) to evaluate our ongoing operations as well as for internal planning and forecasting purposes. We believe that organic revenue growth (or decline) provides useful information in evaluating the results of our business because it excludes items that we believe are not indicative of ongoing performance or that we believe impact comparability with the prior period.

Market outgrowth is calculated as organic revenue growth less our weighted market growth. Our weighted market growth is calculated using our regional and platform sales mix, as applicable, in the corresponding prior period. Market outgrowth is used to describe the impact of an increasing quantity and value of our products used in customer systems and applications above market growth. We believe this provides a more meaningful comparison of our revenue growth relative to the markets we serve.

Adjusted operating income, adjusted operating margin, adjusted net income, and adjusted EPS

We define adjusted operating income as operating income (or loss), determined in accordance with U.S. GAAP, adjusted to exclude certain non-GAAP adjustments which are described under the heading *Non-GAAP adjustments* below. Adjusted operating margin is calculated by dividing adjusted operating income (or loss) by net revenue determined in accordance with U.S. GAAP. We define adjusted net income as follows: net income (or loss) determined in accordance with U.S. GAAP, excluding certain non-GAAP adjustments which are described under the heading *Non-GAAP adjustments* below. Adjusted EPS is calculated by dividing adjusted net income by the number of diluted weighted-average ordinary shares outstanding in the period as determined in accordance with U.S. GAAP.

Management uses adjusted operating income, adjusted operating margin, adjusted net income, and adjusted EPS (and the constant currency equivalent of each) as measures of operating performance, for planning purposes (including the preparation of our annual operating budget), to allocate resources to enhance the financial performance of our business, to evaluate the effectiveness of our business strategies, in communications with our Board of Directors and investors concerning our financial performance, and as factors in determining compensation for certain employees. We believe investors and securities analysts also use these non-GAAP financial measures in their evaluation of our performance and the performance of other similar companies. These non-GAAP financial measures are not measures of liquidity.

Free cash flow

Free cash flow is defined as net cash provided by operating activities less additions to property, plant and equipment and capitalized software. Free cash flow conversion is defined as Free cash flow divided by Adjusted net income. We believe free cash flow is useful to management and investors as a measure of cash generated by business operations that will be used to repay scheduled debt maturities and can be used to, among other things, fund acquisitions, repurchase ordinary shares, or accelerate the repayment of debt obligations.

Adjusted corporate and other expenses

Adjusted corporate and other expenses is defined as corporate and other expenses calculated in accordance with U.S. GAAP, excluding the portion of non-GAAP adjustments described below that relate to corporate and other expenses. We believe adjusted corporate and other expenses is useful to management and investors in understanding the impact of non-GAAP adjustments on operating expenses not allocated to our segments.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (or loss), determined in accordance with U.S. GAAP, excluding interest expense, interest income, and provision for (or benefit from) income taxes, depreciation expense, amortization of intangible assets, and the following non-GAAP adjustments, if applicable: (1) restructuring related and other, (2) financing and other transaction costs, and (3) other, net. Refer to *Non-GAAP Adjustments* below for additional discussion of these adjustments.

Gross leverage ratio

Gross leverage ratio represents gross debt (total debt and finance lease obligations) divided by last twelve months ("LTM") adjusted EBITDA. We believe that gross leverage ratio is a useful measure to management and investors in understanding trends in our overall financial condition.

Net leverage ratio

Net leverage ratio represents net debt (total debt and finance lease obligations less cash and cash equivalents) divided by LTM adjusted EBITDA. We believe that the net leverage ratio is a useful measure to management and investors in understanding trends in our overall financial condition.

Non-GAAP adjustments

Many of our non-GAAP adjustments relate to a series of strategic initiatives developed by our management aimed at better positioning us for future revenue growth and an improved cost structure. These initiatives have been modified from time to time to reflect changes in overall market conditions and the competitive environment facing our business. These initiatives include, among other items, acquisitions, divestitures, restructurings of certain business, supply chain or corporate activities, and various financing transactions. We describe these adjustments in more detail below, each of which is net of current tax impacts, as applicable.

- *Restructuring related and other*: includes net charges related to certain restructuring and other exit activities, other costs (or income) that we believe are either unique or unusual to the identified reporting period, and the impact of commodity forward contacts that we believe impact comparisons to prior period operating results. Such costs include charges related to optimization of our manufacturing processes to increase productivity. This type of activity occurs periodically; however, each action is unique, discrete, and driven by various facts and circumstances. Such amounts are excluded from internal financial statements and analyses that management uses in connection with financial planning and in its review and assessment of our operating and financial performance, including the performance of our segments.

- *Financing and other transaction costs*: includes costs incurred, such as legal, accounting, and other professional services, that are directly related to an acquisition, divestiture, or equity financing transaction, expenses related to compensation arrangements entered into concurrent with the closing of an acquisition, adjustments related to changes in the fair value of acquisition-related contingent consideration amounts, and historical adjustments to exclude step-up depreciation in our non-GAAP measures. Beginning with the three months ended December 31, 2024, we discontinued the use of adjustments to exclude step-up depreciation in our non-GAAP measures. Prior periods have not been recast.

- *Amortization of intangible assets*: includes amortization of intangible assets. Beginning with the three months ended December 31, 2024, we started adjusting operating income and net income to exclude the amortization of all our intangible assets. Prior periods have not been recast.

- *Other, net:* includes expenses (or income) recorded within Other, net on our consolidated statements of operations. Beginning with the three months ended March 31, 2025, we started adjusting net income to exclude the impacts of these losses (or gains). Prior periods have been recast. Refer to *Note 6: Other, Net* of the Financial Statements, included elsewhere in this Annual Report, for additional details of the components of Other, net.

- *Deferred taxes and other tax related*: includes adjustments for deferred taxes and other timing differences including, but not limited to, book-to-tax basis differences on the fair value of intangible assets and goodwill, the utilization of net operating losses, and adjustments to our valuation allowance in connection with certain transactions and tax law changes. Other tax related items include certain adjustments to unrecognized tax benefits and withholding tax on repatriation of foreign earnings.

- *Amortization of debt issuance costs:* represents interest expense related to the amortization of deferred financing costs as well as debt discounts, net of premiums.

- Where applicable, the current income tax effect of non-GAAP adjustments.

Our definition of adjusted net income excludes the deferred provision for (or benefit from) income taxes and other tax related items described above. As we treat deferred income taxes as an adjustment to compute adjusted net income, the deferred income tax effect associated with the reconciling items presented below would not change adjusted net income for any period presented.

Non-GAAP reconciliations

The following tables present reconciliations of certain financial measures calculated in accordance with U.S. GAAP to the related non-GAAP financial measures for the periods presented. Refer to the discussion under the heading *Non-GAAP adjustments* above for additional information related to these adjustments. Amounts and percentages in the tables below have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding.

($ in millions, except per share amounts)	Operating Income	Operating Margin	Income Taxes	Net Income	Diluted EPS
For the year ended December 31, 2025					
Reported (GAAP)	$ 237.5	6.4 %	$ 92.0	$ 31.3	$ 0.21
Non-GAAP adjustments:					
Restructuring related and other [a]	352.2	9.5	(5.3)	347.0	2.36
Financing and other transaction costs [b]	34.9	0.9	(0.1)	34.9	0.24
Amortization of intangible assets [c]	80.2	2.2	—	80.2	0.55
Amortization of debt issuance costs	—	—	—	4.7	0.03
Other, net	—	—	3.9	(12.0)	(0.08)
Deferred taxes and other tax related	—	—	17.2	17.2	0.12
Total adjustments	467.4	12.6	15.7	471.9	3.21
Adjusted (non-GAAP)	$ 704.9	19.0 %	$ 76.3	$ 503.2	$ 3.42

($ in millions, except per share amounts)	Operating Income	Operating Margin	Income Taxes	Net Income	Diluted EPS
For the year ended December 31, 2024					
Reported (GAAP)	$ 149.3	3.8 %	$ (140.3)	$ 128.5	$ 0.85
Non-GAAP adjustments:					
Restructuring related and other [a]	324.0	8.2	(5.5)	318.5	2.11
Financing and other transaction costs [b]	133.8	3.4	(1.7)	132.1	0.88
Amortization of intangible assets [c]	141.4	3.6	—	141.4	0.94
Amortization of debt issuance costs	—	—	—	5.7	0.04
Other, net	—	—	0.3	21.8	0.14
Deferred taxes and other tax related	—	—	(228.7)	(228.7)	(1.52)
Total adjustments	599.2	15.2	(235.6)	390.8	2.59
Adjusted (non-GAAP)	$ 748.5	19.0 %	$ 95.3	$ 519.3	$ 3.44

($ in millions, except per share amounts)	Operating Income	Operating Margin	Income Taxes	Net (Loss)/ Income	Diluted EPS
For the year ended December 31, 2023					
Reported (GAAP)	$ 181.7	4.5 %	$ 21.8	$ (3.9)	$ (0.03)
Non-GAAP adjustments:					
Restructuring related and other [a]	407.4	10.0	(2.8)	404.6	2.66
Financing and other transaction costs [b]	17.2	0.4	2.7	19.9	0.13
Amortization of intangible assets [c]	167.7	4.1	—	167.7	1.10
Amortization of debt issuance costs	—	—	—	6.8	0.04
Other, net	—	—	(1.6)	11.4	0.07
Deferred taxes and other tax related	—	—	(50.4)	(50.4)	(0.33)
Total adjustments	592.3	14.6	(52.1)	560.0	3.68
Adjusted (non-GAAP)	$ 774.0	19.1 %	$ 73.8	$ 556.0	$ 3.66

(a) The following table presents the components of our restructuring related and other non-GAAP adjustment to net income for fiscal years 2025, 2024, and 2023 (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

	For the year ended December 31,		
(In millions)	2025	2024	2023
Business and corporate repositioning [i]	$ 72.0	$ 173.9	$ 73.6
Other [ii]	280.2	150.1	333.8
Income tax effect	(5.3)	(5.5)	(2.8)
Total non-GAAP restructuring related and other	$ 347.0	$ 318.5	$ 404.6

i. Primarily includes charges related to repositioning our business and corporate functions to more effectively respond to the challenges that face the business.

    1. Fiscal 2025 included charges related to repositioning our business and corporate functions to more effectively respond to the challenges that face the business, including severance, contract termination costs, charges related to asset write-downs, and other various restructuring-related charges.

    2. Fiscal year 2024 included (1) certain actions related to restructuring of our IT operations and product lifecycle management including product line discontinuations within the Industrials segment, resulting in total costs of $46.7 million, including severance, contract termination costs, and charges related to asset write-downs, (2) approximately $105.8 million, of other various restructuring-related charges, including those related to our 2H 2024 Plan, (3) approximately $12.6 million of costs associated with exiting Spear, primarily recorded in restructuring and other charges, net, and (4) a $6.2 million pension settlement charge, recorded in restructuring and other charges, net.

    3. Fiscal year 2023 primarily included (1) $28.8 million of charges related to the exit the Spear Marine Business, $14.5 million of which was recorded in restructuring and other charges, net, with the remainder primarily in cost of revenue, (2) $23.5 million of charges incurred as part of the Q3 2023 Plan, recorded in restructuring and other charges, net, and (3) $18.8 million of charges arising as a result of actions taken in the Q3 2023 Plan, of which approximately $2.1 million was recorded in restructuring and other charges, net, with the remainder primarily in cost of revenue.

ii. Fiscal year 2025 primarily relates to $225.7 million and other charges primarily as a result of changes in clean energy policy, emissions regulations and excess capacity related to electrification. Fiscal year 2024 relates to $150.1 million in non-cash goodwill impairment charges related to the Dynapower reporting unit. Fiscal year 2023 primarily relates to a $321.7 million non-cash goodwill impairment charge related to the Insights reporting unit. Also includes costs related to optimization of our manufacturing processes to increase productivity and rationalize our manufacturing footprint and supply chain workforce rationalization in response to changing customer demand and recent U.S. Government policy changes and charges incurred related to legal matters associated with acquired businesses, for which new information is brought to light after the measurement period for the business combination is closed, but for which the liability relates to events or activities that occurred prior to our acquisition of the business.

(b) The following table presents the components of our financing and other transaction costs non-GAAP adjustment to net income for fiscal years 2025, 2024, and 2023 (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

	For the year ended December 31,		
(In millions)	2025	2024	2023
Transaction loss/(gain), net [i]	$ 33.9	$ 121.9	$ (1.2)
Merger and acquisition compensation arrangements [ii]	—	11.1	17.4
Other	1.0	0.8	1.0
Income tax effect	(0.1)	(1.7)	2.7
Total financing and other transaction costs	$ 34.9	$ 132.1	$ 19.9

i. Primarily includes losses or gains related to the divestiture of a business, costs incurred, including for legal, accounting, and other professional services, that are directly related to an acquisition, divestiture, or other transaction. Refer to *Note 21: Divestitures* for further information on the below transactions.

    1. Fiscal year 2025 includes costs and losses associated with the disposition of the MSP Business.

2. Fiscal year 2024 primarily relates to a loss on the sale of the Insights Business.

ii. Primarily relates to earnout compensation arrangements entered into concurrent with the closing of an acquisition and compensation in connection with the closing of a transaction.

(c) In the three months ended December 31, 2024, we discontinued the use of adjustments to exclude step-up depreciation and amortization in our non-GAAP measures and we adjusted operating income and net income to exclude the amortization of all our intangible assets. These changes were applied prospectively and prior periods were not recast. If we had recast these non-GAAP measures for the years ended December 31, 2024, and 2023, adjusted operating income and adjusted net income would have increased by an additional $3.6 million and $5.3 million, respectively.

The following table presents a reconciliation of net cash provided by operating activities calculated in accordance with U.S. GAAP to free cash flow.

(In millions)	For the year ended December 31,		
	2025	2024	2023
Net cash provided by operating activities	$ 621.5	$ 551.5	$ 456.7
Additions to property, plant and equipment and capitalized software	(131.2)	(158.6)	(184.6)
Free cash flow	$ 490.2	$ 393.0	$ 272.1

The following table presents a reconciliation of corporate and other expenses calculated in accordance with U.S. GAAP to adjusted corporate and other expenses.

(In millions)	For the year ended December 31,		
	2025	2024	2023
Corporate and other expenses (GAAP)	$ (344.1)	$ (360.1)	$ (245.0)
Non-GAAP adjustments			
Restructuring related and other	107.6	136.9	40.7
Financing and other transaction costs	3.1	21.6	7.7
Total adjustments	110.7	158.5	48.4
Adjusted corporate and other expenses (non-GAAP)	$ (233.4)	$ (201.6)	$ (196.6)

The following table presents a reconciliation of net income/(loss) calculated in accordance with U.S. GAAP to adjusted EBITDA.

(In millions)	For the year ended December 31,		
	2025	2024	2023
Net income/(loss)	$ 31.3	$ 128.5	$ (3.9)
Interest expense, net	130.0	139.6	150.9
Provision for/(benefit from) income taxes	92.0	(140.3)	21.8
Depreciation expense	176.2	167.1	133.1
Amortization of intangible assets	80.2	145.7	173.9
EBITDA	509.8	440.7	475.7
Non-GAAP adjustments			
Restructuring related and other	307.0	287.6	407.4
Financing and other transaction costs	34.9	133.1	16.3
Other, net	(15.8)	21.5	13.0
Adjusted EBITDA	$ 835.9	$ 882.8	$ 912.3

The following table presents a reconciliation of total debt and finance lease obligations calculated in accordance with U.S. GAAP to net and gross leverage ratio.

($ in millions)	As of and for the year ended December 31,					
	2025		2024		2023	
Current portion of long-term debt and finance lease obligations	$	2.3	$	2.4	$	2.3
Finance lease obligations, less current portion		18.9		21.0		22.9
Long-term debt, net		2,828.6		3,176.1		3,374.0
Total debt and finance lease obligations		2,849.7		3,199.5		3,399.2
Less: debt premium/(discount), net		0.5		1.0		(1.6)
Less: deferred financing costs		(17.9)		(24.9)		(24.4)
Total gross indebtedness	$	2,867.2	$	3,223.4	$	3,425.2
Adjusted EBITDA (LTM)	$	835.9	$	882.8	$	912.3
Gross leverage ratio		3.4		3.7		3.8
Total gross indebtedness	$	2,867.2	$	3,223.4	$	3,425.2
Less: cash and cash equivalents		573.0		593.7		508.1
Net debt	$	2,294.2	$	2,629.7	$	2,917.1
Adjusted EBITDA (LTM)	$	835.9	$	882.8	$	912.3
Net leverage ratio		2.7		3.0		3.2

Liquidity and Capital Resources

As of December 31, 2025 and 2024, we held cash and cash equivalents in the following regions (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

(In millions)	As of December 31,			
	2025		2024	
United Kingdom	$	3.6	$	4.4
United States		8.0		6.9
The Netherlands		421.8		256.3
China		80.7		272.2
Other		58.9		53.9
Total cash and cash equivalents	$	573.0	$	593.7

The amount of cash and cash equivalents held in these geographic regions fluctuates throughout the year due to a variety of factors, such as our use of intercompany loans and dividends and the timing of cash receipts and disbursements in the normal course of business. Our earnings are not considered to be permanently reinvested in certain jurisdictions in which they were earned. We recognize a deferred tax liability on these unremitted earnings to the extent the remittance of such earnings cannot be recovered in a tax-free manner.

In certain jurisdictions, our cash balances are subject to withholding taxes immediately upon withdrawal of funds to a different jurisdiction. In addition, in order to take advantage of incentive programs offered by various jurisdictions, including tax incentives, we are required to maintain minimum cash balances in these jurisdictions. The transfer of cash from these jurisdictions could result in loss of incentives or higher cash tax expense, but those impacts are not expected to be material.

Our cash and cash equivalent balances as of December 31, 2025 and 2024 were held in the following significant currencies:

					As of December 31, 2025				
(In millions)		USD		EUR		GBP		CNY	Other
United Kingdom	$	—	€	0.0	£	2.6	¥	—	
United States		8.0		0.0		0.0		—	
The Netherlands		411.4		8.2		0.6		—	
China		20.1		—		—		423.3	
Other		43.8		1.9		—		—	
Total	$	483.3	€	10.1	£	3.2	¥	423.3	
USD Equivalent			$	11.9	$	4.3	$	60.5	$ 13.0

					As of December 31, 2024				
(In millions)		USD		EUR		GBP		CNY	Other
United Kingdom	$	0.1	€	0.0	£	3.1	¥	—	
United States		6.9		0.0		0.0		—	
The Netherlands		247.8		7.4		0.5		—	
China		73.1		—		—		1,453.6	
Other		41.3		2.3		—		—	
Total	$	369.2	€	9.7	£	3.6	¥	1,453.6	
USD Equivalent			$	10.1	$	4.5	$	199.2	$ 10.7

Cash Flows

The table below summarizes our primary sources and uses of cash for the years ended December 31, 2025, 2024, and 2023. We have derived this summarized statement of cash flows from our Financial Statements included elsewhere in this Report. Amounts in the table below have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding.

		For the year ended December 31,				
(In millions)		2025		2024		2023
Net cash provided by/(used in):						
Operating activities:						
Net income/(loss) adjusted for non-cash items	$	596.0	$	611.2	$	639.6
Changes in operating assets and liabilities, net		25.5		(54.5)		(160.3)
Cash operating activities		—		(5.2)		(22.6)
Operating activities		621.5		551.5		456.7
Investing activities		(95.8)		(19.2)		(165.0)
Financing activities		(550.6)		(442.8)		(1,016.6)
Effects of exchange rate differences		4.4		(4.0)		7.5
Net change in cash and cash equivalents	$	(20.6)	$	85.6	$	(717.4)

Operating Activities

Refer to *Results of Operations* included elsewhere in this MD&A for discussion of the drivers of changes in net income/(loss) in fiscal years 2025 and 2024.

Net cash provided by operating activities for the year ended December 31, 2025 increased from the prior year primarily due to favorable changes in working capital, partially offset by lower cash provided by earnings.

Investing Activities

Investing activities primarily include cash exchanged for the acquisition or divestiture of a business or group of assets, cash paid for additions to PP&E and capitalized software, and the acquisition or sale of certain debt and equity securities.

Net cash used in investing activities for the year ended December 31, 2025 increased compared to the corresponding period of the prior year, primarily due to lower proceeds received from the sale of the MSP Business in 2025 compared to the proceeds received from sale of the Insights Business in 2024 , and lower capital expenditures. In the year ended December 31, 2025, we received cash proceeds of $33.7 million from the sale of a business, compared to $135.7 million and $19.0 million in the years ended December 31, 2024 and 2023.

In fiscal year 2026, we anticipate additions to PP&E and capitalized software of up to approximately $150.0 million, which we expect to be funded with cash flows from operations.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2025 increased primarily due to the increase in the amount of cash paid to repurchase ordinary shares in the current period, the settlement of our cash tender offer in the fourth quarter of 2025, and the issuance of the $500.0 million 6.625% Senior Notes in the second quarter of 2024. These increases were partially offset by the early redemption of our $700.0 million 5.0% Senior Notes in the third quarter of 2024, and the payment of $79.4 million to repurchase the remaining equity interest in a joint venture in the prior year. Refer to *Note 14: Debt* and *Note 16: Shareholders' Equity* of our Financial Statements included elsewhere in this Report for additional information.

Indebtedness and Liquidity

The following table details our gross outstanding indebtedness as of December 31, 2025 and the associated interest expense for the year then ended (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

(In millions)	Balance as of December 31, 2025	Interest Expense for the year ended December 31, 2025
4.0% Senior Notes [1]	646.0	38.1
4.375% Senior Notes	450.0	19.7
5.875% Senior Notes	500.0	29.4
3.75% Senior Notes	750.0	28.1
6.625% Senior Notes	500.0	33.1
Finance lease obligations	21.2	1.9
Total gross outstanding indebtedness	$ 2,867.2	
Amortization of debt issuance costs		4.7
Capitalized interest costs [2]		(7.0)
Other interest expense [3]		1.1
Interest expense		$ 149.1

---

[1] In November 2025, we completed the settlement of $350.0 million of the 4.0% Senior Notes due 2029 (the "4.0% Senior Notes"), with an aggregate principal amount of $354.0 million, that was validly tendered in connection with a cash tender offer that commenced in October 2025.

[2] Relates to interest costs capitalized as PP&E in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 835-20, *Capitalization of Interest.*

[3] Primarily relates to fees on the unused balance on our Revolving Credit Facility.

Debt Instruments

As of December 31, 2025, our debt instruments included $646.0 million of 4.0% Senior Notes, $450.0 million aggregate principal amount of 4.375% senior notes due 2030 (the "4.375% Senior Notes"), $500.0 million aggregate principal amount of 5.875% senior notes due 2030 (the "5.875% Senior Notes"), $750.0 million aggregate principal amount of 3.75% senior notes due 2031 (the "3.75% Senior Notes"), and $500.0 million aggregate principal amount of 6.625% senior notes due 2032 (the "6.625% Senior Notes"). There are no outstanding borrowings on the Revolving Credit Facility as of December 31, 2025.

In September 2025, certain of our indirect, wholly-owned subsidiaries, including Sensata Technologies, Inc., Sensata Technologies Intermediate Holding B.V., and Sensata Technologies B.V. ("STBV"), entered into an amendment (the "Fourteenth Amendment") to the credit agreement, dated as of May 12, 2011 (as amended, supplemented, waived, or otherwise modified, the "Credit Agreement").

Among other changes to the Credit Agreement, the Fourteenth Amendment, (i) reduced the total amount of the Revolving Credit Facility commitments of the lenders from $750.0 million to $650.0 million, (ii) extended the maturity date of the

Revolving Credit Facility to September 24, 2030, and (iii) modified certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement to provide us increased flexibility and permissions thereunder.

Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to our debt instruments.

The aggregate principal amount of each tranche of our Senior Notes is due in full at its maturity date. Loans made pursuant to the Revolving Credit Facility must be repaid in full at its maturity date and can be repaid prior to then at par. All letters of credit issued thereunder will terminate at the final maturity of the Revolving Credit Facility unless cash collateralized prior to such time.

The following table presents the remaining mandatory principal repayments of long-term debt, in millions, excluding finance lease payments and discretionary repurchases of debt, in each of the years ended December 31, 2026 through 2030 and thereafter.

For the year ended December 31,	Aggregate Maturities
2026	$ —
2027	—
2028	—
2029	646.0
2030	950.0
Thereafter	1,250.0
Total long-term debt principal payments	$ 2,846.0

Capital Resources

Senior Secured Credit Facilities

In September 2025, we entered into the Fourteenth Amendment which (i) reduced the total amount of the Revolving Credit Facility commitments of the lenders from $750.0 million to $650.0 million, (ii) extended the maturity date of the Revolving Credit Facility to September 24, 2030, and (iii) modified certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement to provide us increased flexibility and permissions thereunder. Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to the Fourteenth Amendment.

Sources of Liquidity

Our sources of liquidity include cash on hand, cash flows from operations, and available capacity under the Revolving Credit Facility. As of December 31, 2025, there was $645.8 million available under the Revolving Credit Facility, net of $4.2 million of obligations in respect of outstanding letters of credit issued thereunder. Outstanding letters of credit are issued primarily for the benefit of certain operating activities. As of December 31, 2025, no amounts had been drawn against these outstanding letters of credit. This Revolving Credit Facility includes an accordion feature under which maximum borrowings may be increased under certain circumstances.

We believe, based on our current level of operations for the year ended December 31, 2025, and taking into consideration the restrictions and covenants included in the Credit Agreement, Revolving Credit Facility, and Senior Notes Indentures discussed below and in *Note 14: Debt* of our Financial Statements included elsewhere in this Report, that the sources of liquidity described above will be sufficient to fund our operations, capital expenditures, dividend payments, ordinary share repurchases, and debt service for the short and long term. However, we cannot make assurances that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Further, the amount of our debt may limit our ability to procure additional financing in the future.

Our ability to raise additional financing, and our borrowing costs, may be impacted by short- and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on our performance as measured by certain credit metrics such as interest coverage and leverage ratios. As of January 28, 2026, Moody's Investors Service's corporate credit rating for STBV was Ba2 with a stable outlook, and S&P's corporate credit rating for STBV was BB+ with a stable outlook. Any future downgrades to STBV's credit ratings may increase our future borrowing costs but will not reduce availability under the Credit Agreement.

Restrictions and Covenants

The Credit Agreement provides that if our senior secured net leverage ratio exceeds a specified level, we are required to use a portion of our excess cash flow, as defined in the Credit Agreement, generated by operating, investing, or financing activities to prepay some or all of the outstanding borrowings under the Senior Secured Credit Facilities. The Credit Agreement also requires mandatory prepayments of the outstanding borrowings under the Senior Secured Credit Facilities upon certain asset dispositions and casualty events, in each case subject to certain reinvestment rights, and upon the incurrence of certain indebtedness (excluding any permitted indebtedness). These provisions were not triggered during the year ended December 31, 2025.

The Credit Agreement and the Senior Notes Indentures contain restrictions and covenants (described in more detail in *Note 14: Debt* of our Financial Statements included elsewhere in this Report) that limit the ability of STBV and certain of its subsidiaries to, among other things, incur subsequent indebtedness, sell assets, pay dividends, and make other restricted payments. These restrictions and covenants, which are subject to important exceptions and qualifications set forth in the Credit Agreement and Senior Notes Indentures, were taken into consideration when we established our share repurchase programs and will be evaluated periodically with respect to future potential funding of those programs. We do not believe that these restrictions and covenants will prevent us from funding share repurchases under our share repurchase programs or maintaining our dividend with available cash and cash flows from operations. As of December 31, 2025, we believe that we were in compliance with all the covenants and default provisions under the Credit Agreement and the Senior Notes Indentures.

Share Repurchase Program

From time to time, our Board of Directors has authorized various share repurchase programs, which may be modified or terminated by our Board of Directors at any time. Under these programs, we may repurchase ordinary shares at such times and in amounts to be determined by our management, based on market conditions, legal requirements, and other corporate considerations, on the open market or in privately negotiated transactions, provided that such transactions were completed pursuant to an agreement and with a third party approved by our shareholders at the annual general meeting.

In September 2023, our Board of Directors authorized the September 2023 Program, which replaced the previous program, effective October 1, 2023.

During the year ended December 31, 2023, we purchased approximately 2.3 million ordinary shares at a weighted average price per share of $38.31. These purchases were made under the January 2022 Program and the September 2023 Program. During the year ended December 31, 2024, we repurchased approximately 1.9 million ordinary shares at a weighted average price per share of $36.19. These purchases were made under the September 2023 Program. During the year ended December 31, 2025, we repurchased approximately 4.2 million ordinary shares at a weighted average price per share of $28.47. These purchases were made under the September 2023 Program. As of December 31, 2025, approximately $282.4 million remained available under the September 2023 Program.

Dividends

In the second quarter of 2023, we increased the quarterly dividend paid to our shareholders to $0.12 per share. In the years ended December 31, 2025, 2024, and 2023 we paid aggregate cash dividends of $70.4 million, $72.2 million, and $71.5 million respectively. In January 2026, we announced that our Board of Directors declared a quarterly dividend of $0.12 per share, payable in February 2026 to shareholders of record as of February 11, 2026.

Critical Accounting Estimates

As discussed in *Note 2: Significant Accounting Policies* of our Financial Statements included elsewhere in this Report, which more fully describes our significant accounting policies, the preparation of consolidated financial statements in accordance with U.S. GAAP requires us to exercise judgment in the process of applying our accounting policies. It also requires that we make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting policies and estimates that we believe are most critical to the portrayal of our financial condition and results of operations are listed below. We believe these policies require the most difficult, subjective, and complex judgments in estimating the effect of inherent uncertainties.

Revenue Recognition

The discussion below details the most significant judgments and estimates we make regarding recognition of revenue in accordance with FASB ASC Topic 606, *Revenue from Contracts with Customers*. In accordance with FASB ASC Topic 606, we recognize revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods, using a five-step model. The most critical judgments and estimates we make in the implementation of this model relate to identifying the contract with the customer and determination of the transaction price associated with the performance obligation(s) in the contract, specifically related to variable consideration.

While many of the agreements with our customers specify certain terms and conditions that apply to any transaction between the parties, many of which are in effect for a defined term, the majority of these agreements do not result in contracts (as defined in FASB ASC Topic 606) because they do not create enforceable rights and obligations on the parties. Specifically, (1) the parties are not committed to perform any obligations in accordance with the specified terms and conditions until a customer purchase order is received and accepted by us and (2) there is a unilateral right of each party to terminate the agreement at any time without compensating the other party. For this reason, the majority of our contracts (as defined in FASB ASC Topic 606) are customer purchase orders. If this assessment were to change, it could result in a material change to the amount of net revenue recognized in a period.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. In determining the transaction price related to a contract, we determine whether the amount promised in a contract includes a variable amount (variable consideration). Variable consideration may be specified in the customer purchase order, in another agreement that identifies terms and conditions of the transaction, or based on our customary practices. We have identified certain types of variable consideration that may be included in the transaction price related to our contracts, including sales returns (which generally include a right of return for defective or non-conforming product) and trade discounts (including retrospective volume discounts and early payment incentives). Such variable consideration has not historically been material. However, should our judgments and estimates regarding variable consideration change, it could result in a material change to the amount of net revenue recognized in a period.

Goodwill

Businesses acquired are recognized at their fair value on the date of acquisition, with the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed recognized as goodwill. Intangible assets acquired may include either definite-lived or indefinite-lived intangible assets, or both. In accordance with FASB ASC Topic 350, *Intangibles—Goodwill and Other*, goodwill is not amortized. Instead, these assets are evaluated for impairment on an annual basis, and whenever events or business conditions change that could indicate that the asset is impaired.

Our judgments regarding the existence of indicators of goodwill impairment are based on several factors, including the performance of the end markets served by our customers, as well as the actual financial performance of our reporting units and their respective financial forecasts over the long-term. We evaluate goodwill for impairment in the fourth quarter of each fiscal year, unless events occur which trigger the need for an earlier impairment review.

Identification of reporting units. We have six reporting units: Automotive, Commercial Equipment, Industrial Solutions, Aerospace, Aftermarket and Dynapower. These reporting units have been identified based on the definitions and guidance provided in FASB ASC Topic 350. Identification of reporting units includes an analysis of the components that comprise each of our operating segments, which considers, among other things, the manner in which we operate our business and the availability of discrete financial information. Components of an operating segment are aggregated to form one reporting unit if the components have similar economic characteristics. We periodically review these reporting units to ensure that they continue to reflect the manner in which the business is operated.

Assignment of assets, liabilities, and goodwill to reporting units. Some assets and liabilities relate to the operations of multiple reporting units. We allocate these assets and liabilities to the reporting units based on methods that we believe are reasonable and supportable. We apply that allocation method on a consistent basis from year to year. Other assets and liabilities, such as debt, cash and cash equivalents, and PP&E associated with our corporate offices, are viewed as being corporate in nature. Accordingly, we do not assign these assets and liabilities to our reporting units.

In the event we reorganize our business, we reassign the assets (including goodwill) and liabilities among the affected reporting units using a reasonable and supportable methodology. As businesses are acquired, we assign assets acquired (including goodwill) and liabilities assumed to a new or existing reporting unit as of the date of the acquisition. In the event a disposal group meets the definition of a business, goodwill is allocated to the disposal group based on the relative fair value of the disposal group to the retained portion of the related reporting unit.

Evaluation of goodwill for impairment. We have the option to first assess qualitative factors to determine whether a quantitative goodwill impairment analysis must be performed. The objective of a qualitative analysis is to assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. We make this assessment based on macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant factors as applicable. If we elect not to use this option, or if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a discounted cash flow analysis to determine whether the carrying value of the reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB ASC Topic 350.

We evaluate the goodwill of each reporting unit for impairment as of October 1, or more often if impairment indicators are identified. The annual goodwill impairment test was performed using a qualitative analysis as of October 1, 2025, and was performed using the quantitative method as of October 1, 2024.

A qualitative analysis is performed by evaluating events and circumstances that most affect the fair value of each reporting unit, including macroeconomic conditions, market conditions, industry trends, cost factors, financial performance, and other relevant qualitative factors. Based on an evaluation of the factors that most affect the fair value of each reporting unit, we determine whether it is more likely than not that a reporting unit's fair value exceeds its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform a goodwill impairment test using the quantitative method. If we conclude that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, it is not necessary to perform the quantitative goodwill impairment test and no further testing is required. The results of the qualitative analyses performed as of October 1, 2025, did not indicate a need to perform quantitative analysis, as we determined that it is more likely than not that the fair value of each of our reporting units exceeded their respective carrying values. No events or circumstances occurred between October 1, 2025 and December 31, 2025 that would more likely than not reduce the fair values of the reporting units below their carrying amounts

In performing our evaluation under the quantitative method, we estimated the fair values of our reporting units using the discounted cash flow method, and, when applicable, a market multiples approach (the "Market Approach") using comparable companies appropriate to the reporting unit. For the discounted cash flow method, we prepared detailed annual projections of future net cash flows for the reporting unit for the subsequent ten fiscal years (the "Discrete Projection Period"). We estimated the value of the net cash flows beyond the tenth fiscal year (the "Terminal Year") by using either the Gordon Growth Model or the H-Model. The net cash flows from the Discrete Projection Period and the Terminal Year were discounted at an estimated weighted-average cost of capital ("WACC") appropriate for each reporting unit. The estimated WACC was derived, in part, from comparable companies appropriate to each reporting unit. As these assumptions were largely unobservable, the estimated fair values fall within Level 3 of the fair value hierarchy. A change in our cash flow forecast or the discount rate used would result in an increase or decrease in our calculated fair value. We believe that our procedures for estimating discounted future net cash flows, including the Terminal Year valuation, were reasonable and consistent with accepted valuation practices.

In the third quarter of 2025, impairment indicators were identified that suggested the carrying value of the Dynapower reporting unit could exceed the fair value. The primary indicators of impairment were a lower outlook within certain markets that the reporting unit operates in following recent tax legislation being enacted, and the strategic shift to focus on other markets. This revised outlook led to downward revisions of forecasted future cash flows. We evaluated the goodwill of the Dynapower reporting unit for impairment using a combination of a market-based valuation method and an income approach that discounts forecasted cash flows. We determined that our Dynapower reporting unit was impaired, and in the third quarter of 2025, we recorded a $225.7 million non-cash impairment charge. If Dynapower does not achieve the forecasted future cash flows, or if the discount rate or other assumptions were to change, it is reasonably possible that additional impairments of the remaining $4.1 million of goodwill may be recognized in the future.

In the third quarter of 2024, impairment indicators were identified that suggested the carrying value of the Dynapower reporting unit could exceed the fair value. The primary indicators of impairment were revised projections of future cash flows and actual performance that was lower than previous projections for the reporting unit. We evaluated the goodwill of the Dynapower reporting unit for impairment using a combination of a market-based valuation method and an income approach that discounts forecasted cash flows. We determined that our Dynapower reporting unit was impaired, and in the third quarter of 2024, we recorded a $150.1 million non-cash impairment charge.

Based on our 2023 evaluation, we determined that goodwill in our Insights reporting unit was impaired, driven primarily by a lower long-range financial forecast resulting from the impact of restructuring actions taken in the third and fourth quarters of 2023 and consequent business decisions regarding our level of investment in Insights in future years considering Sensata's focus on electrification. Other valuation assumptions for the Insights reporting unit valuation that were impacted by macroeconomic factors also contributed to the impairment. Accordingly, we recorded a $321.7 million non-cash impairment charge in the fourth quarter of 2023, representing the entire goodwill balance allocated to Insights.

The preparation of forecasts of revenue growth and profitability for use in the long-range forecasts, the selection of the discount rates, and the estimation of the multiples used in the Market Approach involve significant judgments. Changes to these assumptions could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period.

Types of events that could result in a goodwill impairment. As noted above, the assumptions used in the quantitative calculation of fair value of our reporting units, including the long-range forecasts, the selection of the discount rates, and the estimation of the multiples or long-term growth rates used in valuing the Terminal Year involve significant judgments. Changes to these assumptions could affect the estimated fair values of our reporting units calculated in prior years and could result in a goodwill impairment charge in a future period. We believe that certain factors, such as a future recession, any material adverse conditions in the automotive industry and other industries in which we operate, and other factors identified in *Item 1A: Risk Factors* included elsewhere in this Report could cause us to revise our long-term projections. Such revisions could result in a goodwill impairment charge in the future.

We consider a combination of quantitative and qualitative factors to determine whether a reporting unit is at risk of failing the goodwill impairment test, including: the timing of our most recent quantitative impairment tests and the relative amount by which a reporting unit's fair value exceeded its then carrying value, the inputs and assumptions underlying our valuation models and the sensitivity of our fair value measurements to those inputs and assumptions, the impact that adverse economic or market conditions may have on the degree of uncertainty inherent in our long-term operating forecasts, and changes in the carrying value of a reporting unit's net assets from the time of our most recent goodwill impairment test. We also consider the impact of recent acquisitions in our expectations of the reporting units, such as the Dynapower reporting unit, and how these acquisitions perform against their original expected performance, as these might put pressure on the reporting units' fair value over carrying value in the short term. Based on the results of this analysis, we do not consider any of our reporting units outside of Dynapower, which has $4.1 million of goodwill remaining after its 2025 impairment, to be at risk of failing future goodwill impairment tests.

Income Taxes

As part of the process of preparing our financial statements, we are required to estimate our provision for (or benefit from) income taxes in each of the jurisdictions in which we operate. This involves estimating our current tax expense, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Management judgment is required in determining various elements of our provision for (or benefit from) income taxes, including the amount of tax benefits on uncertain tax positions, and deferred tax assets that should be recognized.

In accordance with FASB ASC Topic 740, *Income Taxes*, we record uncertain tax positions on the basis of a two-step process. First, we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position. Second, for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the relevant tax authority. Significant judgment is required in evaluating whether our tax positions meet this two-step process. The more-likely-than-not recognition threshold must be met in each reporting period to support continued recognition of any tax benefits claimed, both in the current year, as well as any year which remains open for review by the relevant tax authority at the balance sheet date. Penalties and interest related to uncertain tax positions may be classified as either income taxes or another expense line item in the consolidated statements of operations. We classify interest and penalties related to uncertain tax positions within the provision for (or benefit from) income taxes line of the consolidated statements of operations.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In measuring our deferred tax assets, we consider all available evidence, both positive and negative, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations in various jurisdictions, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. Significant judgment is required in considering the relative impact of these items along with the weight that should be given to each category, commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary, and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, we utilize the "more likely than not" criteria established in FASB ASC Topic 740 to determine whether the future tax benefit from the deferred tax assets should be recognized.

Ultimately, the ability to realize our deferred tax assets is based on our assessment of future taxable income, which is based on estimated future results. In the event that actual results differ from these estimates, or we adjust our estimates in the future, we may need to adjust our valuation allowance assessment, which could materially impact our consolidated financial position and results of operations.

Recently issued accounting standards

Refer to *Note 2: Significant Accounting Policies* of our Financial Statements included elsewhere in this Report for additional information about recently issued accounting standards, including those adopted by the Company.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in foreign currency exchange rates because we transact our business in a variety of foreign currencies. We are also exposed to changes in the prices of certain commodities (primarily metals) that we use in production. Changes in foreign currency exchange rates and commodity prices may have an impact on future cash flows and earnings. We monitor our exposure to these risks and may or may not employ derivative financial instruments ("derivative instruments") to limit the volatility to earnings and cash flows generated by these exposures. Any derivative instrument we employ may or may not be designated for hedge accounting treatment under FASB ASC Topic 815, *Derivatives and Hedging*, which may result in volatility to earnings depending upon fluctuations in the underlying markets.

By using derivative instruments, we are subject to credit and market risk. The fair market values of these derivative instruments are based upon valuation models whose inputs are derived using market observable inputs, including foreign currency exchange and commodity spot and forward rates, and reflect the asset and liability positions as of the end of each reporting period. When the fair value of a derivative contract is positive, the counterparty is liable to us, thus creating a receivable risk for us. We are exposed to counterparty credit (or repayment) risk in the event of non-performance by counterparties to our derivative agreements. We attempt to minimize this risk by entering into transactions with major financial institutions of investment grade credit rating.

Interest Rate Risk

As discussed further in *Note 14: Debt* of our Financial Statements included elsewhere in this Report, the Credit Agreement provides for the Senior Secured Credit Facilities including the Revolving Credit Facility, and incremental availability (the "Accordion") under which additional secured credit facilities could be issued under certain circumstances. Borrowings under the Revolving Credit Facility continue to be subject to interest based on a variable rate, but we had no outstanding balance on the Revolving Credit Facility at December 31, 2025 and 2024.

Foreign Currency Risk

Consistent with our risk management objectives and strategy to reduce exposure to variability in cash flows, and for non-trading purposes, we may enter into foreign currency exchange rate derivatives that qualify as cash flow hedges, and that are intended to offset the effect of exchange rate fluctuations on forecasted sales and certain forecasted costs. We may also enter into foreign currency forward contracts that are not designated for hedge accounting purposes. Refer to *Note 19: Derivative Instruments and Hedging Activities* of our Financial Statements included elsewhere in this Report for additional information related to the foreign currency forward contracts outstanding as of December 31, 2025.

Sensitivity Analysis

The tables below present our foreign currency forward contracts as of December 31, 2025 and 2024 and the estimated impact to future pre-tax earnings as a result of a 10% strengthening/weakening in the foreign currency exchange rate:

(In millions)	Net Asset/(Liability) Balance as of December 31, 2025	(Decrease)/Increase to Future Pre-Tax Earnings Due to:	
		10% Strengthening of the Value of the Foreign Currency Relative to the U.S. Dollar	10% Weakening of the Value of the Foreign Currency Relative to the U.S. Dollar
Euro	$ (15.1)	$ (47.2)	$ 47.2
Mexican Peso	$ 15.5	$ 20.5	$ (20.5)
British Pound Sterling	$ 2.3	$ 9.1	$ (9.1)

(In millions)	Net (Liability)/Asset Balance as of December 31, 2024	(Decrease)/Increase to Future Pre-Tax Earnings Due to:	
		10% Strengthening of the Value of the Foreign Currency Relative to the U.S. Dollar	10% Weakening of the Value of the Foreign Currency Relative to the U.S. Dollar
Euro	$ 18.7	$ (48.7)	$ 48.7
Chinese Renminbi	$ (6.2)	$ 5.9	$ (5.9)
Mexican Peso	$ (20.4)	$ 19.8	$ (19.8)
British Pound Sterling	$ (0.7)	$ 6.2	$ (6.2)

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

1.   Financial Statements

The following audited consolidated financial statements of Sensata Technologies Holding plc are included in this Annual Report on Form 10-K:

2.   Financial Statement Schedule

The following schedule is included elsewhere in this Annual Report on Form 10-K:

Schedules other than those listed above have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the audited consolidated financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Sensata Technologies Holding plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sensata Technologies Holding plc and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill - Dynapower Reporting Unit - Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company determined the fair value of the Dynapower reporting unit using a discounted cash flow model and market approach. The determination of fair value using the discounted cash flow model requires management to make significant estimates and assumptions related to the forecast of future revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") margins, discount rate, and terminal growth rate. The determination of the fair value using the market approach requires management to make significant assumptions related to the EBITDA multiple. Changes in these assumptions could have a significant impact on the fair value of the reporting unit and the amount of any goodwill impairment recognized. In the third quarter of 2025, impairment indicators were identified that suggested the carrying value of the Dynapower reporting unit could exceed the fair value. As such the Company performed an evaluation to determine the fair value of the Dynapower reporting unit. As a result of this evaluation, the Company determined the Dynapower reporting unit's carrying value exceeded its fair value and recorded an impairment charge of $225.7 million during the third quarter of 2025.

Given the significant estimates and assumptions management made to estimate the fair value of the Dynapower reporting unit, the audit procedures performed to evaluate the reasonableness of management's estimates and assumptions related to the forecast of future revenues and EBITDA margin, estimate of the discount rate, and the selection of the terminal growth rate and the EBITDA multiple required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecast of future revenues, EBITDA margins and EBITDA multiple and the selection of the discount rate and terminal growth rate for the Dynapower reporting unit included the following, among others:

- Tested the effectiveness of controls over the Company's goodwill impairment evaluation, including those over the determination of the fair value of the Dynapower reporting unit, such as controls related to management's forecast of revenues, EBITDA margins, EBITDA multiple, and the selection of the discount rate and terminal growth rate.

- Evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

- Evaluated the reasonableness of management's forecast by comparing the forecast to (1) historical results, (2) internal communications by management, and (3) external information, such as peer company revenue and EBITDA growth rates, and industry reports.

- With the assistance of our fair value specialists, we evaluated the reasonableness of:

  - the discount rate and terminal growth rate, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rate and terminal rate selected by management.

  - the EBITDA multiple, including testing the underlying source information and mathematical accuracy of the calculations, and comparing the multiple selected by management to its guideline companies for the Dynapower reporting unit.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 27, 2026

We have served as the Company's auditor since 2023.

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Balance Sheets

(In millions, except per share amounts)

		As of December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	573.0	$	593.7
Accounts receivable, net of allowances of $16.2 and $20.5 as of December 31, 2025 and 2024, respectively		657.4		660.2
Inventories		617.8		614.5
Prepaid expenses and other current assets		146.1		158.9
Total current assets		1,994.3		2,027.2
Property, plant and equipment, net		776.5		821.7
Goodwill		3,158.2		3,383.8
Other intangible assets, net		411.6		492.9
Deferred income tax assets		277.2		288.2
Other assets		133.9		129.5
Total assets	$	6,751.7	$	7,143.3
Liabilities and shareholders' equity				
Current liabilities:				
Current portion of long-term debt and finance lease obligations	$	2.3	$	2.4
Accounts payable		413.0		362.2
Income taxes payable		16.8		29.4
Accrued expenses and other current liabilities		343.1		317.3
Total current liabilities		775.1		711.4
Deferred income tax liabilities		226.9		235.7
Pension and other post-retirement benefit obligations		39.1		27.9
Finance lease obligations, less current portion		18.9		21.0
Long-term debt, net		2,828.6		3,176.1
Other long-term liabilities		77.8		80.8
Total liabilities		3,966.3		4,252.8
Commitments and contingencies (Note 15)				
Shareholders' equity:				
Ordinary shares, €0.01 nominal value per share, 177.0 and 176.5 shares issued as of December 31, 2025 and 2024, respectively		2.3		2.3
Treasury shares, at cost, 31.2 and 27.0 shares as of December 31, 2025 and 2024, respectively		(1,402.7)		(1,282.1)
Additional paid-in capital		1,897.6		1,872.6
Retained earnings		2,295.6		2,340.2
Accumulated other comprehensive loss		(7.4)		(42.5)
Total shareholders' equity		2,785.4		2,890.4
Total liabilities and shareholders' equity	$	6,751.7	$	7,143.3

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Statements of Operations

(In millions, except per share amounts)

	For the year ended December 31,					
		2025		2024		2023
Net revenue	$	3,704.5	$	3,932.8	$	4,054.1
Operating costs and expenses:						
Cost of revenue		2,620.2		2,776.9		2,792.8
Research and development		133.8		169.3		178.9
Selling, general and administrative		356.2		392.2		350.7
Amortization of intangible assets		80.2		145.7		173.9
Goodwill impairment charge		225.7		150.1		321.7
Restructuring and other charges, net		50.8		149.2		54.5
Total operating costs and expenses		3,467.0		3,783.5		3,872.4
Operating income		237.5		149.3		181.7
Interest expense		(149.1)		(155.8)		(182.2)
Interest income		19.1		16.2		31.3
Other, net		15.8		(21.5)		(13.0)
Income/(loss) before taxes		123.3		(11.8)		17.8
Provision for/(benefit from) income taxes		92.0		(140.3)		21.8
Net income/(loss)	$	31.3	$	128.5	$	(3.9)
Basic net income/(loss) per share	$	0.21	$	0.85	$	(0.03)
Diluted net income/(loss) per share	$	0.21	$	0.85	$	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Statements of Comprehensive Income

(In millions)

	For the year ended December 31,					
		2025		2024		2023
Net income/(loss)	$	31.3	$	128.5	$	(3.9)
Other comprehensive income/(loss), net of tax:						
Cash flow hedges		8.4		(25.4)		1.8
Defined benefit and retiree healthcare plans		1.4		16.8		3.4
Currency translation adjustments		25.2		(43.9)		20.9
Other comprehensive income/(loss)		35.1		(52.5)		26.2
Comprehensive income	$	66.4	$	76.0	$	22.3

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Statements of Cash Flows

(In millions)

	For the year ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income/(loss)	$ 31.3	$ 128.5	$ (3.9)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:			
Depreciation	176.2	167.1	133.1
Amortization of debt issuance costs	4.7	5.7	6.8
Goodwill impairment charge	225.7	150.1	321.7
Loss/(gain) on sale of business	10.4	98.8	(5.9)
Share-based compensation	25.0	38.5	30.0
(Gain)/loss on debt financing	(2.8)	9.8	1.4
Amortization of intangible assets	80.2	145.7	173.9
Deferred income taxes	(0.2)	(233.4)	(54.2)
(Gain)/loss on equity investments, net	(1.5)	14.0	0.7
Other non-cash loss, net	47.0	86.5	36.0
Acquisition-related compensation payments	—	(5.2)	(22.6)
Changes in operating assets and liabilities, net of the effects of acquisitions:			
Accounts receivable, net	11.2	56.6	2.9
Inventories	(14.3)	16.2	(70.2)
Prepaid expenses and other	(9.5)	(18.8)	(0.2)
Accounts payable and accrued expenses	56.7	(110.0)	(80.7)
Income taxes payable	(18.5)	1.5	(12.1)
Net cash provided by operating activities	621.5	551.5	456.7
Cash flows from investing activities:			
Additions to property, plant and equipment and capitalized software	(131.2)	(158.6)	(184.6)
Proceeds from sale of business, net of cash sold	33.7	135.7	19.0
Other	1.8	3.7	0.6
Net cash used in investing activities	(95.8)	(19.2)	(165.0)
Cash flows from financing activities:			
Proceeds from exercise of stock options and issuance of ordinary shares	—	4.6	5.3
Payments of employee restricted stock tax withholdings	(5.5)	(11.7)	(12.3)
Proceeds from borrowings on debt	—	500.0	—
Payments on debt	(352.2)	(701.9)	(848.9)
Dividends paid	(70.4)	(72.2)	(71.5)
Payments to repurchase ordinary shares	(120.6)	(68.9)	(88.4)
Purchase of noncontrolling interest in joint venture	—	(79.4)	—
Payments of debt financing costs	(2.0)	(13.4)	(0.8)
Net cash used in financing activities	(550.6)	(442.8)	(1,016.6)
Effect of exchange rate changes on cash and cash equivalents	4.4	(4.0)	7.5
Net change in cash and cash equivalents	(20.6)	85.6	(717.4)
Cash and cash equivalents, beginning of year	593.7	508.1	1,225.5
Cash and cash equivalents, end of year	$ 573.0	$ 593.7	$ 508.1
Supplemental cash flow items:			
Cash paid for interest	$ 157.0	$ 147.8	$ 187.2

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Statements of Changes in Shareholders' Equity

(In millions)

	Ordinary Shares		Treasury Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total Shareholders' Equity
	Number	Amount	Number	Amount				
Balance as of December 31, 2022	175.2	$ 2.2	(22.8)	$ (1,124.7)	$ 1,866.2	$ 2,383.3	$ (16.3)	$ 3,110.8
Surrender of shares for tax withholding	—	—	(0.3)	(12.3)	—	—	—	(12.3)
Stock options exercised	0.2	—	—	—	5.4	—	—	5.4
Vesting of restricted securities	0.7	—	—	—	—	—	—	—
Cash dividends paid	—	—	—	—	—	(71.5)	—	(71.5)
Repurchase of ordinary shares	—	—	(2.3)	(88.4)	—	—	—	(88.4)
Retirement of ordinary shares	(0.3)	—	0.3	12.3	—	(12.3)	—	—
Share-based compensation	—	—	—	—	30.0	—	—	30.0
Net loss	—	—	—	—	—	(3.9)	—	(3.9)
Other comprehensive income	—	—	—	—	—	—	26.2	26.2
Balance as of December 31, 2023	175.8	2.2	(25.1)	(1,213.2)	1,901.6	2,295.6	10.0	2,996.3
Surrender of shares for tax withholding	—	—	(0.3)	(11.7)	—	—	—	(11.7)
Stock options exercised	0.1	—	—	—	4.6	—	—	4.6
Vesting of restricted securities	0.9	—	—	—	—	—	—	—
Cash dividends paid	—	—	—	—	—	(72.2)	—	(72.2)
Repurchase of ordinary shares	—	—	(1.9)	(68.9)	—	—	—	(68.9)
Retirement of ordinary shares	(0.3)	—	0.3	11.7	—	(11.7)	—	—
Share-based compensation	—	—	—	—	38.5	—	—	38.5
Purchase of noncontrolling interest in joint venture	—	—	—	—	(72.1)	—	—	(72.1)
Net income	—	—	—	—	—	128.5	—	128.5
Other comprehensive loss	—	—	—	—	—	—	(52.5)	(52.5)
Balance as of December 31, 2024	176.5	2.3	(27.0)	(1,282.1)	1,872.6	2,340.2	(42.5)	2,890.4
Surrender of shares for tax withholding	—	—	(0.2)	(5.5)	—	—	—	(5.5)
Vesting of restricted securities	0.6	—	—	—	—	—	—	—
Cash dividends paid	—	—	—	—	—	(70.4)	—	(70.4)
Repurchase of ordinary shares	—	—	(4.2)	(120.6)	—	—	—	(120.6)
Retirement of ordinary shares	(0.2)	—	0.2	5.5	—	(5.4)	—	—
Share-based compensation	—	—	—	—	25.0	—	—	25.0
Net income	—	—	—	—	—	31.3	—	31.3
Other comprehensive income	—	—	—	—	—	—	35.1	35.1
Balance as of December 31, 2025	177.0	$ 2.3	(31.2)	$ (1,402.7)	$ 1,897.6	$ 2,295.6	$ (7.4)	$ 2,785.4

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description and Basis of Presentation

Description of Business

The accompanying audited consolidated financial statements reflect the financial position, results of operations, comprehensive income, cash flows, and changes in shareholders' equity of Sensata Technologies Holding plc ("Sensata plc"), a public limited company incorporated under the laws of England and Wales, and its consolidated subsidiaries, collectively referred to as the "Company," "Sensata," "we," "our," and "us."

We are a global industrial technology company that develops, manufactures, and sells sensors and sensor-rich solutions, electrical protection components and systems, and other products. Our sensors are used by our customers to translate a physical parameter, such as pressure, temperature, position, or location of an object, into electronic signals that our customers' products and solutions can act upon. Our electrical protection portfolio (which includes both components and systems) is composed of various switches, fuses, energy storage systems, high-voltage distribution units, controllers, and software, and includes high-voltage contactors and other products embedded within systems to maximize their efficiency and performance and ensure safety. Other products and services we provide include power conversion systems, the latter of which include converters, and rectifiers for renewable energy generation, green hydrogen production, electric vehicle charging stations, and microgrid applications, as well as industrial and defense applications.

Sensata plc conducts its operations through subsidiary companies that operate business and product development centers primarily in Belgium, Bulgaria, China, Denmark, India, Japan, the Netherlands, South Korea, the United Kingdom (the "U.K."), and the United States (the "U.S."); and manufacturing operations primarily in Bulgaria, China, Malaysia, Mexico, the U.K., and the U.S.

We present financial information for three reportable segments, Automotive, Industrials, and Aerospace, Defense, and Commercial Equipment. Additionally, our business strategy involves leveraging new and emerging technologies, which complement our existing product offerings, and we refer to these trends collectively as "megatrends." Our operating segments' performance is primarily evaluated based on segment operating income. In the three months ended March 31, 2025, we realigned the definition of segment operating income to include megatrend costs, which were previously excluded from segment operating income and included in corporate and other costs.

In the three months ended December 31, 2025, we realigned our business as a result of organizational changes that better allocate our resources to support changes to our business strategy. These changes resulted in the dissolution of our prior segments, Performance Sensing and Sensing Solutions, and the creation of three new segments. Our Automotive segment includes both Automotive and Aftermarket businesses. The Industrials segment includes our Industrial and Dynapower businesses. The Aerospace, Defense, and Commercial Equipment segment includes our Aerospace and Commercial Equipment businesses. Results of the Insights Business, which was sold during the third quarter of 2024, are presented in the Other non-operating segment, which is not aggregated within any of our reportable segments. Our new operating structure allows us to more effectively allocate capital and investment dollars based on different end market and growth dynamics in each of these segments. Prior year amounts in this Annual Report on Form 10-K (this "Report") have been recast to reflect this realignment. Refer to *Note 20: Segment Reporting* for additional information.

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP" or "U.S. GAAP") and present separately our financial position, results of operations, comprehensive income, cash flows, and changes in shareholders' equity.

All intercompany balances and transactions have been eliminated. All U.S. dollar ("USD") and share amounts presented, except per share amounts, are stated in millions, unless otherwise indicated. We round amounts in the consolidated financial statements to millions within tables and text (unless otherwise specified) and calculate all percentages and per-share data from underlying whole-dollar amounts. Thus, certain amounts may not foot, crossfoot, or recalculate based on reported numbers due to rounding. Certain reclassifications have been made to prior periods to conform to current period presentation.

2. Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires us to exercise our judgment in the process of applying our accounting policies. It also requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingencies at the date of the financial statements, and the reported amounts of net revenue and expense during the reporting periods.

Estimates are used when accounting for certain items such as: allowance for doubtful accounts and sales returns; inventory obsolescence; asset impairments (including goodwill and other intangible assets); contingencies; the value of certain equity awards and the measurement of share-based compensation; the determination of accrued expenses; certain asset valuations; accounting for income taxes; the useful lives of plant and equipment; measurement of our post-retirement benefit obligations; and with respect to business combinations, valuation of contingent consideration and the identification, valuation, and determination of useful lives of acquired identifiable intangible assets. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes. Actual results may materially differ from those estimates.

Revenue Recognition

We recognize revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods. In order to achieve this, we use the five-step model outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. This five-step model requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations, and recognize revenue as we satisfy the performance obligations.

The vast majority of our contracts, as defined in FASB ASC Topic 606, are customer purchase orders that require us to transfer specified quantities of tangible products to our customers. These performance obligations are generally satisfied within a short period of time. We have elected the practical expedient in ASC Topic 606 to not disclosures our remaining performance obligations as these obligations are generally less than one year in duration. Amounts billed to our customers for shipping and handling after control has transferred are recognized as revenue and the related costs that we incur are presented in cost of revenue. Our contract terms generally require the customer to make payment on negotiated terms after the shipment date. We exclude from our determination of the transaction price value-added tax and other similar taxes.

Our performance obligations are satisfied, and revenue is recognized, when control of the product is transferred to the customer. The transfer of control generally occurs at the point in time the product is shipped from our warehouse or, less often, at the point in time it is received by the customer, depending on the specific terms of the arrangement.

Our standard terms of sale provide our customers with a limited warranty against faulty workmanship and the use of defective materials, which is not considered a distinct performance obligation in accordance with FASB ASC Topic 606. Depending on the product, we generally provide such warranties for a period of three years after the date we ship the product to our original equipment manufacturer customers or for a period of twelve months after the date the customer resells our product to the end consumer, whichever comes first. Our liability associated with this warranty is, at our option, to repair the product, replace the product, or provide the customer with a credit.

Refer to *Note 3: Revenue Recognition* for additional information related to the net revenue recognized in the consolidated statements of operations.

Share-Based Compensation

We measure at fair value any new or modified share-based compensation arrangements with employees, such as stock options and restricted securities, and recognize as compensation expense that fair value over the requisite service period in accordance with FASB ASC Topic 718, *Compensation—Stock Compensation*. Share-based compensation expense is recognized as a component of selling, general and administrative ("SG&A") expense.

Share-based awards may be subject to either cliff vesting (i.e., the entire award vests on a particular date) or graded vesting (i.e., portions of the award vest at different points in time). In accordance with FASB ASC Topic 718, compensation expense associated with share-based awards subject to cliff vesting must be recognized on a straight-line basis. For awards without performance conditions that are subject to graded vesting, we recognize compensation expense on a straight-line basis over the service period. Awards that are subject to both graded vesting and performance conditions are expensed on an accelerated basis over the service period.

We grant restricted securities for which vesting is contingent only upon service conditions, those that are also subject to performance conditions, and, beginning in fiscal year 2023, those that are subject to conditions based on the attainment of certain market criteria relative to peer companies (the latter referred to as "Market PRSUs").

The fair value of Market PRSUs is estimated at grant date using a Monte Carlo simulation, which requires the use of various assumptions, including the stock price volatility, dividend rate, and risk-free interest rate as of the valuation date corresponding to the length of time remaining in the performance period.

Other restricted securities are valued using the closing price of our ordinary shares on the New York Stock Exchange (the "NYSE") on the grant date. Certain of our restricted securities include performance conditions, which require us to estimate the probable outcome of the performance condition. Compensation expense is recognized if it is probable that the performance condition will be achieved.

We recognize share-based compensation expense net of estimated forfeitures as permitted by FASB ASC Topic 718. Accordingly, we only recognize compensation expense for those awards expected to vest over the requisite service period. Compensation expense recognized for each award, except for Market PSUs, ultimately reflects the number of units that actually vest.

Refer to *Note 4: Share-Based Compensation* for additional information related to share-based compensation.

Financial Instruments

Our material financial instruments include derivative instruments, debt instruments, equity investments, trade accounts receivable, and trade accounts payable.

Derivative financial instruments

We account for derivative financial instruments in accordance with FASB ASC Topic 820, *Fair Value Measurement* and FASB ASC Topic 815, *Derivatives and Hedging*. In accordance with FASB ASC Topic 815, we recognize all derivatives on the balance sheet at fair value. The fair value of our derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected net cash flows of each instrument. These analyses utilize observable market-based inputs, including foreign currency exchange rates and commodity forward curves, and reflect the contractual terms of these instruments, including the period to maturity.

Derivative instruments that are designated and qualify as hedges of the exposure to changes in the fair value of an asset, liability, or commitment, and that are attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments that are designated and qualify as hedges of the exposure to variability in expected future cash flows are considered cash flow hedges. Derivative instruments may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Currently, all of our derivative instruments that are designated as accounting hedges are cash flow hedges.

The accounting for changes in the fair value of our cash flow hedges depends on whether we have elected to designate the derivative as a hedging instrument for accounting purposes and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. In accordance with FASB ASC Topic 815, both the effective and ineffective portions of changes in the fair value of derivatives designated and qualifying as cash flow hedges are recognized in accumulated other comprehensive loss and are subsequently reclassified into earnings in the period in which the hedged forecasted transaction affects earnings. Changes in the fair value of derivative instruments that are not designated as accounting hedges are recognized immediately in other, net. Refer to *Note 16: Shareholders' Equity* and *Note 19: Derivative Instruments and Hedging Activities* for additional information related to the reclassification of amounts from accumulated other comprehensive loss into earnings.

We present the cash flows arising from our derivative financial instruments in a manner consistent with the presentation of cash flows that relate to the underlying hedged items.

We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of non-performance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. We do not offset the fair value amounts recognized for derivative instruments against fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral. We maintain derivative instruments with major financial institutions of investment grade credit rating and monitor the amount of credit exposure to any one issuer. We believe there are no significant concentrations of risk associated with our derivative instruments.

Refer to *Note 19: Derivative Instruments and Hedging Activities* for additional information related to our derivative instruments.

Debt instruments

A premium or discount on a debt instrument is recognized on the balance sheet as an adjustment to the carrying value of the debt liability. In general, amounts paid to creditors are considered a reduction in the proceeds received from the issuance of the debt and are accounted for as a component of the premium or discount on the issuance, not as an issuance cost.

Direct and incremental costs associated with the issuance of debt instruments such as legal fees, printing costs, and underwriters' fees, among others, paid to parties other than creditors, are also reported and presented as a reduction of debt on the consolidated balance sheets.

Debt issuance costs and premiums or discounts are amortized over the term of the respective financing arrangement using the effective interest method. Amortization of these amounts is included as a component of interest expense in the consolidated statements of operations.

When accounting for debt repayment transactions, we apply the provisions of FASB ASC Subtopic 470-50, *Modifications and Extinguishments*. Our evaluation of the accounting under FASB ASC Subtopic 470-50 is done on a creditor-by-creditor basis in order to determine if the terms of the debt are substantially different and, as a result, whether to apply modification or extinguishment accounting. In the event that an individual holder of existing debt did not invest in new debt, we apply extinguishment accounting. Borrowings associated with individual holders of new debt that are not holders of existing debt are accounted for as new issuances.

Refer to *Note 14: Debt* for additional information related to our debt instruments and transactions.

Equity investments

We generally measure equity investments either at fair value, with changes to fair value recognized in net income, or, in certain instances, by use of a measurement alternative prescribed in FASB ASC Topic 321, *Investments - Equity Securities*. Under the measurement alternative, such investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

Refer to *Note 18: Fair Value Measures* for additional information related to our measurement of equity investments.

Trade accounts receivable

Trade accounts receivable are recognized at invoiced amounts and do not bear interest. Trade accounts receivable are reduced by an allowance for losses on receivables. Concentrations of risk with respect to trade accounts receivable are generally limited due to the large number of customers in various industries and their dispersion across several geographic areas. Although we do not foresee that credit risk associated with these receivables will deviate from historical experience, collection is dependent upon the financial stability of these individual customers. We estimate an allowance for credit losses on trade accounts receivable at an amount that represents our estimated expected credit losses over the lifetime of our receivables, and we assume that current conditions as of the balance sheet date will not change during the remaining life of the asset. No customer exceeded 10% of our net revenue or accounts receivable in any of the years ended December 31, 2025, 2024, and 2023.

Trade accounts payable

Trade accounts payable represent liabilities for products provided to us by suppliers prior to the end of the reporting period that are unpaid. Trade accounts payable are short term liabilities and are recognized at invoiced amounts and do not bear interest.

Allowance for Losses on Receivables

The allowance for losses on receivables is used to present accounts receivable, net at an amount that represents our estimate of the related transaction price recognized as revenue in accordance with FASB ASC Topic 606. The allowance represents an estimate of expected credit losses over the lifetime of our receivables, even if the loss is considered remote, and reflects expected recoveries of amounts previously written-off. We estimate the allowance on the basis of specifically identified receivables that are evaluated individually for collectability. We assume that current conditions as of the balance sheet date will not change during the remaining life of the asset. The allowance for losses on receivables also includes an allowance for sales returns (variable consideration).

Management judgments are used to determine when to charge off uncollectible trade accounts receivable. We base these judgments on the age of the receivable, credit quality of the customer, current economic conditions, and other factors that may affect a customer's ability and intent to pay. Customers are generally not required to provide collateral for purchases.

Losses on receivables have not historically been significant.

Goodwill and Other Intangible Assets

Businesses acquired are recognized at their fair value on the date of acquisition, with the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed recognized as goodwill. Intangible assets acquired may include either definite-lived or indefinite-lived intangible assets, or both.

In accordance with the guidance in FASB ASC Topic 350, *Intangibles—Goodwill and Other*, goodwill and intangible assets determined to have an indefinite useful life are not amortized. Instead, these assets are evaluated for impairment on an annual basis and whenever events or business conditions change that could indicate that the asset is impaired. We evaluate goodwill and indefinite-lived intangible assets for impairment in the fourth quarter of each fiscal year, unless events occur which trigger the need for an earlier impairment review.

Goodwill

Our reporting units have been identified based on the definitions and guidance provided in FASB ASC Topic 350. Identification of reporting units includes an analysis of the components that comprise each of our operating segments, which considers, among other things, the manner in which we operate our business and the availability of discrete financial information. Components of an operating segment are aggregated to form one reporting unit if the components have similar economic characteristics. We periodically review these reporting units to ensure that they continue to reflect the manner in which the business is operated.

Some assets and liabilities relate to the operations of multiple reporting units. We allocate these assets and liabilities to the related reporting units based on methods that we believe are reasonable and supportable. We apply that allocation method on a consistent basis from year to year. Other assets and liabilities, such as debt, cash and cash equivalents, and property, plant and equipment ("PP&E") associated with our corporate offices, are viewed as being corporate in nature. Accordingly, we do not assign these assets and liabilities to our reporting units.

In the event we reorganize our business, we reassign the assets (including goodwill) and liabilities among the affected reporting units using a reasonable and supportable methodology. As businesses are acquired, we assign assets acquired (including goodwill) and liabilities assumed to a new or existing reporting unit as of the date of the acquisition. In the event a disposal group meets the definition of a business, goodwill is allocated to the disposal group based on the relative fair value of the disposal group to the retained portion of the related reporting unit.

We have the option to first assess qualitative factors to determine whether a quantitative goodwill impairment analysis must be performed. The objective of a qualitative goodwill impairment analysis is to assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. We make this assessment based on macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant factors as applicable. If we elect not to use this option, or if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a discounted cash flow analysis (and, when applicable, a market multiples approach using comparable companies) to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB ASC Topic 350.

Indefinite-lived intangible assets

Similar to goodwill, we perform an annual impairment review of our indefinite-lived intangible assets in the fourth quarter of each fiscal year, unless events occur that trigger the need for an earlier impairment review. We have the option to first assess qualitative factors in determining whether it is more likely than not that an indefinite-lived intangible asset is impaired. If we elect not to use this option, or we determine that it is more likely than not that the asset is impaired, we perform a quantitative impairment analysis in which we estimate the fair value of the indefinite-lived intangible asset and compare that amount to its carrying value. We determine fair value by using the appropriate income approach valuation methodology. Impairment, if any, is based on the excess of the carrying value over the fair value of these assets.

Definite-lived intangible assets

Acquisition-related definite-lived intangible assets are amortized on an economic-benefit basis according to the useful lives of the assets, or on a straight-line basis if a pattern of economic benefits cannot be reliably determined. Capitalized software and capitalized software licenses are presented on the consolidated balance sheets as intangible assets. Capitalized software licenses are amortized on a straight-line basis over the lesser of the term of the license or the estimated useful life of the software. Capitalized software is amortized on a straight-line basis over its estimated useful life.

Reviews are regularly performed to determine whether facts or circumstances exist that indicate that the carrying values of our definite-lived intangible assets are impaired. If we determine that such facts or circumstances exist, we estimate the recoverability of the related asset or asset group (at the lowest level of identifiable cash flows) by comparing the projected undiscounted net cash flows associated with this asset or asset group to its carrying value. If the sum of the projected undiscounted net cash flows is less than the carrying value of an asset or asset group, the impairment charge is measured as the excess of the carrying value over the fair value of that asset or asset group. We determine fair value by using the appropriate income approach valuation methodology, depending on the nature of the definite-lived intangible asset.

Refer to *Note 11: Goodwill and Other Intangible Assets, Net* for additional information related to our goodwill and other intangible assets.

Research and Development Expense

Research and development expense ("R&D") expense consists of costs related to product design and development activities. Our development expense is typically associated with engineering core technology platforms to specific applications and engineering major upgrades that improve the functionality or reduce the cost of existing products. Costs related to modifications of existing products for use by new and existing customers in familiar applications are presented in cost of revenue and not included in R&D expense. R&D costs are generally expensed as incurred.

Income Taxes

We estimate our provision for (or benefit from) income taxes in each of the jurisdictions in which we operate. The provision for (or benefit from) income taxes includes both our current and deferred tax expense. Our deferred tax expense is measured using the asset and liability method, under which deferred income taxes are recognized to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to reverse or settle. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in the consolidated statements of operations as an adjustment to income tax expense in the period that includes the enactment date.

In measuring our deferred tax assets, we consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. As a result, we maintain valuation allowances against the deferred tax assets in jurisdictions that have incurred losses in recent periods and in which it is more likely than not that such deferred tax assets will not be utilized in the foreseeable future.

In accordance with FASB ASC Topic 740, *Income Taxes*, we record uncertain tax positions on the basis of a two-step process. First, we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position. Second, for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the relevant tax authority. Significant judgment is required in evaluating whether our tax positions meet this two-step process. The more-likely-than-not recognition threshold must be met in each reporting period to support continued recognition of any tax benefits claimed, both in the current year, as well as any year which remains open for review by the relevant tax authority at the balance sheet date. Penalties and interest related to uncertain tax positions may be classified as either income taxes or another expense line item in the consolidated statements of operations. We classify interest and penalties related to uncertain tax positions within the provision for (or benefit from) income taxes line of the consolidated statements of operations.

Refer to *Note 7: Income Taxes* for additional information related to our income taxes.

Inventories

Inventories are stated at the lower of cost or estimated net realizable value. The cost of raw materials, work-in-process, and finished goods is determined based on a first-in, first-out basis and includes material, labor, and applicable manufacturing overhead. We conduct quarterly inventory reviews for salability and obsolescence, and inventories considered unlikely to be sold are adjusted to net realizable value.

Refer to *Note 9: Inventories* for additional information related to our inventory balances.

Leases

We account for leases in accordance with the guidance in FASB ASC Topic 842, *Leases*. We enter into lease agreements for many of our facilities around the world. We occupy leased facilities with initial terms ranging up to 20 years. Our lease agreements may include options to renew for additional periods or to purchase the leased assets and generally require that we pay taxes, insurance, and maintenance costs. Depending on the specific terms of the leases, our obligations are in two forms: finance leases and operating leases. For both forms of leases, we recognize a related lease liability and right-of-use asset on our consolidated balance sheets.

Our lease liabilities are initially measured at the present value of the lease payments not yet paid, discounted using our incremental borrowing rate for a period that is comparable to the remaining lease term. We use our incremental borrowing rate, adjusted for collateralization, because the discount rates implicit in our leases are generally not readily determinable.

For finance leases, the consolidated statements of operations include separate recognition of interest on the lease liability and amortization of the right-of-use asset. For operating leases, the consolidated statements of operations include a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis.

Net cash flows from operating activities include (1) interest on finance lease liabilities and (2) payments arising from operating leases. Net cash flows from financing activities include payments of the principal portion of finance lease liabilities.

We also lease certain vehicles and equipment, which generally have a term of one year or less. We have elected to not record leases with a term of one year or less (short-term leases) on the consolidated balance sheets as permitted by FASB ASC Topic 842.

Refer to *Note 17: Leases* for additional information related to amounts recognized in the consolidated financial statements related to our leases.

Long-Lived Assets

Property, Plant and Equipment, Net

PP&E is stated at historical cost, which for certain qualifying assets includes capitalized interest. In the case of plant and equipment, the historical cost is depreciated on a straight-line basis over its estimated economic useful life. The depreciable lives of plant and equipment are generally as follows:

Buildings and improvements	up to 40 years
Machinery and equipment	up to 15 years

Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated economic useful lives of the improvements. Amortization of leasehold improvements is included in depreciation expense.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized.

Refer to *Note 10: Property, Plant and Equipment, Net* for additional information related to our PP&E balances.

Leases - Right of Use Assets

Assets held under finance leases are recognized at the lower of the present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Depreciation expense associated with leases is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease, unless ownership is transferred by the end of the lease or there is a bargain purchase option, in which case the asset is depreciated, normally on a straight-line basis, over the useful life that would be assigned if the asset were owned.

Evaluation of long-lived assets for impairment

We re-evaluate the carrying values and estimated useful lives of long-lived assets, or groups of assets (including lease right-of-use assets), whenever events or changes in circumstances indicate that the carrying values of these assets may not be recoverable. We use estimates of undiscounted net cash flows from long-lived assets to determine whether the carrying values of such assets or asset groups are recoverable over the assets' remaining useful lives. These estimates include assumptions about our future performance and the performance of the end markets we serve. If an asset or asset group is determined to be impaired, the impairment is the amount by which its carrying value exceeds its fair value.

Foreign Currency

Our reporting currency is the USD. We derive a significant portion of our net revenue from markets outside of the U.S. For financial reporting purposes, the functional currency of all of our subsidiaries has historically been the USD because of the significant influence of the USD on our operations. Effective October 1, 2023, the functional currency of the Company's wholly-owned subsidiaries in China changed to the Chinese Renminbi ("CNY").

In certain instances, our subsidiaries enter into transactions that are denominated in a currency other than their functional currency. At the date that such transaction is recognized, each asset, liability, revenue, expense, gain, or loss arising from the transaction is measured and recorded in the functional currency using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted to the functional currency using the exchange rate at the balance sheet date, with gains or losses recognized in other, net in the consolidated statements of operations.

For subsidiaries with a functional currency other than the USD, we translate the subsidiary financial statements from their functional currency to USD in accordance with FASB ASC Topic 830, *Foreign Currency Matters.* According to FASB ASC Topic 830, all assets and liabilities are translated at the exchange rate on the balance sheet date, stockholders' equity is translated at historical rates and statement of operations items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported as cumulative translation adjustment ("CTA"), which is a component of other comprehensive income (or loss) and as a component of accumulated other comprehensive loss on the consolidated balance sheets in accordance with FASB ASC Topic 220, *Income Statement - Reporting Comprehensive Income*.

Cash and Cash Equivalents

Cash comprises cash on hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of change in value, and have maturities as of the date of purchase of three months or less.

We have established guidelines relative to diversification and maturities of our cash and cash equivalent balances intended to maximize both security and liquidity of our funds. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. As of December 31, 2025 and 2024, most of our cash and cash equivalents balances exceeded federally insured limits and could be at risk of loss.

Pension and Other Post-Retirement Benefits

We sponsor various pension and other post-retirement benefit plans covering our current and former employees in several countries. The funded status of pension and other post-retirement benefit plans, recognized on our consolidated balance sheets as an asset, current liability, or long-term liability, is measured as the difference between the fair value of plan assets and the benefit obligation at the measurement date.

Benefit obligations represent the actuarial present value of all benefits attributed by the pension formula as of the measurement date to employee service rendered before that date. The value of benefit obligations takes into consideration various financial assumptions, including assumed discount rate and the rate of increase in healthcare costs, and demographic assumptions, including compensation rate increases, retirement patterns, employee turnover rates, and mortality rates. We review these assumptions annually.

The discount rate reflects the current rate at which the pension and other post-retirement liabilities could be effectively settled, considering the timing of expected payments for plan participants. It is used to discount the estimated future obligations of the plans to the present value of the liability reflected in the financial statements. In estimating this rate in countries that have a market of high-quality, fixed-income investments, we consider rates of return on these investments included in various bond indices, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds. In other countries where a market of high-quality, fixed-income investments does not exist, we estimate the discount rate using government bond yields or long-term inflation rates.

The expected return on plan assets reflects the average rate of earnings expected on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected return on plan assets, we use the fair value of plan assets and consider the historical returns earned by similarly invested assets, the rates of return expected on plan assets in the future, and our investment strategy and asset mix with respect to the plans' funds.

Changes to benefit obligations may also be initiated by a settlement or curtailment. A settlement of a defined benefit obligation is an irrevocable transaction that relieves us (or the plan) of primary responsibility for the defined benefit obligation and eliminates significant risks related to the obligation and the assets used to carry out the settlement. The settlement of all or more than a minor portion of the pension obligation constitutes an event that requires recognition of all or part of the net actuarial gains or losses deferred in accumulated other comprehensive income/(loss). Our policy is to apply settlement accounting to the extent our year-to date settlements for a given plan exceed the sum of our forecasted full year service cost and interest cost for that particular plan.

A curtailment is an event that significantly reduces the expected years of service of active employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future service. The curtailment accounting provisions are applied on a plan-by-plan basis. The total gain or loss resulting from a curtailment is the sum of two distinct elements: (1) prior service cost write-off and (2) curtailment gain or loss. Our policy is that a curtailment event represents one for which we expect a 10% (or greater) reduction in future years of service or an elimination of the accrual of defined benefits for some or all of the future services of 10% (or greater) of the plan's participants.

Contributions made to pension and other post-retirement benefit plans are presented as a component of operating cash flows within the consolidated statements of cash flows. We present the service cost component of net periodic benefit cost in the cost of revenue, R&D, and SG&A expense line items, and we present the non–service components of net periodic benefit cost in other, net.

Refer to *Note 13: Pension and Other Post-Retirement Benefits* for additional information related to our pension and other post-retirement benefit plans.

Recently issued accounting standards adopted in the current period:

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, *Income taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) disclosure of income taxes paid disaggregated by jurisdiction. ASU No. 2023-09 also includes certain other updates to improve the effectiveness of income tax disclosures. ASU No. 2023-09 is effective for annual periods beginning after December 31, 2024, and should be applied prospectively, with retrospective application also a permitted option. We prospectively adopted ASU No. 2023-09 on January 1, 2025 and have included the required new annual disclosures in our Annual Report on Form 10-K for the period December 31, 2025. Refer to *Note 7: Income Taxes* for additional information.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,* which provides a practical expedient to measure credit losses on current accounts receivable and current contract assets. The practical expedient assumes that current conditions as of the balance sheet do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. This ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods, with early adoption permitted. We early adopted ASU No. 2025-05 for the year ended December 31, 2025. This adoption did not have a material impact on our consolidated financial statements and disclosures.

Recently issued accounting standards to be adopted in a future period:

In November 2024, the FASB issued ASU No. 2024-03 *Income Statement (Topic 220): Reporting Comprehensive Income*, which requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU No. 2024-03 does not change or remove current expense presentation requirements within the Consolidated Statements of Operations. However, the amendments require disclosure, on an annual and interim basis, of disaggregated information about certain income statement expense line items within the notes to the consolidated financial statements. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that the adoption of ASU No. 2024-03 will have on its consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles-Goodwill and Other - Internal-Use Software (Subtopic

350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update improves the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. ASU No. 2025-06 is effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. This ASU can be applied prospectively, retrospectively, or with a modified transition approach. The Company is currently evaluating the impact that the adoption of ASU No. 2025-06 will have on its consolidated financial statements and disclosures.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements.* This guidance amends existing guidance to simplify the application of hedge accounting, enhance alignment between risk management activities and financial reporting, and provide additional flexibility in the designation and measurement of certain hedging relationships. The amendments included in the five matters addressed in this ASU are intended to better reflect those strategies in financial reporting by enabling entities to achieve and maintain hedge accounting for highly effective economic hedges of forecasted transactions. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU No. 2025-09 will have on its consolidated financial statements and disclosures.

3. Revenue Recognition

We recognize revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods. The majority of our revenue is derived from the sale of tangible products whereby (1) control of the product transfers to the customer at a point in time, (2) we recognize revenue at a point in time, and (3) the underlying contract is a purchase order that establishes a firm purchase commitment for a short period of time. Our standard terms of sale provide our customers with a limited warranty against faulty workmanship and the use of defective materials. Refer to *Note 2: Significant Accounting Policies* for additional information.

We have elected to apply certain practical expedients that allow for more limited disclosures than those that would otherwise be required by FASB ASC Topic 606, including (1) the disclosure of transaction price allocated to the remaining unsatisfied performance obligations at the end of the period and (2) an explanation of when we expect to recognize the related revenue.

We believe that our geographic regions are the categories that best depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to *Note 20: Segment Reporting* for additional information.

4. Share-Based Compensation

At our 2021 Annual General Meeting, our shareholders approved the Sensata Technologies Holding plc 2021 Equity Incentive Plan (the "2021 Equity Plan"), which replaced the Sensata Technologies Holding plc First Amended and Restated 2010 Equity Incentive Plan (the "2010 Equity Plan"). The 2021 Equity Plan is substantially similar to the 2010 Equity Plan with some updates based on changes in law and current practices. The purpose of the 2021 Equity Plan is to promote the long-term growth, profitability, and interests of the Company and its shareholders by aiding us in attracting and retaining employees, officers, consultants, advisors, and non-employee directors capable of assuring our future success. All awards granted subsequent to this approval were made under the 2021 Equity Plan. The 2010 Equity Plan was terminated as to the grant of any additional awards, but prior awards remain outstanding in accordance with their terms. As of December 31, 2025, there were 3.3 million ordinary shares available for grants of awards under the 2021 Equity Plan.

Refer to *Note 2: Significant Accounting Policies* for additional information related to our share-based compensation accounting policies.

Share-Based Compensation Awards

We grant restricted stock unit ("RSU") and performance-based restricted stock unit ("PRSU") awards. We also have stock option awards outstanding, but we have not granted such awards since the year ended December 31, 2019. Throughout this Annual Report on Form 10-K, RSU and PRSU awards are often referred to collectively as "restricted securities."

For option and RSU awards, vesting is typically only subject to service conditions, although they include continued vesting provisions for retirement-eligible employees. For PRSU awards, vesting is also subject to service conditions, however the number of awarded units that ultimately vest also depends on the attainment of certain predefined performance criteria. In the year ended December 31, 2023, we began granting certain Market PRSUs with market performance conditions. These PRSUs are valued using the Monte Carlo simulation. Refer to *Note 2: Significant Accounting Policies* for additional information.

Options

A summary of stock option activity for the year ended December 31, 2025 is presented in the table below:

	Number of Options (millions)		Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term (years)		Aggregate Intrinsic Value
Balance as of December 31, 2024	0.8	$	46.94	2.3	$	—
Forfeited or expired	(0.1)	$	55.68			
Exercised	—	$	—			
Balance as of December 31, 2025	0.7	$	44.55	1.8	$	—
Options vested and exercisable as of December 31, 2025	0.7	$	44.55	1.8	$	—

No options were exercised in the year ended December 31, 2025. Aggregate intrinsic value of options exercised in the years ended December 31, 2024 and 2023 was $0.4 million and $1.7 million, respectively.

Restricted Securities

We grant RSU awards that vest one-third on the annual anniversary of the grant for three years and PRSU awards that cliff vest three years after the grant date.

In the event of a qualifying termination, any unvested restricted securities that would have otherwise vested within the next six months vest in full on the termination date, and in the event of termination by reason of a covered retirement, any unvested restricted securities remain outstanding on the termination date and subject to continued vesting. For PRSU awards, the number of units that ultimately vest depends on the extent to which certain performance criteria, described in the table below, are met.

A summary of restricted securities granted in the years ended December 31, 2025, 2024, and 2023 is presented below:

					Percentage Range of Units That May Vest [1]				
					0.0% to 150.0%			0.0% to 200.0%	
(Awards in millions)	RSU Awards Granted		Weighted-Average Grant-Date Fair Value	PRSU Awards Granted [2]		Weighted-Average Grant-Date Fair Value	PRSU Awards Granted		Weighted-Average Grant-Date Fair Value
2025	1.2	$	24.16	0.5	$	25.58	—	$	—
2024	1.1	$	36.80	0.3	$	37.71	—	$	—
2023	0.6	$	48.68	0.2	$	52.72	0.2	$	49.15

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[1] Represents the percentage range of PRSU award units granted that may vest according to the terms of the awards. The amounts presented within this table do not reflect our current assessment of the probable outcome of vesting based on the achievement or expected achievement of performance conditions.

[2] Approximately 50 percent of these awards represent Market PRSUs that will be evaluated relative to the performance of certain peers as defined in the award agreement. The number of units that ultimately vest will be from 0% to 150%, depending on achievement of these performance criteria.

The fair value of Market PRSUs was estimated on the date of grant (April 2025, 2024 and 2023) using a Monte Carlo simulation pricing model. See *Note 2: Significant Accounting Policies* for further discussion. The key assumptions used in estimating the grant-date fair value of Market PRSUs for the years ended December 31, 2025, 2024, and 2023 are presented in the table below:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Expected term (years)	3	3	3
Risk free interest rate	3.8%	4.5%	3.8%
Dividend yield	2.0%	1.3%	0.9%
Stock price on valuation date	$24.23	$36.50	$50.00
Expected volatility	32%	31%	36%

Compensation expense for the year ended December 31, 2025 reflects our estimate of the probable outcome of the performance conditions associated with the PRSU awards granted in the years ended December 31, 2025, 2024, and 2023.

A summary of activity related to outstanding unvested restricted securities for the year ended December 31, 2025 is presented in the table below:

	Restricted Securities (millions)	Weighted-Average Grant-Date Fair Value
Balance as of December 31, 2024	1.6	$ 42.06
Granted	1.7	$ 24.60
Forfeited	(0.6)	$ 33.10
Vested	(0.6)	$ 26.47
Balance as of December 31, 2025	2.1	$ 30.58

The fair value of restricted securities that vested during the years ended December 31, 2025, 2024, and 2023 was $16.7 million, $33.3 million, and $34.7 million, respectively.

The weighted-average remaining periods (in years) over which the restrictions will lapse as of December 31, 2025, 2024, and 2023 are as follows:

	As of December 31,		
	2025	2024	2023
Outstanding	1.6	1.3	1.2
Expected to vest	1.7	1.3	1.2

The expected to vest restricted securities are calculated based on the application of a forfeiture rate assumption to all outstanding restricted securities as well as our assessment of the probability of meeting the required performance conditions that pertain to the PRSU awards.

Share-Based Compensation Expense

The table below presents non-cash compensation expense related to our equity awards, which is recognized within SG&A expense in the consolidated statements of operations, for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,		
	2025	2024	2023
Stock options	$ —	$ 0.6	$ (0.1)
Restricted securities	25.0	37.9	30.1
Share-based compensation expense	$ 25.0	$ 38.5	$ 30.0

In the years ended December 31, 2025, 2024, and 2023, we recognized $4.0 million, $5.5 million, and $4.5 million, respectively, of income tax benefit associated with share-based compensation expense.

The table below presents unrecognized compensation expense at December 31, 2025 for each class of award and the remaining expected term for this expense to be recognized:

	Unrecognized Compensation Expense	Expected Recognition (years)
Restricted securities	$ 30.9	1.8

5. Restructuring and Other Charges, Net

Transformation Plan

In the year ended December 31, 2025, we committed to a plan to reorganize our business (the "Transformation Plan"). The Transformation Plan, consisting of leadership transitions, involuntary reductions-in-force, site closures, and other cost-savings initiatives, was commenced to competitively reposition ourselves to capture growth from evolving market conditions.

Over the life of the Transformation Plan, we expect to incur restructuring charges of between $13.0 million and $16.0 million, primarily related to reductions-in-force and related site closure costs. All restructuring costs are excluded from segment results.

The majority of the actions under the Transformation Plan are expected to be completed by on or before June 30, 2028. We expect to settle these charges with cash on hand.

2H 2024 Plan

In the year ended December 31, 2024, we committed to a plan to reorganize our business (the "2H 2024 Plan"). The 2H 2024 Plan, consisting of involuntary reductions-in-force, site closures, and other cost-savings initiatives, was commenced to adjust our cost structure and business activities to better align with weaker market demand and continued economic uncertainty in many of our end markets and to take active measures to accelerate our margin recovery.

Over the life of the 2H 2024 Plan, we expect to incur restructuring charges of approximately $18.0 million, primarily related to reductions-in-force. The majority of the actions under the 2H 2024 Plan were completed on or before December 31, 2025 and actions yet to be completed are expected to result in immaterial charges. We expect to settle these charges with cash on hand.

Q3 2023 Plan

In the year ended December 31, 2023, we committed to a plan to reorganize our business (the "Q3 2023 Plan"). The Q3 2023 Plan, consisting of voluntary and involuntary reductions-in-force, site closures, and other cost-savings initiatives, was commenced to adjust our cost structure and business activities to better align with weaker market demand and continued economic uncertainty in many of our end markets and to take active measures to accelerate our margin recovery.

Over the life of the Q3 2023 Plan, we expect to incur restructuring charges of approximately $29.0 million, primarily related to reductions-in-force. The majority of the actions under the Q3 2023 Plan were completed on or before December 31, 2025 and actions yet to be completed are expected to result in immaterial charges. We expect to settle these charges with cash on hand.

Summary

The following table presents the components of restructuring and other charges, net for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,		
	2025	**2024**	**2023**
Transformation Plan	$ 6.9	$ —	$ —
2H 2024 Plan, net	5.7	11.8	—
Q3 2023 Plan, net	4.2	0.4	23.5
Other restructuring and other charges, net			
Severance costs, net	1.7	4.0	6.7
Transaction related charges [1]	27.2	100.8	9.4
Facility and other charge [2]	5.2	32.2	14.9
Restructuring and other charges, net	$ 50.8	$ 149.2	$ 54.5

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[1] The year ended December 31, 2025 included the loss on the sale of the Insights business and the MSP Business, and acquisition-related compensation agreements. The year ended December 31, 2024 included the loss on sale of the Insights Business and acquisition-related compensation agreements. Refer to *Note 21: Divestitures* for additional information.

[2] Represents charges that are not included in one of the other classifications. The year ended December 31, 2025 primarily includes charges related to the sale of certain assets. The year ended December 31, 2024 primarily includes charges related to the exit of Spear, certain product lifecycle management activities and pension settlement costs. Refer to *Note 21: Divestitures* for additional information. The year ended December 31, 2023 primarily includes charges related to the exit of Spear.

The following table presents a rollforward of the severance portion of our restructuring obligations for the years ended December 31, 2025 and 2024:

	Transformation Plan	2H 2024 Plan	Q3 2023 Plan	Other	Total
Balance as of December 31, 2023	$ —	$ —	$ 6.0	$ 0.8	$ 6.8
Charges, net of reversals	—	11.3	0.2	3.6	15.1
Payments	—	(6.1)	(5.7)	(3.7)	(15.5)
Foreign currency remeasurement	—	—	(0.1)	(0.2)	(0.3)
Balance as of December 31, 2024	—	5.2	0.4	0.5	6.1
Charges, net of reversals	6.7	(0.4)	0.1	1.7	8.1
Payments	(2.2)	(4.9)	(0.4)	(2.1)	(9.6)
Foreign currency remeasurement	—	0.2	—	—	0.3
Balance as of December 31, 2025	$ 4.5	$ 0.2	$ —	$ 0.1	$ 4.8

The severance portion of our restructuring obligations for each period presented was entirely recorded in accrued expenses and other current liabilities on our consolidated balance sheets. Refer to *Note 12: Accrued Expenses and Other Current Liabilities*.

6. Other, Net

The following table presents the components of other, net for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,		
	2025	2024	2023
Currency remeasurement (loss)/gain on net monetary assets	$ (4.9)	$ 4.0	$ (20.2)
(Loss)/gain on foreign currency forward contracts	(2.5)	(2.6)	4.2
Gain/(loss) on commodity forward contracts	28.1	3.5	(2.8)
Gain/(loss) on debt financing transactions	2.8	(9.8)	(5.4)
Gain/(loss) on equity investments, net [1]	1.9	(14.0)	(0.7)
Net periodic benefit cost, excluding service cost	(12.0)	(3.0)	(3.9)
Other	2.4	0.4	15.8
Other, net	$ 15.8	$ (21.5)	$ (13.0)

_____

[1] The year ended December 31, 2024, primarily includes a loss on equity investment that does not have a readily determinable fair value for which we use the measurement alternative prescribed in FASB Topic 321, Investments-Equity Securities. Refer to *Note 18: Fair Value Measures* for additional information.

7. Income Taxes

Refer to *Note 2: Significant Accounting Policies* for detailed discussion of the accounting policies related to income taxes. The Company is incorporated and domiciled in the United Kingdom; therefore, amounts presented as 'domestic' in the following disclosures refer to the U.K., while amounts labeled 'foreign' represent jurisdictions outside the U.K. Beginning in 2025, we adopted the enhanced income tax disclosure requirements pursuant to ASU 2023-09 prospectively. In addition, prior-year amounts have been restated to present the United Kingdom as 'domestic,' consistent with our jurisdiction of domicile. Previously, amounts labeled as 'domestic' reflected U.S. operations. This change in presentation has been applied retrospectively for comparability and does not affect total income tax expense or net income.

Income from continuing operations

Income/(loss) before taxes for the years ended December 31, 2025, 2024, and 2023 was categorized by jurisdiction as follows:

	Domestic	Foreign	Total
2025	$ 53.3	$ 70.1	$ 123.3
2024	$ 35.0	$ (46.8)	$ (11.8)
2023	$ 7.5	$ 10.3	$ 17.8

Components of income tax expense (benefit)

Provision for income taxes for the years ended December 31, 2025, 2024, and 2023 comprised provisions for (or benefits from) income tax by jurisdiction as follows:

	Domestic		Foreign		Total	
2025						
Current	$	6.3	$	86.0	$	92.3
Deferred		4.1		(4.3)		(0.2)
Total	$	10.4	$	81.6	$	92.0
2024						
Current	$	18.9	$	74.2	$	93.1
Deferred		(10.2)		(223.2)		(233.4)
Total	$	8.7	$	(149.0)	$	(140.3)
2023						
Current	$	0.1	$	75.8	$	75.9
Deferred		(0.8)		(53.3)		(54.2)
Total	$	(0.7)	$	22.5	$	21.8

Cash taxes paid

The following table presents income taxes paid (net of refunds received) during the year ended December 31, 2025, disaggregated by jurisdiction.

		2025
China	$	58.1
Netherlands		19.8
Germany - Federal		6.8
Mexico		7.6
UK		7.6
Other foreign		15.1
Total	$	114.9

Income taxes paid (net of refunds) were $92.6 million, and $95.5 million for the years ending December 31, 2024 and 2023, respectively.

Income taxes paid are presented on a cash basis and are net of refunds received during the year. Amounts paid to individual jurisdictions are separately presented when they equal or exceed 5% of total income taxes paid; all other jurisdictions are aggregated.

Income taxes paid include withholding taxes that are the legal obligation of the Company and are creditable or final in the applicable jurisdictions.

Effective tax rate reconciliation

The following table reconciles income tax expense (benefit) from continuing operations to the amount computed and the corresponding percentage of pre-tax income by applying the U.K. statutory income tax rate to pre-tax income for the year ended December 31, 2025:

	Amount	Percentage of Pre-tax Income
Income tax at U.K. statutory rate (25.0%)	$ 30.8	25.0 %
Foreign tax effects		
United States reconciling items		
US - state and local income taxes, net of federal income tax effect	2.9	2.4 %
US - rate differential	8.1	6.6 %
US - goodwill impairment	46.4	37.6 %
US - other reconciling items	6.6	5.4 %
Bulgaria reconciling items		
Bulgaria - rate differential	(4.6)	(3.7)%
Bulgaria - other reconciling items	1.7	1.4 %
China reconciling items		
China - rate differential	(11.6)	(9.4)%
China - R&D superdeduction	(4.7)	(3.8)%
China - withholding taxes	10.5	8.5 %
China - other reconciling items	3.3	2.7 %
Malta reconciling items		
Malta - notional interest deduction	14.2	11.5 %
Malta - change in valuation allowance	(14.2)	(11.5)%
Malta - other reconciling items	(2.1)	(1.7)%
Mexico reconciling items		
Mexico - other reconciling items	4.5	3.6 %
Netherlands reconciling items		
Netherlands - change in valuation allowance	13.8	11.2 %
Netherlands - other reconciling items	(0.5)	(0.4)%
Switzerland reconciling items		
Switzerland - rate differential	(6.3)	(5.1)%
Switzerland - other reconciling items	(0.1)	(0.1)%
Foreign tax effects of other jurisdictions	5.8	4.7 %
Other adjustments	(3.6)	(2.9)%
Change in unrecognized tax benefits	(9.0)	(7.3)%
Total income tax expense/effective tax rate	$ 92.0	74.6 %

The following table reconciles income tax expense (benefit) from continuing operations to the amount computed by applying the U.K. statutory income tax rate to pre-tax income under the previous format for the years ended December 31, 2024 and 2023 as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Tax computed at statutory rate of 25% for 2024 and 23.5% for 2023	$ (3.0)	$ 4.2
Capital restructuring and dispositions	40.6	(286.4)
Valuation allowances	(180.0)	278.5
Goodwill impairment	31.5	41.2
Foreign rate differential	(13.1)	(17.7)
Withholding taxes not creditable	6.1	14.1
Research and development incentives	(10.4)	(9.0)
U.S. state taxes, net of federal benefit	(23.4)	(8.7)
Unrealized foreign currency exchange losses/(gains), net	2.3	1.4
Reserve for tax exposure	(0.9)	1.1
Changes in tax laws or rates	(2.6)	(0.3)
U.S. pension settlement	9.9	—
Nontaxable items and other	2.7	3.5
Provision for income taxes	$ (140.3)	$ 21.8

Foreign tax rate differential

We operate in multiple jurisdictions including but not limited to Bulgaria, China, Malaysia, Malta, the Netherlands, South Korea, the U.S., and the U.K. This can result in a foreign tax rate differential that may reflect a tax benefit or detriment. This differential can vary annually based upon the jurisdictional mix of earnings and changes in current and future enacted tax rates.

Certain of our subsidiaries are currently eligible, or have been eligible, for tax exemptions or reduced tax rates in their respective jurisdictions. The impact on current tax expense of the tax holidays and exemptions is included in the foreign tax rate differential disclosure, reconciling the statutory rate to our effective rate. The remeasurement of the deferred tax assets and liabilities is included in the change in tax laws or rates caption.

Withholding taxes not creditable

Withholding taxes may apply to intercompany interest, royalty, management fees, and certain payments to third parties. Such taxes are deducted if they cannot be credited against the recipient's tax liability in its country of residence. We have also considered the withholding taxes associated with unremitted earnings and the recipient's ability to obtain a tax credit for such taxes. Earnings are not considered to be indefinitely reinvested in certain jurisdictions in which they were earned. In these jurisdictions we recognize a deferred tax liability on withholding and other taxes on intercompany payments including dividends.

Research and development incentives

Certain income of our U.K. subsidiaries is eligible for lower tax rates under the "patent box" regime, resulting in certain of our intellectual property income being taxed at a rate lower than the U.K. statutory tax rate. Qualified investments are eligible for a bonus deduction under China's R&D super deduction regime. In the U.S., we benefit from R&D credit incentives.

Capital restructuring and dispositions

For the year ended December 31, 2024, the increase is primarily due to a strategy executed to secure the future deductibility of certain intellectual property rights. This unfavorable impact was partially offset by losses from the sale of the Insights business. Additionally, for the year ended December 31, 2023, the transfer of these intellectual property rights led to the recording of a deferred tax asset with a full valuation allowance.

Goodwill impairment

During the years ended December 31, 2025, 2024 and 2023, we incurred a non-cash impairment charge for goodwill that is generally nondeductible for tax purposes.

Deferred income tax assets and liabilities

The primary components of deferred income tax assets and liabilities as of December 31, 2025 and 2024 were as follows:

	As of December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss, interest expense, and other carryforwards	$ 550.0	$ 567.3
Prepaid and accrued expenses	41.9	34.7
Intangible assets and goodwill	80.6	104.0
Pension liability and other	7.9	9.2
Property, plant and equipment	15.9	13.0
Share-based compensation	6.3	7.8
Inventories and related reserves	18.2	21.9
Unrealized exchange loss	3.8	3.8
Total deferred tax assets	724.8	761.8
Valuation allowance	(415.9)	(413.9)
Net deferred tax asset	308.8	347.8
Deferred tax liabilities:		
Intangible assets and goodwill	(222.8)	(240.1)
Tax on undistributed earnings of subsidiaries	(17.0)	(36.6)
Operating lease right of use assets	(1.7)	(2.5)
Property, plant and equipment	(15.3)	(14.5)
Unrealized exchange gain	(1.8)	—
Total deferred tax liabilities	(258.5)	(293.8)
Net deferred tax liability	$ 50.3	$ 54.1

As of December 31, 2024, approximately $1.5 million of net deferred tax assets were associated with assets held for sale. Refer to *Note 21: Divestitures* for further information.

Valuation allowance and net operating loss carryforwards

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In measuring our deferred tax assets, we consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. Significant judgment is required in considering the relative impact of the negative and positive evidence, and weight given to each category of evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary, and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, we utilize the "more likely than not" criteria established in FASB ASC Topic 740 to determine whether the future tax benefit from the deferred tax assets should be recognized. As a result, we have established valuation allowances on the deferred tax assets in jurisdictions that have incurred net operating losses and in which it is more likely than not that such losses will not be utilized in the foreseeable future.

As of each reporting date, we consider new evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. Our interest expense carryforwards in certain jurisdictions are subject to limitations. We consider these limitations in our assessment of positive and negative evidence. Our assessment of these limitations has resulted in the conclusion that a portion of our interest carryforwards is subject to a valuation allowance at both December 31, 2025 and December 31, 2024. We continually evaluate both the positive and negative evidence for these valuation allowances. We believe that there is a reasonable possibility that within the next 12 months, sufficient positive evidence may become available to allow a conclusion that a portion of the valuation allowance against these interest carryforwards will no longer be needed. Release of the valuation allowance would result in the recognition of this deferred tax asset and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are dependent on the level of profitability and likelihood of future utilization of this attributes that we are able to actually achieve.

For tax purposes, certain goodwill and indefinite-lived intangible assets are generally amortizable over 5 to 15 years. For book purposes, goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment annually. The tax amortization of goodwill and indefinite-lived intangible assets will result in a taxable temporary difference, which will not reverse unless the related book goodwill or indefinite-lived intangible asset is impaired or written off. This liability may not be used to support deductible temporary differences, such as net operating loss carryforwards, which may expire within a definite period.

The total valuation allowance increased $2.0 million in the year ended December 31, 2025 and decreased $155.6 million in the year 2024. During the year ended December 31, 2024, we executed a strategy to secure the future tax deductibility of certain intellectual property resulting in a $257.7 million reduction to the valuation allowance that was placed against this deferred tax asset in the year ended December 31, 2023. Subsequently reported tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2025 and 2024 have been allocated to income tax benefit recognized in the consolidated statements of operations.

As of December 31, 2025, we have U.S. federal net operating loss carryforwards of $506.2 million, of which $13.1 million will expire from 2031 to 2034, and $493.1 million do not expire. We have state net operating loss carryforwards with limited and unlimited lives. Our limited life state net operating losses will expire beginning in 2026. As of December 31, 2025, we have suspended interest expense carryforwards of $199.6 million in the U.S., $354.2 million in the Netherlands, and $137.8 million in the U.K., all of which have an unlimited life. We also have net operating loss carryforwards in various foreign jurisdictions of $459.1 million, which will begin to expire in 2026.

Unrecognized tax benefits

All uncertain tax positions have been classified in our balance sheet as noncurrent. A reconciliation of the amount of unrecognized tax benefits is as follows:

	For the year ended December 31,		
	2025	2024	2023
Balance at beginning of year	$ 180.2	$ 187.2	$ 224.6
Increases related to current year tax positions	1.0	2.1	3.3
Increases related to prior year tax positions	0.1	1.0	1.2
Decreases related to business combinations and dispositions	—	(0.1)	—
Decreases related to settlements with tax authorities	—	—	(0.4)
Decreases related to prior year tax positions	(1.8)	(9.6)	(41.2)
Decreases related to lapse of applicable statute of limitations	(5.9)	—	(0.7)
(Decreases)/increases related to foreign currency exchange rates	0.3	(0.4)	0.4
Balance at end of year	$ 173.9	$ 180.2	$ 187.2

We recognize interest and penalties related to unrecognized tax benefits in the consolidated statements of operations and the consolidated balance sheets. The following table presents the expense/(income) related to such interest and penalties recognized in the consolidated statements of operations during the years ended December 31, 2025, 2024, and 2023, and the amount of interest and penalties recorded on the consolidated balance sheets as of December 31, 2025 and 2024:

	Statements of Operations			Balance Sheets	
	For the year ended December 31,			As of December 31,	
(In millions)	2025	2024	2023	2025	2024
Interest	$ (2.3)	$ 1.4	$ 0.3	$ 1.5	$ 3.9
Penalties	$ 0.0	$ (0.1)	$ 0.0	$ 0.4	$ 0.4

The amount of unrecognized tax benefits as of December 31, 2025 that if recognized would impact our effective tax rate is $130.6 million.

The Company is subject to income tax examinations by tax authorities in jurisdictions in which it operates. In the United Kingdom, tax years 2022 through 2025 remain open to examination under HMRC's normal four-year assessment time limit measured from the end of the relevant accounting period (absent extended-period triggers). Tax years in other significant jurisdictions remain open to examination as follows: China and Switzerland (2023 through 2025), the Netherlands (2021 through 2025), and the United States (2022 through 2025). Certain U.S. state and local jurisdictions remain open for similar periods; these jurisdictions are not individually material to the Company.

On December 15, 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally establishes a minimum effective tax rate of 15% on a jurisdictional basis. The Directive became effective for the Company for the fiscal years beginning on or after January 1, 2024.

The Company has evaluated the impact of the Pillar Two rules, including enacted legislation and administrative guidance in the jurisdictions in which it operates, and continues to monitor further developments. Based on the Company's analysis to date, the adoption of Pillar Two has not had a material impact on the Company's consolidated financial statements or related disclosures for the years ended December 31, 2025 and 2024. The Company will continue to assess the impact of Pillar Two as additional guidance is issued and as jurisdictions finalize or amend their implementing legislation.

In July 2025, the U.S. enacted Public Law 119-21 (An Act to provide for reconciliation pursuant to title II of H. Con. Res. 14) (commonly referred to as the "One Big Beautiful Bill"). The legislation includes multiple effective dates, with certain provisions retroactive to January 1, 2025, and others becoming effective through 2027.

The Company is continuing to evaluate the provisions of the legislation, including available elections, and the related impacts on its consolidated financial statements and disclosures. While the Company does not expect the adoption of Public Law 119-21 to have a material adverse impact on its consolidated financial statements, the evaluation of certain provisions remains ongoing.

Indemnifications

We have various indemnification provisions in place with parties including Honeywell (sellers of First Technology Automotive and Special Products), the former shareholders of Elastic M2M, Inc., Sendyne Corp., SmartWitness Holdings, Inc., Xirgo Technologies Intermediate Holdings, LLC and Xirgo Holdings, Inc., whereby such provisions provide for the reimbursement of future tax liabilities paid by us that relate to the pre-acquisition periods of the acquired businesses.

8. Net Income/(Loss) per Share

Basic and diluted net income/(loss) per share are calculated by dividing net income/(loss) by the number of basic and diluted weighted-average ordinary shares outstanding during the period. For the years ended December 31, 2025, 2024, and 2023, the weighted-average ordinary shares outstanding used to calculate basic and diluted net income/(loss) per share were as follows:

	For the year ended December 31,		
(In millions)	**2025**	**2024**	**2023**
Basic weighted-average ordinary shares outstanding	146.5	150.4	152.1
Dilutive effect of stock options	—	—	—
Dilutive effect of unvested restricted securities	0.6	0.3	—
Diluted weighted-average ordinary shares outstanding	147.1	150.7	152.1

Net income/(loss) and net income/(loss) per share are presented in the consolidated statements of operations.

Certain potential ordinary shares were excluded from our calculation of diluted weighted-average ordinary shares outstanding because either they would have had an anti-dilutive effect on net income/(loss) per share or they related to equity awards that were contingently issuable for which the contingency had not been satisfied. Refer to *Note 4: Share-Based Compensation* for additional information related to our equity awards. These potential ordinary shares are as follows:

	For the year ended December 31,		
(In millions)	**2025**	**2024**	**2023**
Anti-dilutive shares excluded	1.0	1.3	2.9
Contingently issuable shares excluded	0.9	0.9	1.2

9. Inventories

The following table presents the components of inventories as of December 31, 2025 and 2024:

	As of December 31,			
	2025		**2024**	
Finished goods	$	196.6	$	193.2
Work-in-process		144.8		134.4
Raw materials		276.4		286.9
Inventories	$	617.8	$	614.5

Refer to *Note 2: Significant Accounting Policies* for a discussion of our accounting policies related to inventories.

10. Property, Plant and Equipment, Net

PP&E, net as of December 31, 2025 and 2024 consisted of the following:

	As of December 31,	
	2025	**2024**
Land	$ 14.7	$ 15.7
Buildings and improvements	344.4	266.3
Machinery and equipment	1,909.1	1,831.1
Total property, plant and equipment	2,268.3	2,113.1
Accumulated depreciation	(1,491.8)	(1,291.4)
Property, plant and equipment, net	$ 776.5	$ 821.7

Depreciation expense for PP&E, including amortization of leasehold improvements and depreciation of assets under finance leases, totaled $176.2 million, $167.1 million, and $133.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Refer to *Note 2: Significant Accounting Policies* for a discussion of our accounting policies related to PP&E, net.

11. Goodwill and Other Intangible Assets, Net

Goodwill

The following table presents the changes in net goodwill by segment for the years ended December 31, 2025 and 2024.

	Automotive [1]	Industrials [1]	Aerospace, Defense, and Commercial Equipment [1]	Total
Balance as of December 31, 2023	$ 1,728.5	$ 1,149.8	$ 664.5	$ 3,542.8
Divestiture	(7.2)	—	(1.6)	(8.8)
Goodwill impairment charge [2]	—	(150.1)	—	(150.1)
Foreign currency translation effect	(0.1)	—	—	(0.1)
Goodwill reallocation	21.0	—	(21.0)	—
Balance as of December 31, 2024	1,742.2	999.7	641.9	3,383.8
Goodwill impairment charge [2]	—	(225.7)	—	(225.7)
Foreign currency translation effect	0.1	—	—	0.1
Balance as of December 31, 2025	$ 1,742.3	$ 774.0	$ 641.9	$ 3,158.2

[1] Effective December 31, 2025, we reorganized our reporting units into new reportable segments. Refer to *Note 20: Segment Reporting* for additional information. There was no accumulated goodwill impairment related to either the Automotive or the Aerospace, Defense, and Commercial Equipment reportable segments as of December 31, 2025. 2024. and 2023. Accumulated goodwill impairment related to the Industrials reportable segment was $394.3 million, $168.6 million, and $18.5 million as of December 31, 2025, 2024, and 2023. In the fourth quarter of 2023, we recorded a $321.7 million impairment charge in connection with our former Insights reporting unit which was not aggregated into a reportable segment.

[2] In the third quarters of 2025 and 2024, we determined that our Dynapower reporting unit was impaired and we recorded non-cash impairment charges of $225.7 million and $150.1 million, respectively. Refer to additional information under the heading *Reporting Units* below.

Acquisitions and Divestitures

Goodwill attributed to acquisitions reflects our allocation of purchase price to the estimated fair value of certain assets acquired and liabilities assumed. Net assets acquired are comprised of tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. We apply estimates and assumptions to determine the fair value of the intangible assets and of any contingent consideration obligations. Critical estimates in valuing purchased technology, customer relationships, and other identifiable intangible assets include future cash flows that we expect to generate from the acquired assets. In addition, we estimate the economic lives of these identified intangible assets and these lives are used to calculate amortization expense. Goodwill has been included in our segments based on a methodology using anticipated future earnings of the components of business.

Reporting Units

In the third quarter of 2025, impairment indicators were identified that suggested the carrying value of the Dynapower reporting unit could exceed its fair values. The primary indicators of impairment were a lower outlook within certain markets that the reporting unit operates in following recent tax legislation being enacted, and the strategic shift to focus on other markets. This revised outlook led to downward revisions of forecasted future cash flows. We evaluated the goodwill of the Dynapower reporting unit for impairment using a combination of a market-based valuation method and an income approach that discounts forecasted cash flows. As these assumptions were largely unobservable, the estimated fair values fall within Level 3 of the fair value hierarchy. A change in our cash flow forecast or the discount rate used would result in an increase or decrease in our calculated fair value. We determined that our Dynapower reporting unit was impaired, and in the third quarter of 2025, we recorded a $225.7 million non-cash impairment charge. If Dynapower does not achieve the forecasted cash flows, there is a possibility that additional impairments of the remaining $4.1 million of goodwill may be recognized in the future.

As of October 1, 2025, we had six reporting units, Automotive, Commercial Equipment, Industrial Solutions, Aerospace, Aftermarket, and Dynapower. There have been no subsequent changes to our reporting units as of December 31, 2025.

We evaluated our goodwill for impairment as of October 1, 2025, using a qualitative analysis. A qualitative analysis is performed by evaluating events and circumstances that most affect the fair value of each reporting unit, including macroeconomic conditions, market conditions, industry trends, cost factors, financial performance, and other relevant qualitative factors. The results of the qualitative analyses did not indicate a need to perform quantitative analysis, as we determined that it is more likely than not that the fair value of each of our reporting units exceeded their respective carrying values. No events or circumstances occurred between October 1, 2025 and December 31, 2025 that would more likely than not reduce the fair values of the reporting units below their carrying amounts.

We consider a combination of quantitative and qualitative factors to determine whether a reporting unit is at risk of failing the goodwill impairment test, including: the timing of our most recent quantitative impairment tests and the relative amount by which a reporting unit's fair value exceeded its then carrying value, the inputs and assumptions underlying our valuation models and the sensitivity of our fair value measurements to those inputs and assumptions, the impact that adverse economic or market conditions may have on the degree of uncertainty inherent in our long-term operating forecasts, and changes in the carrying value of a reporting unit's net assets from the time of our most recent goodwill impairment test. We also consider the impact of recent impairments in our expectations of the reporting units, such as the Dynapower reporting unit, and how actual performance against the forecasted performance, might put pressure on the reporting unit's fair value over carrying value in the short term.

Indefinite-Lived Intangible Assets

We own the Klixon® and Airpax® tradenames, which are indefinite-lived intangible assets as they have been in continuous use since 1927 and 1948, respectively, and we have no plans to discontinue using either of them. We evaluated our indefinite-lived intangible assets for impairment as of October 1, 2025 and 2024 using a qualitative analysis and no impairment was identified. As of each of December 31, 2025 and 2024, we have $59.1 million and $9.4 million for the Klixon® and Airpax® tradenames, respectively, on our consolidated balance sheets.

Definite-Lived Intangible Assets

The following tables outline the components of definite-lived intangible assets as of December 31, 2025 and 2024:

	As of December 31, 2025					
	Weighted-Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Foreign Currency Translation Effect	Net Carrying Value
Completed technologies	10	$ 893.0	$ (769.6)	$ (2.4)	$ 0.2	$ 121.2
Customer relationships	11	1,863.9	(1,691.9)	(12.2)	—	159.8
Backlog	0	15.5	(15.5)	—	—	—
Tradenames	14	96.8	(39.3)	—	—	57.5
Capitalized software and other	5	77.0	(72.4)	—	—	4.6
Total	11	$ 2,946.2	$ (2,588.7)	$ (14.6)	$ 0.2	$ 343.1

	As of December 31, 2024					
	Weighted-Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Foreign Currency Translation Effect	Net Carrying Value
Completed technologies [1][2]	11	$ 924.5	$ (767.3)	$ (2.4)	$ (0.1)	$ 154.7
Customer relationships [1][2]	11	1,883.8	(1,676.0)	(12.2)	—	195.6
Backlog	1	15.5	(13.3)	—	—	2.2
Tradenames [1][2]	15	99.9	(35.6)	—	—	64.3
Capitalized software and other	6	76.7	(69.1)	—	—	7.6
Total	12	$ 3,000.4	$ (2,561.3)	$ (14.6)	$ (0.1)	$ 424.4

[1] During the year ended December 31, 2024, we sold the Insights Business, which included approximately $58.7 million, $184.3 million and $4.0 million of net assets for completed technologies, customer relationships, and tradenames, respectively.

[2] During the year ended December 31, 2024, we completed our exit of the Spear businesses triggering the acceleration of amortization totaling $7.1 million, $2.1 million and $0.5 million for completed technologies, customer relationships and trademarks, respectively.

The following table outlines amortization of definite-lived intangible assets for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,		
	2025	2024	2023
Acquisition-related definite-lived intangible assets	$ 76.9	$ 140.6	$ 167.7
Capitalized software	3.3	5.1	6.2
Amortization of intangible assets	$ 80.2	$ 145.7	$ 173.9

The table below presents estimated amortization of definite-lived intangible assets for each of the next five years:

For the year ended December 31,	
2026	$ 62.5
2027	$ 54.6
2028	$ 45.4
2029	$ 36.3
2030	$ 31.1

12. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2025 and 2024 consisted of the following:

	As of December 31,	
	2025	2024
Accrued compensation and benefits	$ 96.8	$ 71.2
Accrued interest	48.6	55.2
Foreign currency and commodity forward contracts	16.0	22.7
Current portion of operating lease liabilities	15.7	13.1
Accrued severance	4.8	6.1
Current portion of pension and post-retirement benefit obligations	10.2	2.3
Other accrued expenses and current liabilities	151.0	146.7
Accrued expenses and other current liabilities	$ 343.1	$ 317.3

13. Pension and Other Post-Retirement Benefits

We provide various pension and other post-retirement benefit plans for current and former employees, including defined benefit, defined contribution, and retiree healthcare benefit plans. Refer to *Note 2: Significant Accounting Policies* for discussion of our accounting policies related to our pension and other post-retirement benefit plans.

U.S. Benefit Plans

The principal retirement plans in the U.S. is a defined contribution plan. In addition, we provide post-retirement medical coverage and non-qualified benefits to certain employees. During the year ended December 31, 2024, we terminated the defined benefit pension plan.

Non-U.S. Benefit Plans

Retirement coverage for non-U.S. employees is provided through separate defined benefit and defined contribution plans. Retirement benefits are generally based on an employee's years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. We do not expect to make material contributions to the non-U.S. defined benefit plans during 2026.

Impact on Financial Statements

The total net periodic benefit cost associated with our defined benefit and retiree healthcare plans for the years ended December 31, 2025, 2024, and 2023 was $16.0 million, $12.5 million, and $7.9 million, respectively. Components of net periodic benefit cost other than service cost are generally presented in other, net in the consolidated statements of operations. Refer to *Note 6: Other, Net*.

The following table presents changes in the benefit obligation and plan assets for our defined benefit and other post-retirement benefit plans in total for the years ended December 31, 2025 and 2024:

| | For the year ended December 31, | | | |
	2025		**2024**	
Change in benefit obligation:				
Beginning balance	$	65.4	$	87.7
Service cost		3.3		3.4
Interest cost		3.2		3.3
Plan participants' contributions		0.4		0.5
Actuarial loss/(gain)		(0.5)		(0.1)
Curtailment loss		9.8		—
Benefits paid		(4.8)		(21.6)
Divestiture		(2.7)		—
Foreign currency remeasurement		4.9		(7.8)
Ending balance	$	79.1	$	65.4
Change in plan assets:				
Beginning balance	$	34.8	$	46.9
Actual return on plan assets		2.0		2.0
Employer contributions		3.6		10.5
Plan participants' contributions		0.4		0.5
Benefits paid		(4.8)		(21.6)
Foreign currency remeasurement		1.3		(3.3)
Ending balance	$	37.3	$	34.8
Funded status at end of year	$	(41.8)	$	(30.6)
Accumulated benefit obligation at end of year	$	67.6	$	55.9

During 2025, the Company recorded a charge of $9.8 million primarily related to workforce reduction in Mexico. Curtailment charges are included in other, net.

Assumptions and Investment Policies

Weighted-average assumptions used to calculate the projected benefit obligations of our defined benefit and retiree healthcare benefit plans as of December 31, 2025 and 2024 are as follows:

	As of December 31,			
	2025		2024	
	Defined Benefit	Retiree Healthcare	Defined Benefit	Retiree Healthcare
U.S. assumed discount rate	NA	4.90 %	4.65 %	5.35 %
Non-U.S. assumed discount rate	6.25 %	NA	5.22 %	NA
Non-U.S. average long-term pay progression	3.91 %	NA	3.41 %	NA

Weighted-average assumptions used to calculate the net periodic benefit cost of our defined benefit and retiree healthcare benefit plans for the years ended December 31, 2025, 2024, and 2023 are as follows:

	For the year ended December 31,					
	2025		2024		2023	
	Defined Benefit	Retiree Healthcare	Defined Benefit	Retiree Healthcare	Defined Benefit	Retiree Healthcare
U.S. assumed discount rate	NA	5.35 %	4.85 %	4.85 %	5.10 %	5.15 %
Non-U.S. assumed discount rate	10.16 %	NA	7.90 %	NA	7.14 %	NA
U.S. average long-term rate of return on plan assets	NA	NA	NA	NA	4.36 %	NA
Non-U.S. average long-term rate of return on plan assets	2.57 %	NA	2.50 %	NA	2.73 %	NA
Non-U.S. average long-term pay progression	4.96 %	NA	5.06 %	NA	4.96 %	NA

Plan Assets

We hold material assets for our defined benefit plan in Japan. Information about the assets for this plan is detailed below. Refer to *Note 18: Fair Value Measures* for additional information related to the levels of the fair value hierarchy in accordance with FASB ASC Topic 820.

Japan plan assets

The target asset allocation of the Japan defined benefit plan is 50% fixed income securities, cash, and cash equivalents and 50% equity securities, with allowance for a 40% deviation in either direction. We, along with the trustee of the plan's assets, minimize investment risk by thoroughly assessing potential investments based on indicators of historical returns and current credit ratings. Additionally, investments are diversified by type and geography.

The total fair value of our Japan plan assets as of December 31, 2025 and 2024 was $28.7 million and $26.5 million, respectively, which included $10.9 million and $9.2 million, respectively, of equity securities, $8.3 million and $7.3 million, respectively, of fixed income securities, and $7.4 million and $8.1 million, respectively, of cash and cash equivalents.

All fair value measures presented above are categorized in Level 1 of the fair value hierarchy, with the exception of non-U.S. fixed income securities of $2.0 million, and alternative risk managed balance of $2.0 million as of December 31, 2025, which are categorized as Level 2. The fair values of equity and fixed income securities are based on publicly-quoted closing stock and bond values on the last business day of the year.

Permitted asset classes include equity securities that are traded on the official stock exchange(s) of the respective countries, fixed income securities with certain credit ratings, cash, and cash equivalents.

14. Debt

Our long-term debt, net and finance lease obligations as of December 31, 2025 and 2024 consisted of the following:

		As of December 31,	
	Maturity Date	2025	2024
4.0% Senior Notes [(1)]	April 15, 2029	646.0	1,000.0
4.375% Senior Notes	February 15, 2030	450.0	450.0
5.875% Senior Notes	September 1, 2030	500.0	500.0
3.75% Senior Notes	February 15, 2031	750.0	750.0
6.625% Senior Notes	July 15, 2032	500.0	500.0
Plus: debt premium, net of discount		0.5	1.0
Less: deferred financing costs		(17.9)	(24.9)
Long-term debt, net		$ 2,828.6	$ 3,176.1
Finance lease obligations		$ 21.2	$ 23.4
Less: current portion		(2.3)	(2.4)
Finance lease obligations, less current portion		$ 18.9	$ 21.0

_____

[(1)] In November 2025, we purchased $354.0 million in aggregate principal amount of the 4.0% Senior Notes that were validly tendered in a cash tender offer that we commenced in October 2025. We paid $350.0 million in cash in the aggregate for such purchase.

Fiscal year 2025 transactions

In September 2025, certain of our indirect, wholly-owned subsidiaries, including Sensata Technologies, Inc. ("STI"), Sensata Technologies Intermediate Holding B.V., and Sensata Technologies B.V. ("STBV"), entered into an amendment (the "Fourteenth Amendment") to our credit agreement, dated as of May 12, 2011 (as amended, supplemented, waived, or otherwise modified, the "Credit Agreement").

Among other changes to the Credit Agreement, the Fourteenth Amendment (i) reduced the total amount of the revolving credit facility commitments of the lenders from $750.0 million to $650.0 million, (ii) extended the maturity date of the revolving credit facility to September 24, 2030, and (iii) modified certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement to provide us increased flexibility and permissions thereunder.

In October 2025, STBV and STI, announced the commencement of a cash tender offer for up to $350.0 million of aggregate cash consideration payable for the 4.0% Senior Notes, the 4.375% Senior Notes due 2030 (the "4.375% Senior Notes"), and the 5.875% Senior Notes due 2030 (the "5.875% Senior Notes"). In November 2025, we purchased $354.0 million in aggregate principal amount of the 4.0% Senior Notes that were validly tendered in connection with that tender offer. We paid $350.0 million in cash in the aggregate for such purchase. We did not purchase any 4.375% Senior Notes or 5.875% Senior Notes in these tender offers.

Secured Credit Facility

The Credit Agreement provides for a senior secured credit facility, consisting of a revolving credit facility (the "Revolving Credit Facility"), and incremental availability under which additional secured credit facilities could be issued under certain circumstances. All obligations under the senior secured credit facility are unconditionally guaranteed by certain of our subsidiaries and secured by substantially all present and future property and assets of STBV and its guarantor subsidiaries.

In September 2025, we entered into the Fourteenth Amendment, which: (i) reduced the total amount of the Revolving Credit Facility commitments of the lenders from $750.0 million to $650.0 million, (ii) extended the maturity date of the Revolving Credit Facility to September 24, 2030, and (iii) modified certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement to provide us increased flexibility and permissions thereunder.

Borrowings under the Revolving Credit Facility may, at our option, be maintained from time to time as Base Rate loans, Term SOFR loans, EURIBOR loans, or Daily Simple SONIA loans (each as defined in the Credit Agreement), with each representing a different determination of interest rates. The interest rate margins and letter of credit fees under the Revolving Credit Facility are as follows (each depending on our senior secured net leverage ratio): (i) the interest rate margin for Base Rate loans range from 0.00% to 0.50%; (ii) the interest rate margins for Term SOFR, EURIBOR loans, and Daily Simple SONIA loans range from 1.00% to 1.50%; and (iii) the letter of credit fees range from 0.875% to 1.375%.

We are required to pay to our revolving credit lenders, on a quarterly basis, a commitment fee on the unused portion of the Revolving Credit Facility. The commitment fee ranges from 0.125% to 0.250%, depending on our senior secured net leverage ratios.

As of December 31, 2025, there was $645.8 million available under the Revolving Credit Facility, net of $4.2 million of obligations in respect of outstanding letters of credit issued thereunder. Outstanding letters of credit are issued primarily for the benefit of certain operating activities. As of December 31, 2025, no amounts had been drawn against these outstanding letters of credit. Loans under the Revolving Credit Facility may be borrowed, repaid, and re-borrowed and may be used to fund our working capital needs and for other general corporate purposes.

Senior Notes

We have various tranches of senior unsecured notes outstanding as of December 31, 2025. Information regarding these senior notes (together, the "Senior Notes") is included in the following table. The Senior Notes were issued under the Senior Notes Indentures among the issuers listed in the table below, The Bank of New York Mellon, as trustee, and our guarantor subsidiaries named in the respective senior notes indentures (the "Senior Notes Indentures").

	4.0% Senior Notes [1]	4.375% Senior Notes	5.875% Senior Notes	3.75% Senior Notes	6.625% Senior Notes [2]
Aggregate outstanding principal amount	$646.0	$450.0	$500.0	$750.0	$500.0
Interest rate	4.000%	4.375%	5.875%	3.750%	6.625%
Issue price	Various	100.000%	100.000%	100.000%	100.000%
Issuer	STBV	STI	STBV	STI	STI
Issue date	Various	September 2019	August 2022	August 2020	June 2024
Interest due	April 15	February 15	September 1	February 15	January 15
Interest due	October 15	August 15	March 1	August 15	July 15

_____

[1] In November 2025, we purchased $354.0 million in aggregate principal amount of the 4.0% Senior Notes") that were validly tendered in a cash tender offer that we commenced in October 2025. We paid $350.0 million in cash in the aggregate for such purchase. On March 29, 2021, we issued $750.0 million of 4.0% Senior Notes that were priced at 100.00%. On April 8, 2021, we issued $250.0 million of 4.0% Senior Notes that were priced at 100.75%.

[2] On June 6, 2024, we issued $500.0 million of 6.625% Senior Notes that were priced at 100.00%.

Redemption - General

Upon the occurrence of certain specific change in control events, we will be required to offer to repurchase the Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

If changes in certain tax laws or treaties, or any change in the official application, administration, or interpretation thereof, of any relevant taxing jurisdiction become effective that would impose withholding taxes or other deductions on the payments of any of the Senior Notes or the guarantees thereof, we may, at our option, redeem the relevant Senior Notes in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, premium, if any, and all additional amounts (as described in the relevant Senior Notes Indenture), if any, then due and which will become due on the date of redemption.

Redemption - 4.0% Senior Notes

On or after April 15, 2024, STBV may optionally redeem the 4.0% Senior Notes, in whole or in part, at the following prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, up to but excluding the redemption date:

Period beginning April 15,	Price
2024	102.000 %
2025	101.000 %
2026 and thereafter	100.000 %

In addition, at any time prior to April 15, 2024, STBV may redeem up to 40% of the principal amount of the outstanding 4.0% Senior Notes (including additional 4.0% Senior Notes, if any, that may be issued after March 29, 2021) with the net cash proceeds of certain equity offerings at a redemption price (expressed as a percentage of principal amount) of 104.00%, plus accrued and unpaid interest, if any, up to but excluding the redemption date, provided that at least 60% of the aggregate principal amount of the 4.0% Senior Notes (including additional 4.0% Senior Notes, if any) remains outstanding immediately after each such redemption.

Redemption - 4.375% Senior Notes

At any time, and from time to time, prior to November 15, 2029, STI may redeem the 4.375% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 4.375% Senior Notes being redeemed, plus a "make whole" premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On or after such date, STI may optionally redeem the 4.375% Senior Notes, in whole or in part, at a price equal to 100.000 of principal amount, plus accrued and unpaid interest, if any, up to but excluding the redemption date.

Redemption - 5.875% Senior Notes

At any time on or after September 1, 2025, STBV may redeem the 5.875% Senior Notes, in whole or in part, at the following prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, up to but excluding the redemption date:

Period beginning September 1,	Price
2025	102.398 %
2026	101.469 %
2027 and thereafter	100.000 %

In addition, at any time prior to September 1, 2025, STBV may redeem up to 40% of the principal amount of the outstanding 5.875% Senior Notes (including additional 5.875% Senior Notes, if any) with the net cash proceeds of certain equity offerings at a redemption price (expressed as a percentage of principal amount) of 105.875%, plus accrued and unpaid interest, if any, up to but excluding the redemption date, provided that at least 60% of the aggregate principal amount of the 5.875% Senior Notes (including additional 5.875% Senior Notes, if any) remains outstanding immediately after each such redemption.

Redemption - 3.75% Senior Notes

At any time, and from time to time, prior to February 15, 2026, STI may redeem the 3.75% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 3.75% Senior Notes being redeemed, plus a "make whole" premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On or after such date, we may optionally redeem the 3.75% Senior Notes, in whole or in part, at the following prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, up to but excluding the redemption date:

Period beginning February 15,	Price
2026	101.875 %
2027	100.938 %
2028 and thereafter	100.000 %

Redemption - 6.625% Senior Notes

At any time, and from time to time, prior to July 15, 2027, STI may redeem the 6.625% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 6.625% Senior Notes being redeemed, plus a "make whole" premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On or after such date, STI may optionally redeem the 6.625% Senior Notes, in whole or in part, at the following prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, up to but excluding the redemption date:

Period beginning July 15,	Price
2027	103.313 %
2028	101.656 %
2029 and thereafter	100.000 %

In addition, at any time prior to July 15, 2027, STI may redeem up to 40% of the principal amount of the outstanding 6.625% Senior Notes (including additional 6.625% Senior Notes, if any) with the net cash proceeds of certain equity offerings at a redemption price (expressed as a percentage of principal amount) of 106.625%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, provided that at least 60% of the aggregate principal amount of the 6.625% Senior Notes (including additional 6.625% Senior Notes, if any) remains outstanding immediately after each such redemption.

Guarantees

The obligations of the issuers of the Senior Notes are guaranteed by STBV (other than with respect to the Senior Notes of which it is the issuer), STI (other than with respect to the Senior Notes of which it is the issuer) and all of STBV's other subsidiaries (excluding the company that is the issuer of the relevant Senior Notes) that guarantee the obligations of STI under the Credit Agreement (after giving effect to the release of guarantees pursuant to the Thirteenth Amendment discussed below). In August 2023, we entered into an amendment to the Credit Agreement (the "Thirteenth Amendment"), to, among other things, release all of the non-U.S. subsidiaries of STBV that had previously been guarantors and securing parties under the Credit Agreement from all of their remaining obligations as guarantors and securing parties under the Credit Agreement, subject to an obligation to reinstate the guarantees under certain conditions. These subsidiaries were also released from their guaranty obligations with respect to the 4.0% Senior Notes, the 5.875% Senior Notes, the 4.375% Senior Notes, and the 3.75% Senior Notes, in each case in accordance with the terms of the relevant Senior Notes Indenture pursuant to which such senior notes were issued.

Events of Default

The Senior Notes Indentures provide for events of default that include, among others, nonpayment of principal or interest when due, breach of covenants or other provisions in the relevant Senior Notes Indenture, defaults in payment of certain other indebtedness, certain events of bankruptcy or insolvency, failure to pay certain judgments, and the cessation of the full force and effect of the guarantees of significant subsidiaries. Generally, if an event of default occurs, the trustee or the holders of at least 25% in principal amount of the then outstanding Senior Notes issued under the relevant Senior Notes Indenture may declare the principal of, and accrued but unpaid interest on, all of the relevant Senior Notes to be due and payable immediately. All provisions regarding remedies in an event of default are subject to the relevant Senior Notes Indenture.

Restrictions and Covenants

As of December 31, 2025, STBV and all of its subsidiaries were subject to certain restrictive covenants under the Credit Agreement and the Senior Notes Indentures.

We entered into the Thirteenth Amendment and Fourteenth Amendment to the Credit Agreement on August 22, 2023 and September 24, 2025, respectively. These amendments each amended the Credit Agreement to, among other things, modify certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement to provide us increased flexibility and permissions thereunder.

Under certain circumstances, STBV is permitted to designate a subsidiary as "unrestricted" for purposes of the Credit Agreement, in which case the restrictive covenants thereunder will not apply to that subsidiary; the Senior Notes Indentures do not contain such a permission. STBV has not designated any subsidiaries as unrestricted.

Credit Agreement

The Credit Agreement contains non-financial restrictive covenants (subject to important exceptions and qualifications set forth in the Credit Agreement) that limit our ability to, among other things:

- incur indebtedness or liens, prepay subordinated debt, or amend the terms of subordinated debt;
- make loans and investments (including acquisitions) or sell assets;
- change our business or accounting policies, merge, consolidate, dissolve or liquidate, or amend the terms of our organizational documents;
- enter into affiliate transactions;
- pay dividends and make other restricted payments;
- or enter into certain burdensome contractual obligations.

In addition, under the Credit Agreement, STBV and its subsidiaries are required to maintain a senior secured net leverage ratio not to exceed 5.0:1.0 at the conclusion of certain periods when outstanding loans and letters of credit that are not cash collateralized for the full face amount thereof exceed 30% of the total commitments under the Revolving Credit Facility.

Senior Notes Indentures

The Senior Notes Indentures contain restrictive covenants (subject to important exceptions and qualifications set forth in the Senior Notes Indentures) that limit the ability of STBV and its subsidiaries to, among other things: incur liens; incur or guarantee indebtedness without guaranteeing the Senior Notes; engage in sale and leaseback transactions; or effect mergers or consolidations, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of STBV and its subsidiaries.

Certain of these covenants will be suspended if the Senior Notes are assigned an investment grade rating by Standard & Poor's Rating Services or Moody's Investors Service, Inc. and provided no default has occurred and is continuing at such time. The suspended covenants will be reinstated if the Senior Notes are no longer assigned an investment grade rating by either rating agency or an event of default has occurred and is continuing at such time. As of December 31, 2025, none of the Senior Notes were assigned an investment grade rating by either rating agency.

Restrictions on Payment of Dividends

STBV's subsidiaries are generally not restricted in their ability to pay dividends or otherwise distribute funds to STBV, except for restrictions imposed under applicable corporate law.

STBV, however, is limited in its ability to pay dividends or otherwise make distributions to its immediate parent company and, ultimately, to Sensata plc, under the Credit Agreement. Specifically, the Credit Agreement prohibits STBV from paying dividends or making distributions to its parent companies other than pursuant to exceptions that include, but are not limited to, the following:

- dividends and other distributions to pay customary and reasonable operating expenses and overhead fees and expenses (including legal and accounting fees and expenses) of such parent companies incurred in the ordinary course of business, provided that such amounts, in the aggregate in any fiscal year, do not exceed the greater of $20.0 million and 2.25% of consolidated EBITDA (as defined in the Credit Agreement) of STBV and its subsidiaries for the trailing four quarters;
- so long as no default or an event of default exists, dividends and other distributions in an aggregate amount not to exceed $50.0 million in any calendar year (with the unused portion in any year being carried over to succeeding years) plus unlimited additional amounts but only insofar as the senior secured net leverage ratio does not exceed 2.5:1.0 calculated on a pro forma basis;
- dividends and other distributions of the "Available Amount" as defined in the Credit Agreement, which includes the cumulative retained portion of excess cash flow during the term of the Credit Agreement, but only insofar as no default or event of default exists and the senior secured net leverage ratio is less than 3.0:1.0 calculated on a pro forma basis;
- dividends and other distributions in an aggregate amount per year not exceeding 7.0% of the trailing 30-trading-day average market capitalization of Sensata plc, so long as no event of default exists at the time of the declaration of any such dividend or at the time of the making of any such other distribution; and
- so long as no default or event of default exists, other dividends and other distributions in an aggregate amount not to exceed the greater of $150.0 million and 20.0% of consolidated EBITDA (as defined in the Credit Agreement) of STBV and its subsidiaries for the trailing four quarters.

The Credit Agreement does not restrict STBV's parent companies, including Sensata plc, from paying dividends or making other distributions to their shareholders from dividends paid or distributions made to them in compliance with the Credit Agreement.

The Senior Notes Indentures generally allow STBV to pay dividends and make other distributions to its parent companies and do not restrict STBV's parent companies (including Sensata plc) from paying dividends or making other distributions to their shareholders.

Compliance with Financial Covenants

We were in compliance with all of the financial covenants and default provisions associated with our indebtedness as of December 31, 2025 and for the fiscal year then ended.

Accounting for Debt Financing Transactions

In the year ended December 31, 2024. in connection with the issuance of the 6.625% Senior Notes, we recognized $6.3 million of deferred financing costs, which are presented as a reduction of long-term debt on our consolidated balance sheets. In connection with the early redemption of our previously outstanding 5.0% Senior Notes due 2025 (the "5.0% Senior Notes"), we recognized a loss of $9.8 million, presented in other, net, which reflects the $7.0 million early redemption premium and $2.8 million related to the write-off of unamortized deferred financing costs and debt discounts.

In the year ended December 31, 2023, in connection with the early redemption of our previously outstanding 5.625% Senior

Notes due 2024 (the "5.0% Senior Notes"), we recognized a loss of $4.6 million, which primarily reflects payment of $4.0 million for the "make-whole" premium, with the remaining loss representing the write-off of debt discounts and deferred financing costs. In connection with the prepayment on the Term Loan, we recognized a loss of $0.9 million, representing the write-off of deferred financing costs. These losses are presented in other, net.

Refer to *Note 2: Significant Accounting Policies* for additional information related to our accounting policies regarding debt financing transactions.

Finance Leases

Refer to *Note 17: Leases* for additional information related to our finance leases.

Debt Maturities

The aggregate principal amount of each tranche of our Senior Notes is due in full at its maturity date. Loans made pursuant to the Revolving Credit Facility must be repaid in full at its maturity date and can be repaid prior to then at par. All letters of credit issued thereunder will terminate at the final maturity of the Revolving Credit Facility unless cash collateralized prior to such time.

The following table presents the remaining mandatory principal repayments of long-term debt, excluding finance lease payments and discretionary repurchases of debt, in each of the years ended December 31, 2026 through 2030 and thereafter.

For the year ended December 31,	Aggregate Maturities
2026	$ —
2027	—
2028	—
2029	646.0
2030	950.0
Thereafter	1,250.0
Total long-term debt principal payments	$ 2,846.0

15. Commitments and Contingencies

Off-Balance Sheet Arrangements

From time to time, we execute contracts that require us to indemnify the other parties to the contracts. These indemnification obligations generally arise in two contexts. First, in connection with certain transactions, such as the divestiture of a business or the issuance of debt or equity securities, the agreement typically contains standard provisions requiring us to indemnify the purchaser against breaches by us of representations and warranties contained in the agreement. These indemnities are generally subject to time and liability limitations. Second, we enter into agreements in the ordinary course of business, such as customer contracts, that might contain indemnification provisions relating to product quality, intellectual property infringement, governmental regulations and employment related matters, and other typical indemnities. In certain cases, indemnification obligations arise by law.

We believe that our indemnification obligations are consistent with other companies in the markets in which we compete. Performance under any of these indemnification obligations would generally be triggered by a breach of the terms of the contract or by a third-party claim. Historically, we have experienced only immaterial and irregular losses associated with these indemnifications. Consequently, any future liabilities brought about by these indemnifications cannot reasonably be estimated or accrued.

Indemnifications Provided as Part of Contracts and Agreements

We are party to the following types of agreements pursuant to which we may be obligated to indemnify a third party with respect to certain matters.

Officers and Directors: Our articles of association provide for indemnification of directors and officers by us to the fullest extent permitted by applicable law, as it now exists or may hereinafter be amended (but, in the case of an amendment, only to the extent such amendment permits broader indemnification rights than permitted prior thereto), against any and all liabilities, including all expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful or outside of his or her mandate. The articles do not provide a limit to the maximum future payments, if any, under the indemnification. No indemnification is provided for in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty on our behalf.

In addition, we have a liability insurance policy that insures directors and officers against the cost of defense, settlement, or payment of claims and judgments under some circumstances. Certain indemnification payments may not be covered under our directors' and officers' insurance coverage.

Initial Purchasers of Senior Notes: Pursuant to the terms of the purchase agreements entered into in connection with our private placement senior note offerings, we are obligated to indemnify the initial purchasers of the Senior Notes against certain liabilities caused by any untrue statement or alleged untrue statement of a material fact in various documents relied upon by such initial purchasers, or to contribute to payments the initial purchasers may be required to make in respect thereof. The purchase agreements do not provide a limit to the maximum future payments, if any, under these indemnifications.

Intellectual Property and Product Liability Indemnification: We routinely sell products with a limited intellectual property and product liability indemnification included in the terms of sale. Historically, we have had only immaterial and irregular losses associated with these indemnifications. Consequently, any future liabilities resulting from these indemnifications cannot reasonably be estimated or accrued.

Product Warranty Liabilities

Refer to *Note 2: Significant Accounting Policies — Revenue Recognition* for additional information related to the warranties we provide to customers.

In the event a warranty claim based on defective materials exists, we may be able to recover some of the cost of the claim from the vendor from whom the materials were purchased. Our ability to recover some of the costs will depend on the terms and conditions to which we agreed when the materials were purchased. When a warranty claim is made, the only collateral available to us is the return of the inventory from the customer making the warranty claim. Historically, when customers make a warranty claim, we either replace the product or provide the customer with a credit. We generally do not rework the returned product.

Our policy is to accrue for warranty claims when a loss is both probable and estimable. This is accomplished by accruing for estimated returns and estimated costs to replace the product at the time the related revenue is recognized. Liabilities for warranty claims are not material. In some instances, customers may make claims for costs they incurred or other damages related to a claim.

Environmental Remediation Liabilities

Our operations and facilities are subject to U.S. and non-U.S. laws and regulations governing the protection of the environment and our employees, including those governing air emissions, chemical usage, water discharges, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines, civil or criminal sanctions, or third-party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future. We are, however, not aware of any threatened or pending material environmental investigations, lawsuits, or claims involving us or our operations.

Legal Proceedings and Claims

We are regularly involved in a number of claims and litigation matters that arise in the ordinary course of business. Although it is not feasible to predict the outcome of these matters, based upon our experience and current information known to us, we do not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on our results of operations, financial position, and/or cash flows.

We account for litigation and claims losses in accordance with FASB ASC Topic 450, *Contingencies*. Under FASB ASC Topic 450, loss contingency provisions are recognized for probable and estimable losses at our best estimate of a loss or, when a best estimate cannot be made, at our estimate of the minimum loss. These estimates are often developed prior to knowing the amount of the ultimate loss, require the application of considerable judgment, and are refined each accounting period as additional information becomes known. Accordingly, we are often initially unable to develop a best estimate of loss and therefore the minimum amount, which could be an immaterial amount, is recognized. As information becomes known, either the minimum loss amount is increased, or a best estimate can be made, generally resulting in additional loss provisions. A best estimate amount may be changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected.

Pending Litigation and Claims:

There are no material pending litigation or claims outstanding as of December 31, 2025.

Cybersecurity Incident

In April 2025, we experienced a ransomware incident that encrypted certain devices in our network. The incident temporarily impacted our operations, but the incident did not have a material impact on the Company's financial results and operations for the year ended 2025.

16. Shareholders' Equity

Purchase of noncontrolling interest in joint venture

In February 2024, we purchased the remaining 50% interest in our joint venture with Dongguan Churod Electronics Co., Ltd. for approximately $79.4 million. Prior to the transaction, we had been consolidating the joint venture. The purchase of the 50% non-controlling interest was accounted for as an equity transaction. No gain or loss was recognized in the consolidated statements of operations. The difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized as a reduction of additional paid in capital recorded in equity.

Cash Dividends

In the years ended December 31, 2025, 2024, and 2023, we paid cash dividends totaling an aggregate of $70.4 million, $72.2 million, and $71.5 million, respectively.

Foreign Currency Translation

Prior to October 1, 2023, the functional currency of the Company's wholly-owned subsidiaries in China was the USD. Effective October 1, 2023, as a result of significant changes in economic facts and circumstances in the operations of our China foreign entities, the functional currency of the Company's wholly-owned subsidiaries in China changed to the CNY. The changes in economic facts and circumstances caused a permanent change to our strategy in China toward a more self-contained model, making China the primary economic environment in which these subsidiaries operate. This change was accounted for prospectively and does not impact prior period financial statements.

As a result of this change, on October 1, 2023, we recorded an adjustment in other comprehensive income attributable to the current-rate translation of non-monetary assets as of that date in accordance with FASB ASC Topic 830. In addition, in the fourth quarter of 2023, we started recording an adjustment to translate these subsidiaries' financial statements from CNY to USD (our reporting currency). These adjustments are included in other comprehensive income and are presented under the heading *Accumulated Other Comprehensive Loss* below.

Treasury Shares

From time to time, our Board of Directors has authorized various share repurchase programs, which may be modified or terminated by our Board of Directors at any time. Under these programs, we may repurchase ordinary shares at such times and in amounts to be determined by our management, based on market conditions, legal requirements, and other corporate considerations, on the open market or in privately negotiated transactions, provided that such transactions were completed pursuant to an agreement and with a third party approved by our shareholders at the annual general meeting. Ordinary shares repurchased by us are recognized, measured at cost, and presented as treasury shares on our consolidated balance sheets, resulting in a reduction of shareholders' equity.

In January 2022, our Board of Directors authorized a $500.0 million ordinary share repurchase program (the "January 2022 Program"), which replaced the previous $500.0 million program approved in July 2019. During the year ended December 31, 2023, we repurchased approximately 1.5 million ordinary shares for $60.3 million (an average price of $40.80 per share), under the January 2022 Program.

On September 26, 2023, our Board of Directors authorized a new $500.0 million ordinary share repurchase program (the "September 2023 Program"), which replaced the January 2022 Program, effective on October 1, 2023. Sensata's shareholders had previously approved the forms of share repurchase agreements and the potential broker counterparties needed to execute the buyback program. During the year ended December 31, 2025, we repurchased approximately 4.2 million ordinary shares under the September 2023 Program for $120.6 million (an average price of $28.47 per share). During the year ended December 31, 2024, we repurchased approximately 1.9 million ordinary shares under the September 2023 Program for $68.9 million (an average price of $36.19 per share). During the year ended December 31, 2023, we repurchased approximately 0.8 million ordinary shares under the September 2023 Program for $28.1 million (an average price of $33.83 per share). As of December 31, 2025, approximately $282.4 million remained available under the September 2023 Program.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Cash Flow Hedges		Defined Benefit and Retiree Healthcare Plans		Cumulative Translation Adjustment		Accumulated Other Comprehensive Loss
Balance as of December 31, 2022	$	15.7	$	(31.9)	$	—	$ (16.3)
Pre-tax current period change		2.5		4.9		21.4	28.7
Income tax effect		(0.6)		(1.4)		(0.4)	(2.5)
Balance as of December 31, 2023		17.5		(28.5)		20.9	10.0
Pre-tax current period change		(34.3)		7.9		(43.7)	(70.1)
Income tax effect		8.8		8.9		(0.2)	17.6
Balance as of December 31, 2024		(7.9)		(11.7)		(22.9)	(42.5)
Pre-tax current period change		11.4		2.0		25.2	38.6
Income tax effect		(2.9)		(0.6)		—	(3.5)
Balance as of December 31, 2025	$	0.5	$	(10.3)	$	2.3	$ (7.4)

The components of other comprehensive income, net of tax, for the years ended December 31, 2025, 2024, and 2023 were as follows:

	For the year ended December 31,											
	2025				2024				2023			
	Cash Flow Hedges	Pension	CTA	Total	Cash Flow Hedges	Pension	CTA	Total	Cash Flow Hedges	Pension	CTA	Total
Other comprehensive income/(loss) before reclassifications	$ 0.4	$ 0.9	$ 25.2	$ 26.6	$ (6.4)	$ (0.1)	$ (43.9)	$ (50.4)	$ 30.5	$ 2.0	$ 20.9	$ 53.5
Amounts reclassified from accumulated other comprehensive loss	8.0	0.5	—	8.5	(19.1)	16.9	—	(2.1)	(28.6)	1.4	—	(27.2)
Other comprehensive income/(loss)	$ 8.4	$ 1.4	$ 25.2	$ 35.1	$ (25.4)	$ 16.8	$ (43.9)	$ (52.5)	$ 1.8	$ 3.4	$ 20.9	$ 26.2

The amounts reclassified from accumulated other comprehensive loss for the years ended December 31, 2025, 2024, and 2023 were as follows:

		Amount of (Gain)/Loss Reclassified from Accumulated Other Comprehensive Loss						Affected Line in Consolidated Statements of Operations
		For the year ended December 31,						
		2025		2024		2023		
Derivative instruments designated and qualifying as cash flow hedges:								
Foreign currency forward contracts	$	2.8	$	(2.3)	$	(17.1)		Net revenue [1]
Foreign currency forward contracts		7.9		(23.4)		(21.5)		Cost of revenue [1]
Total, before taxes		10.7		(25.7)		(38.6)		Income/(loss) before taxes
Income tax effect		(2.7)		6.6		10.0		Provision for income taxes
Total, net of taxes	$	8.0	$	(19.1)	$	(28.6)		Net income/(loss)
Defined benefit and retiree healthcare plans	$	—	$	0.7	$	1.9		Other, net
Defined benefit and retiree healthcare plans		0.7		6.2		—		Restructuring and other charges, net
Total, before taxes		0.7		6.9		1.9		Income/(loss) before taxes
Income tax effect		(0.2)		10.0		(0.5)		Provision for income taxes
Total, net of taxes	$	0.5	$	16.9	$	1.4		Net income/(loss)

---

[1] Refer to *Note 19: Derivative Instruments and Hedging Activities* for additional information related to amounts to be reclassified from accumulated other comprehensive loss in future periods.

17. Leases

The table below shows right-of-use asset and lease liability amounts and the financial statement line item in which those amounts are presented:

		As of December 31,		
		2025		2024
Operating lease right-of-use assets:				
Other assets	$	51.7	$	37.8
Total operating lease right-of-use assets	$	51.7	$	37.8
Operating lease liabilities:				
Accrued expenses and other current liabilities	$	15.7	$	13.1
Other long-term liabilities		57.1		44.9
Total operating lease liabilities	$	72.8	$	58.0
Finance lease right-of-use assets:				
Property, plant and equipment, at cost	$	44.9	$	44.9
Accumulated depreciation		(31.1)		(30.3)
Property, plant and equipment, net	$	13.7	$	14.6
Finance lease liabilities:				
Current portion of long-term debt and finance lease obligations	$	2.3	$	2.4
Finance lease obligations, less current portion		18.9		21.0
Total finance lease liabilities	$	21.2	$	23.4

The table below presents the lease liabilities arising from obtaining right-of-use assets in the years ended December 31, 2025 and 2024:

		For the year ended December 31,		
		2025		2024
Operating leases	$	22.6	$	28.1
Finance leases	$	—	$	—

The table below presents our total lease cost for the years ended December 31, 2025, 2024, and 2023 (short-term and variable lease cost was not material for any of the years presented):

	For the year ended December 31,					
	2025		**2024**		**2023**	
Operating lease cost [(a)]	$	18.5	$	35.5	$	15.2
Finance lease cost:						
Amortization of right-of-use assets	$	1.3	$	1.3	$	1.5
Interest on lease liabilities		1.9		2.1		2.2
Total finance lease cost	$	3.2	$	3.4	$	3.7

_____

[(a)] For the year ended December 31, 2024, total operating lease cost includes accelerated right-of-use asset amortization of $20.3 million for specific operating leases that we had abandoned.

The table below presents the cash paid related to our operating and finance leases for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,					
	2025		**2024**		**2023**	
Operating cash outflow related to operating leases	$	18.0	$	16.0	$	15.4
Operating cash outflow related to finance leases	$	2.0	$	1.9	$	2.0
Financing cash outflow related to finance leases	$	2.2	$	1.9	$	1.5

The table below presents the weighted-average remaining lease term of our operating and finance leases (in years) as of December 31, 2025, 2024, and 2023:

	2025	**2024**	**2023**
Operating leases	8.2	7.1	6.0
Finance leases	7.5	8.4	9.3

The table below presents our weighted-average discount rate as of December 31, 2025, 2024, and 2023:

	2025	**2024**	**2023**
Operating leases	6.1 %	5.8 %	5.6 %
Finance leases	8.8 %	8.8 %	8.7 %

The table below presents a maturity analysis of the obligations related to our operating lease liabilities and finance lease liabilities in effect as of December 31, 2025:

Year ending December 31,	**Operating Leases**		**Finance Leases**	
2026	$	15.7	$	3.9
2027		12.6		4.0
2028		9.6		3.8
2029		8.3		3.4
2030		6.6		3.4
Thereafter		32.0		10.8
Total undiscounted cash flows related to lease liabilities		84.8		29.3
Less imputed interest		(12.0)		(8.1)
Total lease liabilities	$	72.8	$	21.2

18. Fair Value Measures

Our assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820. The levels of the fair value hierarchy are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that we have the ability to access at the measurement date.

- Level 2 inputs utilize inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs for the asset or liability, allowing for situations where there is little, if any, market activity for the asset or liability.

Measured on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024 are shown in the below table.

	As of December 31,			
	2025		2024	
Assets measured at fair value:				
Cash equivalents (Level 1)	$	406.1	$	243.6
Foreign currency forward contracts (Level 2)		18.3		19.1
Commodity forward contracts (Level 2)		21.2		1.5
Total assets measured at fair value	$	445.6	$	264.2
Liabilities measured at fair value:				
Foreign currency forward contracts (Level 2)	$	17.4	$	27.6
Commodity forward contracts (Level 2)		0.3		1.3
Total liabilities measured at fair value	$	17.7	$	28.9

Refer to *Note 2: Significant Accounting Policies* for additional information related to the methods used to estimate the fair value of our financial instruments and *Note 19: Derivative Instruments and Hedging Activities* for additional information related to the inputs used to determine these fair value measurements and the nature of the risks that these derivative instruments are intended to mitigate. Cash equivalents consist of U.S. Government Treasury money market funds and are classified as Level 1 as they are exchange traded in an active market.

Although we have determined that the majority of the inputs used to value our derivative instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to appropriately reflect both our own non-performance risk and the respective counterparties' non-performance risk in the fair value measurement. As of December 31, 2025 and 2024, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivatives in their entirety are classified in Level 2 in the fair value hierarchy.

Measured on a Nonrecurring Basis

In the third quarter of 2025, impairment indicators were identified that suggested the carrying value of the Dynapower reporting unit could exceed its fair value. The primary indicators of impairment were a lower outlook within certain markets that the reporting unit operates in following recent tax legislation being enacted, and a strategic shift to focus on other markets. This revised outlook led to downward revisions of forecasted future cash flows. We evaluated the goodwill of the Dynapower reporting unit for impairment using a combination of a market-based valuation method and an income approach that discounts forecasted cash flows. As these assumptions were largely unobservable, the estimated fair values fall within Level 3 of the fair value hierarchy. A change in our cash flow forecast or the discount rate used would result in an increase or decrease in our calculated fair value. We determined that our Dynapower reporting unit was impaired, and in the third quarter of 2025, we recorded a $225.7 million non-cash impairment charge. If Dynapower does not achieve the forecasted future cash flows, there is a possibility that additional impairments of the remaining $4.1 million of goodwill may be recognized in the future.

In the third quarter of 2024, we determined that our Dynapower reporting unit was impaired, and we recorded a $150.1 million non-cash impairment charge. In the fourth quarter of 2023, we determined that our Insights reporting unit was impaired and we recorded a $321.7 million non-cash impairment charge. Refer to *Note 11: Goodwill and Other Intangible Assets, Net* for additional information.

As of December 31, 2025, no events or changes in circumstances occurred that would have triggered the need for an additional impairment review of goodwill or other indefinite-lived intangible assets. We evaluated our goodwill for impairment as of October 1, 2025 using a qualitative analysis that considered events and circumstances affecting the fair value of each reporting unit, including macroeconomic conditions, market conditions, industry trends, cost factors, financial performance, and other relevant qualitative factors. The results did not indicate a need to perform quantitative analysis, as we determined that it is more likely than not that the fair value of each of our reporting units exceeded their respective carrying values. Refer to *Note 11: Goodwill and Other Intangible Assets, Net* for additional information.

Financial Instruments Not Recorded at Fair Value

The following table presents the carrying values and fair values of financial instruments not recorded at fair value in the consolidated balance sheets as of December 31, 2025 and 2024. All fair value measures presented are categorized within Level 2 of the fair value hierarchy.

	As of December 31,			
	2025		2024	
	Carrying Value [(1)]	Fair Value	Carrying Value [(1)]	Fair Value
4.0% Senior Notes	$ 646.0	$ 632.2	$ 1,000.0	$ 915.0
4.375% Senior Notes	$ 450.0	$ 439.8	$ 450.0	$ 410.6
5.875% Senior Notes	$ 500.0	$ 507.9	$ 500.0	$ 485.0
3.75% Senior Notes	$ 750.0	$ 703.1	$ 750.0	$ 652.5
6.625% Senior Notes	$ 500.0	$ 523.8	$ 500.0	$ 497.5

_____

[(1)] Excluding any related debt discounts, premiums, and deferred financing costs.

We also hold trade accounts receivables and payables, for which the fair value approximates the carrying value due to their short-term nature.

As of December 31, 2025 and 2024, we held equity investments under the measurement alternative of $7.3 million and $6.1 million, respectively, which are presented in other assets in the consolidated balance sheets. In the year ended December 31, 2024, we adjusted the carrying value of one of these equity investments as a result of an observable price change in the first quarter of 2024, resulting in a loss of $14.8 million.

19. Derivative Instruments and Hedging Activities

We utilize derivative instruments that are designated and qualify as hedges of our exposure to variability in expected future cash flows. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on these hedging instruments with the earnings effect of the hedged forecasted transactions. We may enter into other derivative contracts that are intended to economically hedge certain risks, even though we elect not to apply hedge accounting under FASB ASC Topic 815. Derivative financial instruments not designated as hedges are used to manage our exposure to certain risks, not for trading or speculative purposes. Refer to *Note 2: Significant Accounting Policies* for additional information related to the valuation techniques and accounting policies regarding derivative instruments and hedging activities.

Foreign Currency Risk

We are exposed to fluctuations in the values of certain foreign currencies relative to the functional currency of a given entity. We enter into forward contracts to manage this exposure. We currently have outstanding foreign currency forward contracts that qualify as cash flow hedges intended to offset the effect of exchange rate fluctuations on forecasted sales and certain manufacturing costs. We also have outstanding foreign currency forward contracts that are intended to preserve the economic value of foreign currency denominated monetary assets and liabilities, which are not designated for hedge accounting treatment in accordance with FASB ASC Topic 815.

For each of the years ended December 31, 2025, 2024, and 2023, amounts excluded from the assessment of effectiveness of our foreign currency forward contracts that are designated as cash flow hedges were not material. As of December 31, 2025, we estimate that $2.4 million of net losses will be reclassified from accumulated other comprehensive loss to earnings during the twelve-month period ending December 31, 2026.

As of December 31, 2025, we had the following outstanding foreign currency forward contracts:

Notional (in millions)	Effective Date(s)	Maturity Date(s)	Index (Exchange Rates)	Weighted-Average Strike Rate	Hedge Designation [1]
397.4 EUR	Various from January 2024 to December 2025	Various from January 2026 to December 2027	Euro ("EUR") to USD	1.15 USD	Cash flow hedge
3,822.4 MXN	Various from January 2024 to December 2025	Various from January 2026 to December 2027	USD to Mexican Peso ("MXN")	20.45 MXN	Cash flow hedge
67.6 GBP	Various from January 2024 to December 2025	Various from January 2026 to December 2027	British Pound Sterling ("GBP") to USD	1.31 USD	Cash flow hedge

Notional (in millions)	Effective Date(s)	Maturity Date(s)	Index (Exchange Rates)	Weighted-Average Strike Rate	Hedge Designation [1]
60.3 USD	Various from March 2024 to May 2024	Various from January 2026 to May 2026	USD to Chinese Renminbi ("CNY")	6.97 CNY	Not designated
420.5 CNY	Various September 2024	Various from January 2026 to May 2026	USD to CNY	6.77 CNY	Not designated
8,657.0 KRW	Various from February 2024 to September 2024	Various from January 2026 to July 2026	USD to Korean Won ("KRW")	1,315.03 KRW	Not designated

_____

[1] Derivative financial instruments not designated as hedges are used to manage our exposure to currency exchange rate risk. They are intended to preserve the economic value, and they are not used for trading or speculative purposes. We may also enter into intercompany derivative instruments with our wholly-owned subsidiaries in order to hedge certain forecasted expenses.

Financial Instrument Presentation

The following table presents the fair value of our derivative financial instruments and their classification in the consolidated balance sheets as of December 31, 2025 and 2024:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	As of December 31,		Balance Sheet Location	As of December 31,	
		2025	2024		2025	2024
Derivatives designated as hedging instruments:						
Foreign currency forward contracts	Prepaid expenses and other current assets	$ 14.9	$ 15.8	Accrued expenses and other current liabilities	$ 13.8	$ 17.0
Foreign currency forward contracts	Other assets	3.4	2.9	Other long-term liabilities	1.7	4.1
Total		$ 18.3	$ 18.7		$ 15.5	$ 21.1
Derivatives not designated as hedging instruments:						
Commodity forward contracts	Prepaid expenses and other current assets	$ 17.0	$ 1.4	Accrued expenses and other current liabilities	$ 0.3	$ 0.9
Commodity forward contracts	Other assets	4.2	0.1	Other long-term liabilities	—	0.4
Foreign currency forward contracts	Prepaid expenses and other current assets	0.4	0.4	Accrued expenses and other current liabilities	2.3	4.8
Foreign currency forward contracts	Other assets	—	—	Other long-term liabilities	—	1.8
Total		$ 21.6	$ 1.9		$ 2.6	$ 7.9

These fair value measurements are all categorized within Level 2 of the fair value hierarchy. Refer to *Note 18: Fair Value Measures* for additional information related to the categorization of these fair value measurements within the fair value hierarchy.

The following tables present the effect of our derivative financial instruments on the consolidated statements of operations and the consolidated statements of comprehensive income for the years ended December 31, 2025 and 2024:

Derivatives designated as hedging instruments	Amount of Deferred (Loss)/Gain Recognized in Other Comprehensive (Loss)/ Income		Location of Net (Loss)/ Gain Reclassified from Accumulated Other Comprehensive Loss into Net Income/ (Loss)	Amount of Net (Loss)/Gain Reclassified from Accumulated Other Comprehensive Loss into Net Income/(Loss)	
	For the year ended December 31,			For the year ended December 31,	
	2025	2024		2025	2024
Foreign currency forward contracts	$ (36.4)	$ 27.9	Net revenue	$ (2.8)	$ 2.3
Foreign currency forward contracts	$ 37.1	$ (36.5)	Cost of revenue	$ (7.9)	$ 23.4

Derivatives not designated as hedging instruments	Amount of (Loss)/Gain Recognized in Net Income/Loss		
	For the year ended December 31,		
	2025	2024	Location of (Loss)/Gain Recognized in Net Income/(Loss)
Commodity forward contracts	$ 28.1	$ 3.5	Other, net
Foreign currency forward contracts	$ (2.5)	$ (2.6)	Other, net

Credit risk related contingent features

We have agreements with our derivative counterparties that contain a provision whereby if we default on our indebtedness and repayment of the indebtedness has been accelerated by the lender, then we could also be declared in default on our derivative obligations.

As of December 31, 2025, the termination value of outstanding derivatives in a liability position, excluding any adjustment for non-performance risk, was $18.2 million. As of December 31, 2025, we have not posted any cash collateral related to these agreements. If we breach any of the default provisions on any of our indebtedness as described above, we could be required to settle our obligations under the derivative agreements at their termination values.

20. Segment Reporting

We present financial information for three reportable segments, Automotive, Industrials, and Aerospace, Defense, and Commercial Equipment. Also, in the last quarter of 2025, we realigned our segments as a result of organizational changes that better allocate our resources to support changes to our business strategy. Refer to *Note 1: Basis of Presentation* for additional information. Our operating segments are business segments that we manage as components of an enterprise, for which separate financial information is evaluated regularly by our chief operating decision maker ("CODM"), who is our chief executive officer, in deciding how to allocate resources and assess performance.

An operating segment's performance is primarily evaluated based on segment operating income, which excludes amortization of intangible assets, impairment of goodwill and other intangible assets, restructuring charges, and certain corporate costs or credits not associated with the operations of the segment. Corporate and other costs excluded from a segment's performance are separately stated below and include costs that are related to functional areas such as finance, information technology, legal, and human resources. The CODM uses operating income primarily in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis for operating income when making decisions about the allocation of operating and capital resources to each segment. Significant expenses reviewed by the CODM are segment cost of revenue and segment operating expenses. We believe that segment operating income, as defined above, is an appropriate measure for evaluating the operating performance of our segments. However, the measure should be considered in addition to, and not as a substitute for, or superior to, operating income or other measures of financial performance prepared with U.S. GAAP. The accounting policies of each of our operating and reportable segments are materially consistent with those described in *Note 2: Significant Accounting Policies*.

The Automotive segment primarily serves the Automotive OEM and aftermarket industries through the development and manufacturing of sensors, high-voltage solutions (i.e., electrical protection components), and other solutions that are used in mission-critical systems and applications.

Industrials primarily serves industrial customers through the development and manufacture of a broad portfolio of application-specific sensor, power management, and electrical protection products used in a diverse range of industrial markets, including the appliance, HVAC, material handling, charging infrastructure, renewable energy generation, and microgrid applications and markets.

The Aerospace, Defense, and Commercial Equipment primarily serves the aerospace, including commercial aircraft, defense, and commercial equipment, which includes on-road truck, construction, and agriculture markets, through the development and manufacture of a variety of sensors, electrical protection products, operator controls, and other solutions that are used in mission-critical systems and applications.

The following table presents net revenue, cost of revenue, segment and non-segment operating expenses, and segment and non-segment operating income for the reportable segments and other operating results not allocated to the reportable segments for the years ended December 31, 2025, 2024, and 2023. The net revenue and segment operating income and corporate and other amounts previously reported in the table below for the years ended December 31, 2025, 2024, and 2023 have been retrospectively recast to reflect the segment realignments as described above.

		For the year ended December 31,					
			2025		2024		2023
Net revenue:							
Automotive [1]	$		2,111.7	$	2,195.5	$	2,167.4
Industrials [1]			787.8		749.2		863.2
Aerospace, Defense, and Commercial Equipment [1]			805.0		860.2		876.1
Other			—		127.9		147.5
Total net revenue	$		3,704.5	$	3,932.8	$	4,054.1
Segment and non-segment cost of revenue:							
Automotive	$		1,456.2	$	1,506.8	$	1,480.9
Industrials			469.3		454.0		528.3
Aerospace, Defense, and Commercial Equipment			524.0		549.0		542.5
Other			—		72.8		90.2
Total segment and non-segment cost of revenue	$		2,449.5	$	2,582.6	$	2,641.8
Segment and non-segment operating expenses[2]:							
Automotive [1]	$		154.8	$	181.2	$	175.9
Industrials [1]			92.4		102.9		116.3
Aerospace, Defense, and Commercial Equipment [1]			69.5		84.6		93.7
Other			—		27.1		49.8
Total segment and non-segment operating expenses	$		316.6	$	395.8	$	435.6
Segment and non-segment operating income (as defined above):							
Automotive [1]	$		500.8	$	507.5	$	510.7
Industrials [1]			226.0		192.3		218.6
Aerospace, Defense, and Commercial Equipment [1]			211.5		226.5		239.9
Other			—		28.1		7.5
Total segment and non-segment operating income			938.4		954.4		976.7
Corporate and other [1]			(344.1)		(360.1)		(245.0)
Amortization of intangible assets			(80.2)		(145.7)		(173.9)
Goodwill impairment charge			(225.7)		(150.1)		(321.7)
Restructuring and other charges, net			(50.8)		(149.2)		(54.5)
Operating income			237.5		149.3		181.7
Interest expense			(149.1)		(155.8)		(182.2)
Interest income			19.1		16.2		31.3
Other, net			15.8		(21.5)		(13.0)
Income/(loss) before taxes	$		123.3	$	(11.8)	$	17.8

---

[1]   The amounts previously reported for the years ended December 31, 2024 and 2023 have been retrospectively recast to reflect the segment realignment as discussed in *Note 1: Basis of Presentation*.

[2]   Segment operating expenses include research, development, and engineering, and selling, general and administrative expenses associated with each segment.

The following table presents depreciation and amortization expense for our reportable segments and corporate and other for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,					
	2025		2024		2023	
Depreciation and amortization:						
Automotive	$	88.6	$	80.0	$	82.3
Industrials		12.8		11.5		13.5
Aerospace, Defense, and Commercial Equipment		17.8		18.1		18.6
Corporate and other [1]		137.2		203.2		192.6
Total depreciation and amortization	$	256.4	$	312.8	$	307.0

_____

[1] Included within corporate and other is depreciation expense associated with the step-up in fair value of assets acquired in connection with a business combination (e.g., PP&E and inventories), amortization of intangible assets, and accelerated depreciation recognized in connection with restructuring actions. We do not allocate these amounts to our segments. This treatment is consistent with the financial information reviewed by our chief operating decision maker.

The following table presents additions to PP&E and capitalized software for our reportable segments and corporate and other for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,					
	2025		2024		2023	
Additions to property, plant and equipment and capitalized software:						
Automotive	$	93.9	$	113.2	$	129.8
Industrials		14.5		16.4		18.1
Aerospace, Defense, and Commercial Equipment		3.9		2.8		3.6
Corporate and other		18.9		26.2		33.1
Total additions to property, plant and equipment and capitalized software	$	131.2	$	158.6	$	184.6

Geographic Area Information

The following tables present net revenue by geographic area and by significant country for the years ended December 31, 2025, 2024, and 2023. In these tables, net revenue is aggregated according to the location of our subsidiaries.

	For the year ended December 31,					
	2025		2024		2023	
Net revenue:						
Americas	$	1,499.7	$	1,702.0	$	1,825.0
Europe		1,013.5		1,061.6		1,066.1
Asia and rest of world		1,191.3		1,169.2		1,163.0
Net revenue	$	3,704.5	$	3,932.8	$	4,054.1

	For the year ended December 31,					
	2025		2024		2023	
Net revenue:						
United States	$	1,445.2	$	1,574.0	$	1,678.5
China		745.4		724.0		724.7
The Netherlands		861.7		897.1		904.2
United Kingdom		116.4		127.2		105.2
All other		535.8		610.5		641.5
Net revenue	$	3,704.5	$	3,932.8	$	4,054.1

The following tables present PP&E, net, by geographic area and by significant country as of December 31, 2025 and 2024. In these tables, PP&E, net is aggregated based on the location of our subsidiaries.

	As of December 31,		
	2025		**2024**
Property, plant and equipment, net:			
Americas	$ 262.3	$	301.9
Europe	135.4		141.4
Asia and rest of world	378.7		378.4
Property, plant and equipment, net	$ 776.5	$	821.7

	As of December 31,		
	2025		**2024**
Property, plant and equipment, net:			
United States	$ 99.4	$	121.8
China	254.3		266.1
Mexico	162.8		180.0
Bulgaria	99.4		108.1
United Kingdom	24.6		21.1
Malaysia	120.5		108.1
All other	15.5		16.5
Property, plant and equipment, net	$ 776.5	$	821.7

21. Divestitures

Insights Business

In August 2024, we executed a purchase agreement whereby we agreed to sell the Insights Business to an affiliate of Balmoral Funds ("the Buyer"). The closing of the transaction occurred in the third quarter of 2024, at which time net assets transferred to the Buyer.

For the year ended December 31, 2024 and 2023 the Insights Business was included in Other. Refer to *Note 1: Basis of Presentation* and *Note 20: Segment Reporting* included elsewhere in this Report for additional information on the segment realignment.

Magnetic Speed and Position Business ("MSP Business")

In November 2024, we executed a purchase agreement whereby we agreed to sell the MSP Business to a third party. The closing of the transaction occurred in the first quarter of 2025, at which time net assets transferred to the buyer.

22. Subsequent Events

In February 2026, the United States Supreme Court issued a ruling striking down certain tariffs previously imposed under the International Emergency Economic Powers Act. We have incurred, and passed through to customers, approximately $40.8 million of tariffs during the year ended December 31, 2025. The ultimate availability, timing, and amount of any potential refunds of such tariffs remain highly uncertain and are subject to further legal, regulatory, and administrative developments. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether further additional tariffs or other retaliatory actions may be imposed, modified, or suspended, and the impacts of such actions on our business.

FINANCIAL STATEMENT SCHEDULE

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In millions)

	Balance at the Beginning of the Period	Additions Charged, Net of Reversals, to Expenses/ Against Revenue	Deductions	Balance at the End of the Period
For the year ended December 31, 2025				
Accounts receivable allowances	$ 20.5	$ (3.1)	$ (1.2)	$ 16.2
For the year ended December 31, 2024				
Accounts receivable allowances	$ 29.0	$ (3.2)	$ (5.3)	$ 20.5
For the year ended December 31, 2023				
Accounts receivable allowances	$ 24.2	$ 9.1	$ (4.3)	$ 29.0

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

The required certifications of our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer are included as Exhibits 31.1, 31.2, and 31.3 to this Annual Report on Form 10-K. The disclosures set forth in this Item 9A contain information concerning the evaluation of our disclosure controls and procedures, management's report on internal control over financial reporting, and changes in internal control over financial reporting referred to in these certifications. These certifications should be read in conjunction with this Item 9A for a more complete understanding of the matters covered by the certifications.

<p align="center">Evaluation of Disclosure Controls and Procedures</p>

With the participation of our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the United States Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management of Sensata Technologies Holding plc (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management, Board of Directors, and shareholders regarding the preparation and fair presentation of the Company's published financial statements in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

There are inherent limitations to the effectiveness of any system of internal control over financial reporting. Accordingly, even an effective system of internal control over financial reporting can only provide reasonable assurance with respect to financial statement preparation and presentation in accordance with accounting principles generally accepted in the United States of America. Our internal controls over financial reporting are subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in May 2013.

Based on the results of this assessment, management, including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, has concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has also issued an audit report on the Company's internal control over financial reporting, which is included elsewhere in this Annual Report on Form 10-K.

Swindon, United Kingdom

February 27, 2026

Changes in Internal Control over Financial Reporting

Other than execution of the material weakness remediation activities described below, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fourth quarter of the year ended December 31, 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Previously Disclosed Material Weaknesses

We previously identified and disclosed in our 2023 and 2024 Annual Reports, as well as in our Quarterly Report on Form 10-Q filed for the quarters ended between March 31, 2024 and September 30, 2025, material weaknesses in maintaining an appropriate internal control environment. The Company did not specify objectives with sufficient clarity to enable an appropriate level of risk assessment and monitoring. Additionally, the Company's control activities did not adequately and consistently establish policies, procedures, information protocols and communications to design and operate effective controls, due in part, to a lack of appropriate accounting personnel, impacting areas such as inventory and account reconciliation processes in our Americas Accounting and Shared Services teams located in Mexico.

As of December 31, 2025, Management has completed the implementation of our remediation efforts of the material weaknesses previously reported. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our remediation efforts included:
- Completion of an internal organizational assessment to identify gaps in knowledge and staffing levels and consider potential reorganization of our teams.
- Hiring of additional accounting and IT personnel, including a new Chief Accounting Officer in May 2024, with the appropriate level of knowledge, training, and experience to improve our internal control over financial reporting and IT capabilities and recruiting additional resources.
- Engaged a third party to assist in development and formalization of a risk assessment process across the organization to identify risks and design new controls or enhance existing controls responsive to such risks to ensure timely and accurate financial reporting based on criteria established in the COSO framework.
- Implemented a global system to enhance our account reconciliation process, increase monitoring capabilities, and improve our consistency.
- Assessed the specific training needs for newly hired and existing personnel and developed and delivered training programs designed to enhance our internal controls over financial reporting.
- Enhanced the procedures regarding our annual physical inventory counts, including employee training in performing annual physical counts and clarification of instructions as to the process for recording adjustments to inventory as a result of physical counts.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Sensata Technologies Holding plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sensata Technologies Holding plc and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 27, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
February 27, 2026

ITEM 9B.　　OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

During the three-month fiscal period ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

The information set forth below is included for the purpose of providing disclosure under Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers of Form 8-K.

On February 23, 2026, the Company entered into a new Second Amended and Restated Employment Agreement with Lynne J. Caljouw, the Company's Executive Vice President and Chief Human Resources Officer, which replaced in its entirety her Amended and Restated Employment Agreement dated January 1, 2023. In addition, on February 24, 2026, the Company entered into a new Second Amended and Restated Employment Agreement with Brian J. Wilkie, the Company's Executive Vice President and President of Aerospace, Defense & Commercial Equipment, which replaced in its entirety his Amended and Restated Employment Agreement dated April 1, 2024. Ms. Caljouw and Mr. Wilkie are each a Named Executive Officer ("NEO") of the Company.

The new Employment Agreements were executed as part of a Company initiative to migrate all Executive Officers to a standardized Employment Agreement template. The new Employment Agreements do not contain any material changes from the terms of the prior employment agreements for either Ms. Caljouw or Mr. Wilkie.

The foregoing description of the Employment Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreements for Ms. Caljouw and Mr. Wilkie, which are filed as Exhibit 10.49 and Exhibit 10.50, respectively, to this Annual Report and incorporated herein by reference.

ITEM 9C.　　DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None

PART III

ITEM 10.　　DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules, and regulations. As part of this commitment, we have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities all employees, officers, directors, consultants, and contractors of or to Sensata and its subsidiaries, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is included as Exhibit 19.1 to this Report.

Other information required by this Item 10 is incorporated herein by reference from the Definitive Proxy Statement of Sensata Technologies Holding plc (the "Company"), to be filed with the United States ("U.S.") Securities and Exchange Commission (the "SEC") within 120 days of the Company's fiscal year ended December 31, 2025.

ITEM 11.　　EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference from the Company's Definitive Proxy Statement, to be filed with the SEC within 120 days of the Company's fiscal year ended December 31, 2025.

ITEM 12.　　SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference from the Company's Definitive Proxy Statement, to be filed with the SEC within 120 days of the Company's fiscal year ended December 31, 2025.

ITEM 13.　　CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference from the Company's Definitive Proxy Statement, to be filed with the SEC within 120 days of the Company's fiscal year ended December 31, 2025.

ITEM 14. **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by this Item 14 is incorporated herein by reference from the Company's Definitive Proxy Statement, to be filed with the SEC within 120 days of the Company's fiscal year ended December 31, 2025.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)

1. **Financial Statements** — See "Financial Statements" under Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

2. **Financial Statement Schedules —** See "Financial Statement Schedules" under Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

3. **Exhibits**

EXHIBIT INDEX

3.1	Articles of Association of Sensata Technologies Holding plc (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on March 28, 2018).
4.1	Indenture, dated as of October 14, 2014, among Sensata Technologies B.V., the Guarantors named therein, and The Bank of New York Mellon, as Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023).
4.2	Description of Sensata Technologies Holding plc Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.15 of the Registrant's Annual Report on Form 10-K filed on February 11, 2020).
4.3	Indenture, dated as of August 17, 2020, among Sensata Technologies, Inc., the Guarantors named therein, and The Bank of New York Mellon, as the Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.10 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023).
4.4	Form of 3.750% Senior Notes due 2031 (included as Exhibit A to Exhibit 4.3).
4.5	Indenture dated as of March 29, 2021 among Sensata Technologies B.V., the Guarantors named therein, and The Bank of New York Mellon as Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.12 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023).
4.6	Form of 4.0% Senior Notes due 2029 (included as Exhibit A to Exhibit 4.5).
4.7	Indenture, dated as of August 29, 2022, among Sensata Technologies B.V., the Guarantors named therein, and the Bank of New York Mellon, as Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.14 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023).
4.8	Form of 5.875% Senior Notes due 2030 (included as Exhibit A to Exhibit 4.7).
4.9	Indenture, dated as of June 6, 2024, among Sensata Technologies, Inc., the Guarantors named therein, and the Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed on June 6, 2024).
4.10	Form of 6.625% Senior Notes due 2032 (included as Exhibit A to Exhibit 4.9).
10.1	Cross-License Agreement, dated April 27, 2006, among Texas Instruments Incorporated, Sensata Technologies B.V. and Potazia Holding B.V. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-4 of Sensata Technologies B.V. filed on December 29, 2006).
10.2	Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., Morgan Stanley Senior Funding, Inc., as administrative agent, the initial l/c issuer and initial swing line lender named therein, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on May 17, 2011).
10.3	Domestic Guaranty, dated as of May 12, 2011, made by each of Sensata Technologies Finance Company, LLC, Sensata Technologies, Inc., Sensata Technologies Massachusetts, Inc. and each of the Additional Guarantors from time to time made a party thereto in favor of the Secured Parties (as defined therein) (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on May 17, 2011).

10.4	Guaranty, dated as of May 12, 2011, made by Sensata Technologies B.V. in favor of the Secured Parties (as defined therein) (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on May 17, 2011).).
10.5	Foreign Guaranty, dated as of May 12, 2011, made by each of Sensata Technologies Holding Company US B.V., Sensata Technologies Holland, B.V., Sensata Technologies Holding Company Mexico, B.V., Sensata Technologies de México, S. de R.L. de C.V., Sensata Technologies Japan Limited, Sensata Technologies Malaysia Sdn. Bhd. and each of the Additional Guarantors from time to time made a party thereto in favor of the Secured Parties (as defined therein) (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on May 17, 2011).
10.6	Patent Security Agreement, dated as of May 12, 2011, made by each of Sensata Technologies Finance Company, LLC, Sensata Technologies, Inc. and Sensata Technologies Massachusetts, Inc. to Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on May 17, 2011).
10.7	Trademark Security Agreement, dated as of May 12, 2011, made by each of Sensata Technologies Finance Company, LLC, Sensata Technologies, Inc. and Sensata Technologies Massachusetts, Inc. to Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.6 of the Registrant's Current Report on Form 8-K filed on May 17, 2011).
10.8	Domestic Pledge Agreement, dated as of May 12, 2011, made by each of Sensata Technologies B.V. and Sensata Technologies Holding Company US B.V. to Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.7 of the Registrant's Current Report on Form 8-K filed on May 17, 2011).
10.9	Domestic Security Agreement, dated as of May 12, 2011, made by each of Sensata Technologies Finance Company, LLC, Sensata Technologies, Inc. and Sensata Technologies Massachusetts, Inc. to Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.8 of the Registrant's Current Report on Form 8-K filed on May 17, 2011).
10.10	Form of Director Options Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2012).†
10.11	Amendment No. 1 to Credit Agreement dated as of December 6, 2012, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc., and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on December 10, 2012).
10.12	Amendment No. 2 to Credit Agreement dated as of December 11, 2013, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on December 11, 2013).
10.13	Amendment No. 3 to Credit Agreement dated as of October 14, 2014, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Barclays Bank PLC and the other lenders party thereto, and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 17, 2014).
10.14	Amendment No. 4 to Credit Agreement, dated as of November 4, 2014, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on November 10, 2014).
10.15	Amendment No. 5 to Credit Agreement, dated as of March 26, 2015, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 1, 2015).
10.16	Amendment No. 6 to Credit Agreement dated as of May 11, 2015, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., Morgan Stanley Senior Funding, Inc. and Barclays Bank PLC as joint lead arrangers and bookrunners, Morgan Stanley Senior Funding, Inc. as administrative agent on behalf of the lenders party to the Credit Agreement, and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on May 14, 2015).

10.17	Amendment No. 7 to Credit Agreement, dated as of September 29, 2015, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 2, 2015).
10.18	Amendment No. 8 to Credit Agreement, dated as of November 7, 2017, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on November 14, 2017).
10.19	Sensata Technologies Holding plc First Amended and Restated 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 28, 2018). †
10.20	Amendment No. 9 to Credit Agreement, dated as of March 27, 2019, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 2, 2019).
10.21	Technical Amendment to Credit Agreement dated as of June 13, 2019, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC and Morgan Stanley Senior Funding, Inc. as administrative agent on behalf of the lenders party to the Credit Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on July 30, 2019).
10.22	Amendment No. 10 to Credit Agreement and Amendment No. 1 to Domestic Guaranty and Foreign Guaranty, dated as of September 20, 2019, by and among Sensata Technologies, Inc., Sensata Technologies Intermediate Holding B.V., Sensata Technologies B.V., the other guarantors party thereto, Morgan Stanley Senior Funding, Inc., and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on September 26, 2019).
10.23	Third Amended and Restated Employment Agreement between Jeffrey Cote and Sensata Technologies, Inc., dated March 1, 2020 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2020).†
10.24	Amendment to Martha Sullivan Award Agreements with Sensata Technologies Holding plc, dated February 29, 2020 (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2020).†
10.25	Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2021). †
10.26	Form of Award Agreement for Restricted Stock Units for Directors under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2021). †
10.27	Stock Purchase Agreement between Dynapower Holdings, LLC and Sensata Technologies, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on April 26, 2022).
10.28	Second Amended and Restated Employment Agreement between George Verras and Sensata Technologies, Inc., dated May 1, 2022 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2022). †
10.29	Amendment No. 11 to Credit Agreement and Amendment No. 2 to Foreign Guaranty, dated as of June 23, 2022, by and among Sensata Technologies, Inc., Sensata Technologies Intermediate Holding B.V., the other Guarantors party thereto, Morgan Stanley Senior Funding, Inc., as the Administrative Agent, an L/C Issuer and the Swing Line Lender, and the Revolving Credit Lenders and other L/C Issuers party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on June 29, 2022).
10.30	Amendment No. 12 to Credit Agreement, dated as of January 4, 2023, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies Inc., Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.42 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023.
10.31	Form of Award Agreement for Performance Restricted Stock Units for Named Executive Officers under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2023).†

10.32	Amendment No. 13 to Credit Agreement and Amendment No. 3 to Foreign Guaranty, dated as of August 22, 2023, by and among Sensata Technologies, Inc., Sensata Technologies Intermediate Holding B.V., Sensata Technologies B.V., the other Guarantors party thereto, Morgan Stanley Senior Funding, Inc., as the Administrative Agent, an L/C Issuer and the Swing Line Lender, and the Revolving Credit Lenders and other L/C Issuers party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on August 28, 2023).
10.33	Amendment No. 14 to Credit Agreement, dated as of September 24, 2025, by and among Sensata Technologies, Inc., Sensata Technologies Intermediate Holding B.V., Sensata Technologies B.V., the other Guarantors party thereto, Morgan Stanley Senior Funding, Inc., as the Administrative Agent, an L/C Issuer and the Swing Line Lender, and the Revolving Credit Lenders and other L/C Issuers party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on September 29, 2025).
10.34	Form of Award Agreement for Restricted Stock Units under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024). †
10.35	Form of Award Agreement for Performance Restricted Stock Units under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024). †
10.36	Retirement and Release of Claims Agreement between Jeffrey Cote and Sensata Technologies, Inc., dated April 26, 2024 (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024). †
10.37	Sensata Technologies Holding plc Severance and Change in Control Plan, dated April 26, 2024 (incorporated by reference to Exhibit 10.10 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2024). †
10.38	Form of Inducement Restricted Stock Unit Award (Replacement Award), between Stephan von Shuckmann and Sensata Technologies Holding plc (incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form S-8 filed on January 10, 2025). †
10.39	Form of Inducement Restricted Stock Unit Award, between Stephan von Shuckmann and Sensata Technologies Holding plc (incorporated by reference to Exhibit 99.2 of the Registrant's Registration Statement on Form S-8 filed on January 10,2025). †
10.40	Fixed-Term Employment Agreement, dated November 22, 2024, between Stephan von Schuckmann and Sensata Technologies Germany GmbH (incorporated by reference to Exhibit 10.49 of the Registrant's Annual Report on Form 10-K filed on February 28, 2025). †
10.41	Employment Agreement, dated November 22, 2024, between Stephan von Shuckmann and Sensata Technologies, Inc. (incorporated by reference to Exhibit 10.50 of the Registrant's Annual Report on Form 10-K filed on February 28, 2025). †
10.42	Letter Agreement, dated December 17, 2024, between Stephan von Schuckmann and Sensata Technologies Holding plc (incorporated by reference to Exhibit 10.51 of the Registrant's Annual Report on Form 10-K filed on February 28, 2025). †
10.43	Form of Inducement Performance-based Restricted Stock Unit Award (Replacement Award), between Stephan von Shuckmann and Sensata Technologies Holding plc (incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form S-8 filed on April 17, 2025). †
10.44	Form of Inducement Performance-based Restricted Stock Unit Award, between Stephan von Shuckmann and Sensata Technologies Holding plc (incorporated by reference to Exhibit 99.2 of the Registrant's Registration Statement on Form S-8 filed on April 17, 2025). †
10.45	Form of Award Agreement for Restricted Stock Units under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2025). †
10.46	Form of Award Agreement for Performance Restricted Stock Units under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q filed on May 8, 2025). †
10.47	Employment Agreement, dated June 23, 2025, between Nicholas Bardot and Sensata Technologies, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on November 3, 2025). †
10.48	Separation and Release of Claims Agreement between Sensata Technologies, Inc. and George Verras, dated December 8, 2025 (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on December 11, 2025). †

10.49	Amended and Restated Employment agreement between Lynne Caljouw and Sensata Technologies, Inc., dated February 23, 2026. †*
10.50	Amended and Restated Employment Agreement between Brian Wilkie and Sensata Technologies, Inc., dated February 24, 2026. †*
19.1	Sensata Technologies Holding plc Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Registrant's Annual Report on Form 10-K filed on February 28, 2025).
21.1	Subsidiaries of Sensata Technologies Holding plc. *
23.1	Consent of Deloitte & Touche LLP. *
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.3	Certification of Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification of Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
97.1	Sensata Technologies Holding plc Clawback Policy. *
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document. *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document. *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document. *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document. *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. *
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

_____

*   Filed herewith.

†   Indicates management contract or compensatory plan, contract or arrangement.

‡   There have been non-material modifications to this contract since inception


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SENSATA TECHNOLOGIES HOLDING PLC

/s/ STEPHAN von SCHUCKMANN


By: **Stephan von Schuckmann**

Its: **Chief Executive Officer**

Date: February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ STEPHAN von SCHUCKMANN Stephan von Schuckmann	Chief Executive Officer and Director *(Principal Executive Officer)*	February 27, 2026
/s/ ANDREW LYNCH Andrew Lynch	Executive Vice President and Chief Financial Officer *(Principal Financial Officer)*	February 27, 2026
/s/ RICHARD SIEDEL Richard Siedel	Senior Vice President and Chief Accounting Officer *(Principal Accounting Officer)*	February 27, 2026
/s/ ANDREW TEICH Andrew Teich	Chairman of the Board of Directors	February 27, 2026
/s/ JOHN ABSMEIER John Absmeier	Director	February 27, 2026
/s/ DANIEL BLACK Daniel Black	Director	February 27, 2026
/s/ LORRAINE BOLSINGER Lorraine Bolsinger	Director	February 27, 2026
/s/ PHILLIP EYLER Phillip Eyler	Director	February 27, 2026
/s/ JOHN MIRSHEKARI John Mirshekari	Director	February 27, 2026
/s/ CONSTANCE SKIDMORE Constance Skidmore	Director	February 27, 2026
/s/ STEVEN SONNENBERG Steven Sonnenberg	Director	February 27, 2026
/s/ MARTHA SULLIVAN Martha Sullivan	Director	February 27, 2026
/s/ JUGAL VIJAYVARGIYA Jugal Vijayvargiya	Director	February 27, 2026
/s/ STEPHEN ZIDE Stephen Zide	Director	February 27, 2026
/s/ STEPHAN von SCHUCKMANN Stephan von Schuckmann	Authorized Representative in the United States	February 27, 2026

[This page intentionally left blank]

Corporate Information

MANAGEMENT TEAM

Stephan von Schuckmann
Chief Executive Officer

Nicolas Bardot
Executive Vice President,
Chief Operations Officer

Lynne J. Caljouw
Executive Vice President,
Chief Human Resources Officer

Jackie Chen
Executive Vice President,
President of Sensata China

Patrick Hertzke
Executive Vice President,
Chief Growth & Transformation Officer

Andrew Lynch
Executive Vice President,
Chief Financial Officer

Alice Martins
Executive Vice President and
President of Industrials

Markus Schwabe
Executive Vice President and
President of Automotive

David Stott
Executive Vice President, General
Counsel

Brian Wilkie
Executive Vice President and
President of Aerospace, Defense and
Commercial Equipment

BOARD OF DIRECTORS

Andrew C. Teich [3,4,5]
Chairman of the Board
Sensata Technologies,
Retired President and CEO
FLIR Systems

Stephan von Schuckmann
Chief Executive Officer
Sensata Technologies

John P. Absmeier [5]
Chief Technology Officer
Woven by Toyota, Inc.

Daniel L. Black [1,2,4]
Managing Partner
The Wicks Group

Lorraine A. Bolsinger [2,3]
Retired Executive
General Electric Company

Phillip M. Eyler [3,5]
Retired President and CEO
Gentherm, Inc

John Mirshekari [4,5]
Founder and Managing Partner
M Partners Capital LLC

Constance E. Skidmore [1,2,3]
Retired Partner
PricewaterhouseCoopers

Steven A. Sonnenberg [1,5]
Retired Executive
Emerson Electric Co.

Martha N. Sullivan [4,5]
Retired CEO and President
Sensata Technologies

Jugal Vijayvargiya [1,2]
President and CEO
Materion Corporation

Stephen M. Zide [4]
Former Senior Advisor
Bain Capital

STOCKHOLDER INFORMATION

Corporate Headquarters
Interface House
Interface Business Park
Bincknoll Lane
Royal Wootton Bassett
Swindon, Wiltshire SN4 8SY
United Kingdom

U.S. Headquarters
529 Pleasant Street
Attleboro, MA 02703
Telephone: 508-236-3800
Web: www.sensata.com

Investor Relations
Sensata Technologies
529 Pleasant Street
Attleboro, MA 02703
Email: investors@sensata.com

Independent Auditors
Deloitte & Touche LLP
Boston, Massachusetts

Stock Listing
Sensata Technologies
Common stock is traded on the NYSE
under symbol "ST"

Transfer Agent
Computershare
PO Box 505000
Louisville, KY 40233-5000
Telephone: 866-644-4127
Web: www.computershare.com

The 2025 Annual Report, Form 10-K
and other investor information can be
viewed at www.sensata.com

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating & Corporate Governance Committee
[4] Member of the Finance Committee
[5] Member of the Innovation & Technology Committee

sensata.com



CORPORATE HEADQUARTERS

Interface House, Interface Business Park
Bincknoll Lane
Royal Wootton Bassett
Swindon, Wiltshire SN4 8SY
United Kingdom

U.S. HEADQUARTERS

Sensata Technologies
529 Pleasant Street
Attleboro, MA 02703
Telephone: +1-508-236-3800